Exhibit 99.2

Management’s discussion and analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 108 to 110 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2017 when reading this MD&A.

In preparing this MD&A, we have taken into account information available to us up to March 8, 2018, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s audited consolidated financial statements for the year ended December 31, 2017, BCE’s annual information form for the year ended December 31, 2017, dated March 8, 2018 (BCE 2017 AIF) and recent financial reports, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2017 and 2016.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

BCE’s 2017 annual report, including this MD&A and, in particular, but without limitation, section 1.3, Key corporate developments, section 1.4, Capital markets strategy, section 2, Strategic imperatives, section 3.2, Business outlook and assumptions, section 5, Business segment analysis and section 6.7, Liquidity of this MD&A, contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to our projected financial performance for 2018, BCE’s dividend growth objective, common share dividend payout policy and 2018 annualized common share dividend, the expected improvement of BCE’s net debt leverage ratio and return thereof within BCE’s target range, the sources of liquidity we expect to use to meet our anticipated 2018 cash requirements, our expected 2018 post-employment benefit plans funding, our network deployment and capital investment plans, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in BCE’s 2017 annual report, including in this MD&A, describe our expectations as at March 8, 2018 and, accordingly, are subject to change after that date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in BCE’s 2017 annual report, including in this MD&A, for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in BCE’s 2017 annual report and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sections of this MD&A entitled Business outlook and assumptions, which sections are incorporated by reference in this cautionary statement. We believe that our assumptions were reasonable at March 8, 2018. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, competitive, regulatory, economic, financial, operational, technological and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in BCE’s 2017 annual report, and in particular in this MD&A, include, but are not limited to, the risks described or referred to in section 9, Business risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 8, 2018. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

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1 Overview

1.1 Introduction

AT A GLANCE

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE’s shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless provides wireless voice and data communications products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite television (TV) service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional, specialty and pay TV, digital media, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

We also hold investments in a number of other assets, including:

  a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE)
  a 50% indirect equity interest in Glentel Inc. (Glentel)
  an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club and the Bell Centre in Montréal

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1	MD&A	Overview

BCE CONSOLIDATED RESULTS

BCE CUSTOMER CONNECTIONS

OUR GOAL

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to grow our subscribers profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers and as Canada’s premier content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders. Our strategy is centred on our disciplined focus and execution of six strategic imperatives. The six strategic imperatives that underlie BCE’s business plan are:

(1)	Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.
(2)	As a result of the acquisition of MTS on March 17, 2017, our wireless, high-speed Internet, TV and NAS subscriber bases increased by 476,932 (418,427 postpaid), 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively. Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS Communications Inc. (TELUS) related to BCE’s acquisition of MTS. Bell’s wireless subscriber base in Q2 2017 also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid) due to the decommissioning of the code division multiple access (CDMA) network in western Canada.
(3)	Following a review of customer accounts by a wholesale reseller, we adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

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1.2 About BCE

We report the results of our operations in three segments: Bell Wireless, Bell Wireline and Bell Media. We describe our product lines by segment below, to provide further insight into our operations.

OUR PRODUCTS AND SERVICES

Bell Wireless

SEGMENT DESCRIPTION

  Provides integrated digital wireless voice and data communications products and services to residential and business customers across Canada
  Includes the results of operations of Bell Mobility Inc. (Bell Mobility) and wireless-related product sales from our wholly-owned subsidiary, national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source)

OUR NETWORKS AND REACH

We hold licensed national wireless spectrum, with holdings across various spectrum bands, totalling more than 4,600 million Megahertz (Mhz) per Population (MHz-pop), corresponding to a weighted-average of approximately 138 MHz-pop of spectrum across Canada.

The vast majority of our cell towers are connected by fibre, the latest in network infrastructure technology, for a more reliable connection.

Our Fourth Generation (4G) Long-term Evolution (LTE) and LTE Advanced (LTE-A) nationwide wireless broadband networks are compatible with global standards and deliver high-quality and reliable voice and high-speed data services to virtually all of the Canadian population.

  LTE covered 99% of the Canadian population coast to coast, while LTE-A covered approximately 87% of the Canadian population at December 31, 2017
  Expansion of our LTE and LTE-A services is supported by continued repurposing of wireless spectrum to increase capacity and coverage
  In-building coverage improvements to deliver a stronger signal
  LTE-A provides mobile Internet data access speeds as fast as 750 Megabits per second (Mbps) (expected average download speeds of 25 to 230 Mbps), while LTE offers speeds up to 150 Mbps (typical speeds of 12 to 40 Mbps)(1)
  Reverts to the High-speed packet access plus (HSPA+) network outside LTE coverage areas, with speeds up to 42 Mbps (typical speeds of 7 to 14 Mbps)
  International voice and roaming capabilities in more than 230 destinations

We manage 6,500 wireless fidelity (Wi-Fi) access points at enterprise customer locations.

More than 2,400 retail points of distribution across Canada, including approximately 1,400 Bell-branded stores and The Source locations, Glentel-operated stores (WIRELESSWAVE, Tbooth wireless and WIRELESS etc.) as well as other third-party dealer and retail locations.

OUR PRODUCTS AND SERVICES

  Voice and data plans: available on either postpaid or prepaid options, providing fast Internet access for video, social networking, messaging and mobile applications, as well as a host of call features
  Specialized plans: for tablets, mobile Internet, smartwatches, Connected Car
  Extensive selection of devices: leading 4G LTE and LTE-A smartphones and tablets, mobile Internet hubs and sticks, mobile Wi-Fi devices, connected things (smartwatches, Bell Connected Car, trackers, smart home, lifestyle products, virtual reality)
  Mobile content: over 40 live and on-demand channels on smartphones and tablets, access to over 7,000 newspapers and magazines from around the world with PressReader
  Travel: roaming services with other wireless service providers in more than 230 destinations worldwide with LTE roaming in over 145 destinations, Roam Better feature and Travel Passes
  Internet of Things (IoT) solutions: fleet management, asset management, digital signage, wireless backup connectivity, remote monitoring, telematics, energy management
  Mobile business solutions: workforce management, worker safety, dispatch solutions, mobile device management, two-way radio, mobile solutions for public safety
(1)	Network speeds vary with location, signal and customer device. Compatible device required.

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1	MD&A	Overview

Bell Wireline

SEGMENT DESCRIPTION

  Provides data, including Internet access and IPTV, local telephone, long distance, as well as other communications services and products to residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia.
  Includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada’s Northern Territories
  Includes wireline-related product sales from The Source

OUR NETWORKS AND REACH

  Extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories
  Largest fibre network in Canada, spanning over 240,000 kilometres (km)
  Broadband fibre network, consisting of fibre-to-the-node (FTTN) and fibre-to-the-premise (FTTP) locations, covering 9.2 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba. Our FTTP direct fibre footprint encompassed more than 3.7 million homes and commercial locations at the end of 2017, representing the largest FTTP footprint in Canada.
  Largest Internet protocol (IP) multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV
  Largest data centre footprint in Canada with 28 locations in eight provinces, enabling us to offer data centre co-location and hosted services to business customers across Canada
  Approximately 1,400 Bell-branded stores and The Source locations across Canada

OUR PRODUCTS AND SERVICES

RESIDENTIAL

  TV: Bell Fibe TV (our IPTV service) and direct-to-home (DTH) satellite TV provide extensive content options with Full high-definition (HD) and 4K Resolution (4K) Whole Home personal video recorder (PVR), 4K Ultra HD programming and on-demand content. Our IPTV service also offers consumers innovative features, including wireless receivers, the Fibe TV app, Restart and access to CraveTV, Netflix and YouTube. We also offer Fibe Alt TV, an app-based live TV streaming service offering up to 500 live and on-demand channels on laptops, smartphones, tablets and Apple TV with no traditional TV set-top box (STB) required.
  Internet: high-speed Internet access through fibre optic broadband technology or digital subscriber line (DSL) with a wide range of options, including Whole Home Wi-Fi, unlimited usage, security services and mobile Internet. Our fibre optic Internet service, marketed as Fibe Internet, offers speeds up to 100 Mbps with FTTN or 1 Gigabit per second (Gbps) with FTTP.
  Home Phone: local telephone service, long distance and advanced calling features
  Home Security: home security and monitoring services from AlarmForce Industries Inc. (AlarmForce) in Ontario and Québec, from Bell Aliant NextGen Home Security in Atlantic Canada and from AAA Security, a Bell MTS company, in Manitoba
  Bundles: multi-product bundles of TV, Internet and home phone services with monthly discounts

BUSINESS

  IP-based services: business Internet, IP VPN, point-to-point data networks and global network solutions
  Business service solutions: hosting and cloud services, managed services, professional services and infrastructure services that support and complement our data connectivity services
  Voice and unified communications: IP telephony, local and long distance, web and audio conferencing and e-mail solutions

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Bell Media

SEGMENT DESCRIPTION

  Canada’s leading content creation company with premier assets in TV, radio, OOH advertising and digital media
  Revenues are derived primarily from advertising and subscriber fees
    Conventional TV revenue is derived from advertising
    Specialty TV revenue is generated from subscription fees and advertising
    Pay TV revenue is received from subscription fees
    Radio revenue is generated from advertising aired over our stations
    OOH revenues are generated from advertising
    Digital media revenues are generated from advertising

OUR ASSETS AND REACH

TV

  30 conventional TV stations, including CTV, Canada’s highest-rated TV network based on viewership
  30 specialty TV channels, including TSN, Space, Discovery and RDS, Canada’s leading French-language specialty channel among viewers aged 25 to 54
  Four national pay TV services, including The Movie Network (TMN) and Super Écran

RADIO

  105 licensed radio stations in 54 markets across Canada

OOH ADVERTISING

  Network of more than 31,000 advertising faces in British Columbia, Alberta, Manitoba, Ontario, Québec and Nova Scotia

DIGITAL MEDIA

  More than 200 websites and over 30 apps

BROADCAST RIGHTS

  Sports: Bell Media has secured long-term media rights to many of the key sports properties that are popular among Canadians, and is the official Canadian broadcaster of the Super Bowl, Grey Cup and International Ice Hockey Federation (IIHF) World Junior Championship. Bell Media’s slate of live sports coverage also includes the Toronto Maple Leafs, Montreal Canadiens, Winnipeg Jets and Ottawa Senators, Canadian Football League (CFL), National Football League (NFL), National Basketball League (NBA), Major League Soccer (MLS), Fédération Internationale de Football Association (FIFA) World Cup events through to 2026, Season of Champions Curling, Major League Baseball (MLB), Premier League, Union of European Football Associations (UEFA) Champions League, UEFA Europa League, golf’s major championships, Monster Energy NASCAR Cup Series, Formula 1, Formula E, Grand Slam Tennis, Ultimate Fighting Championship (UFC), National Collegiate Athletic Association (NCAA) March Madness and more.
  HBO: long-term agreement to deliver all current-season, past-season and library HBO programming in Canada exclusively on our linear, on-demand and over-the-top (OTT) platforms
  SHOWTIME: long-term content licensing and trademark agreement for past, present and future SHOWTIME-owned programming
  Starz: long-term agreement with Lionsgate to bring U.S. premium pay TV service Starz to Canada
  iHeartRadio: exclusive partnership for digital and streaming music services in Canada

OTHER ASSETS

  50% interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities

OUR PRODUCTS AND SERVICES

  Varied and extensive array of TV programming to broadcast distributors across Canada
  Advertising on our TV, radio, OOH, and digital media properties to both local and national advertisers across a wide range of industry sectors
  CraveTV subscription on-demand TV streaming service offering a large collection of premium content in one place, including HBO and SHOWTIME programming, on STBs, mobile devices and online. CraveTV is offered through a number of Canadian TV providers and is available directly to all Canadian Internet subscribers as an OTT service.
  TV Everywhere services, including CTV GO, Discovery GO, TMN GO, TSN GO and RDS GO, which provide live and on-demand content delivered over mobile and Wi-Fi networks to smartphones, tablets and computers
  Mobile TV service with live and on-demand access to content from our conventional TV networks, CTV and CTV Two, BNN, TSN, RDS, Comedy and other brands in news, sports and entertainment. This mobile content is offered on commercial terms to all Canadian wireless providers.

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Other BCE investments

BCE also holds investments in a number of other assets, including:

  a 28% indirect equity interest in MLSE, a sports and entertainment company that owns several sports teams as well as real estate and entertainment assets in Toronto a 50% indirect equity interest in Glentel, a Canadian-based dual-carrier, multi-brand mobile products distributor an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club and the Bell Centre in Montréal

OUR PEOPLE

EMPLOYEES

At the end of 2017, our team included 51,679 employees dedicated to driving shareholder return and improving customer service.

The total number of BCE employees at the end of 2017 increased by 3,589 employees compared to the end of 2016, due primarily to the integration of MTS employees.

Approximately 45% of total BCE employees are represented by labour unions.

BELL CODE OF BUSINESS CONDUCT

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner. Our commitment to the Code of Business Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of, and adhere to, Bell’s standards of conduct.

1.3 Key corporate developments

MTS ACQUISITION COMPLETED

On March 17, 2017, BCE completed the acquisition of MTS originally announced on May 2, 2016, purchasing all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million and assumed outstanding net debt of $972 million. BCE acquired all of the issued and outstanding common shares of MTS for $40 per share, which was paid 55% through the issuance of BCE common shares and 45% in cash. The cash component of $1,339 million was funded through debt financing and BCE issued approximately 27.6 million common shares for the equity portion of the transaction. The combined companies’ Manitoba operations are now known as Bell MTS. On April 1, 2017, BCE completed the divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS for total proceeds of $323 million.

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ACQUISITION OF ALARMFORCE

BCE completed its $182 million acquisition of AlarmForce, one of Canada’s largest home and business security companies, on January 5, 2018. Combining Bell’s residential services brand, broadband network connectivity, distribution, installation and customer service capabilities with AlarmForce’s innovative technology and customer base accelerates our competitiveness in the fast-growing Connected Home marketplace.

Bell also offers monitoring and other Connected Home services with Bell Aliant NextGen Home Security in Atlantic Canada and AAA Security, a Bell MTS company, in Manitoba. Also on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to TELUS for total proceeds of approximately $67 million, subject to customary closing adjustments.

RECOGNITION OF BELL’S ENVIRONMENTAL LEADERSHIP

As part of Canada’s Top 100 Employers program, Bell was named one of Canada’s Greenest Employers for 2017. The award recognizes Bell’s ongoing commitment to minimize the environmental impact of our operations and our success in reducing waste and saving energy across our network infrastructure, information technology (IT) systems, buildings and vehicle fleet. Key factors that contributed to Bell’s win include:

  Our ISO 14001 certified environmental management system. Bell was the first Canadian communications company to achieve this international standard.
  The Bell Blue Box mobile recycling program, which has recovered more than 1.4 million phones since 2010 and donates proceeds to the Canadian Mental Health Association
  46 Bell buildings have received BOMA BEST certifications for environmental performance, including our Montréal campus, which is the largest Leadership in Energy and Environmental Design (LEED) certified building in Québec
  Telematics systems in 85% of Bell vehicles provide vital engine information that supports more fuel efficient driving practices
NOMINATION TO BCE’S BOARD OF DIRECTORS

On March 8, 2017, BCE announced the nomination of Karen Sheriff for election to the BCE board of directors (BCE Board or Board) and the retirement of Ronald Brenneman from the BCE Board at BCE’s annual general shareholder meeting, held on April 26, 2017. One of Canada’s most successful telecommunications executives, Ms. Sheriff was most recently President and Chief Executive Officer (CEO) of Q9 Networks Inc. (Q9), from January 2015 to October 2016. Prior to her role at Q9, she was President and CEO of Bell Aliant from 2008 to 2014, following more than nine years in senior leadership positions at BCE.

1.4 Capital markets strategy

We seek to deliver sustainable shareholder returns through consistent dividend growth. This objective is underpinned by continued growth in free cash flow and a strong balance sheet, supporting a healthy level of ongoing capital investment on advanced broadband network and services that are essential to driving the long-term growth of our business.

DIVIDEND GROWTH AND PAYOUT POLICY

On February 8, 2018, we announced a 5.2%, or 15 cents, increase in the annualized dividend payable on BCE’s common shares for 2018 to $3.02 per share from $2.87 per share in 2017, starting with the quarterly dividend payable on April 15, 2018. This represents BCE’s 14th increase to its annual common share dividend, representing a 107% increase, since the fourth quarter of 2008. This is BCE’s 10th consecutive year of 5% or better dividend growth, while maintaining the dividend payout ratio(1) within the target policy range of 65% to 75% of free cash flow.

Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target range and balancing our strategic business priorities. BCE’s dividend payout policy and the declaration of dividends are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be increased or declared.

(1)	Dividend payout ratio is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free cash flow and dividend payout ratio for more details.

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1	MD&A	Overview

We have a strong alignment of interest between shareholders and our management’s equity-based long-term incentive compensation plan. The vesting of performance share units depends on the realization of our dividend growth policy, while stock options reflect our objective to increase the share price for our shareholders.

  Stringent share ownership requirements

  Emphasis on pay-at-risk for executive compensation

  Double trigger change-in-control policy

  Anti-hedging policy on share ownership and incentive compensation

  Clawbacks for the President and CEO and all Executive Vice-Presidents as well as all options holders

  Caps on all supplemental executive retirement plans (SERPs) and annual bonus payouts, in addition to mid-term and long-term incentive grants

  Vesting criteria fully aligned to shareholder interests

USE OF EXCESS CASH(1)

Our dividend payout policy allows BCE to retain a high level of excess cash. Consistent with our capital markets objective to deliver sustainable shareholder returns through dividend growth while maintaining appropriate levels of capital investment, investment-grade credit ratings and considerable overall financial flexibility, we deploy excess cash in a balanced manner.

Uses of excess cash include, but are not limited to:

  Financing of strategic acquisitions and investments (including wireless spectrum purchases) that support the growth of our business
  Debt reduction
  Voluntary contributions to BCE’s defined benefit (DB) pension plans to improve the funded position of the plans and help minimize volatility of future funding requirements
  Share buybacks through normal course issuer bid (NCIB) programs

In 2017, BCE’s excess cash of $906 million, down from $921 million in 2016, was directed towards a $100 million voluntary contribution to fund certain of BCE’s DB pension plans and various acquisitions that support our strategic imperatives, including MTS.

On February 8, 2018, we announced a NCIB program totaling $175 million, under which BCE may purchase for cancellation up to 3,500,000 common shares (subject to a maximum aggregate purchase price of $175 million) over the twelve-month period starting February 13, 2018 and ending no later than February 12, 2019. The repurchase of common shares represents an appropriate use of funds for offsetting share dilution resulting from the exercise of stock options, and will be funded from cash on hand.

TOTAL SHAREHOLDER RETURN PERFORMANCE

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares against the cumulative annual total return of the S&P/TSX Composite Index(4), for the five-year period ending December 31, 2017, assuming an initial investment of $100 on December 31, 2012 and the quarterly reinvestment of all dividends.

(1)	Free cash flow less dividends paid on common shares.
(2)	The change in BCE’s common share price for a specified period plus BCE common share dividends reinvested, divided by BCE’s common share price at the beginning of the period.
(3)	Based on BCE’s common share price on the TSX and assumes the reinvestment of dividends.
(4)	As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, TSX-listed companies.

36 BCE Inc. 2017 ANNUAL REPORT

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STRONG CAPITAL STRUCTURE

BCE’s balance sheet is underpinned by considerable liquidity and an investment-grade credit profile, providing the company with a solid financial foundation and a high level of overall financial flexibility. BCE is well-positioned with an attractive long-term debt maturity profile and minimal near-term requirements to repay publicly issued debt securities. We continue to monitor the capital markets for opportunities where we can further reduce our cost of debt and our cost of capital. We seek to proactively manage financial risk in terms of currency exposure of our U.S. dollar-denominated purchases, as well as equity risk exposure under BCE’s long-term equity-based incentive plans and interest rate and foreign currency exposure under our various debt instruments. We also seek to maintain investment-grade credit ratings with stable outlooks.

We monitor capital by utilizing a number of measures, including net debt(1) to adjusted EBITDA, adjusted EBITDA to net interest expense(1), and dividend payout ratio.

ATTRACTIVE LONG-TERM DEBT MATURITY PROFILE

  Average term of Bell Canada’s publicly issued debt securities: 9.1 years
  Average after-tax cost of publicly issued debt securities: 3.2%
  $600 million of publicly issued debt securities maturing in 2018

STRONG LIQUIDITY POSITION

  $0.4 billion available under our $3.5 billion multi-year committed credit facilities
  $500 million accounts receivable securitization available capacity
  $625 million cash and cash equivalents on hand at the end of 2017

FAVOURABLE CREDIT PROFILE

  Long-term debt credit rating of BBB (high) by DBRS Limited (DBRS), Baa 1 by Moody’s Investors Services Inc. (Moody’s) and BBB+ by Standard & Poor’s Ratings Services (Canada) (S&P), all with stable outlooks

As a result of financing a number of strategic acquisitions made since 2010, including CTV Inc., Astral Media Inc., MLSE, Bell Aliant Inc. (Bell Aliant), Q9 and MTS; voluntary pension plan funding contributions to reduce our pension solvency deficit; wireless spectrum purchases; as well as the incremental debt that was assumed as a result of the privatization of Bell Aliant and the acquisition of MTS, our net debt leverage ratio(1) has increased above the limit of our internal target range of 1.75 to 2.25 times adjusted EBITDA. That ratio is expected to improve over time and return within the net debt leverage ratio target range through growth in free cash flow and applying a portion of excess cash to the reduction of BCE’s indebtedness.

BCE’s adjusted EBITDA to net interest expense ratio remains significantly above our internal target range of greater than 7.5 times adjusted EBITDA, providing good predictability in our debt service costs and protection from interest rate volatility for the foreseeable future.

BCE CREDIT RATIOS	INTERNAL TARGET	DECEMBER 31, 2017
Net debt leverage ratio	1.75–2.25	2.70
Adjusted EBITDA to net interest expense ratio	> 7.5	9.12

Bell Canada successfully accessed the capital markets in February 2017 and September 2017, raising a combined total of $3.0 billion in gross proceeds from the issuance of five-year, seven-year, 10-year and 30-year medium-term note (MTN) debentures. These issuances lowered our after-tax cost of outstanding publicly issued debt securities to 3.2% (4.3% on a pre-tax basis) and maintained an average term to maturity of more than nine years. The net proceeds of the 2017 offerings were used to partially fund the acquisition of MTS, repay short-term debt, fund the early redemption of $1.3 billion of Bell Canada debentures maturing in 2018, and for general corporate purposes.

(1)	Net debt, net debt leverage ratio and adjusted EBITDA to net interest expense ratio are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, Net debt leverage ratio and Adjusted EBITDA to net interest expense ratio in this MD&A for more details.

1.5 Corporate governance and risk management

CORPORATE GOVERNANCE PHILOSOPHY

The BCE Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our shareholders.

Key governance strengths and actions in support of our governance philosophy include:

  Separation of the Board Chair and CEO roles
  Director independence standards
  Audit Committee, Management Resources and Compensation Committee (Compensation Committee) and Corporate Governance Committee (Governance Committee) of the Board composed of independent directors
  Annual director effectiveness and performance assessments
  Ongoing reporting to Board committees regarding ethics programs and the oversight of corporate policies across BCE
  Share ownership guidelines for directors and executives
  Executive compensation programs tied to BCE’s ability to grow its common share dividend

For more information, please refer to BCE’s most recent notice of annual general shareholder meeting and management proxy circular (the Proxy Circular) filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the U.S. Securities and Exchange Commission (available at sec.gov), and available on BCE’s website at BCE.ca.

BCE Inc. 2017 ANNUAL REPORT 37

1	MD&A	Overview

RISK GOVERNANCE FRAMEWORK

BOARD OVERSIGHT

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence. The committees report to the Board in the ordinary course of business.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation activities.

  The Audit Committee is responsible for overseeing financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks relating to financial reporting, legal proceedings, the performance of critical infrastructure, information, cyber and physical security, journalistic independence, privacy and records management, business continuity and the environment.
  The Compensation Committee oversees risks relating to compensation, succession planning, and health and safety practices
  The Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee also oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information.
  The Pension Fund Committee (Pension Committee) has oversight responsibility for risks associated with the pension fund.

RISK MANAGEMENT CULTURE

There is a strong culture of risk management at BCE that is actively promoted by the Board and the company’s President and CEO at all levels within the organization. It has become a part of how the company operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, the clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for BCE’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions, while also providing the Audit Committee with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “three lines of defence” approach to risk management. Although the risk management framework described in this section 1.5 is aligned with industry best practices and is endorsed by the Institute of Internal Auditors, there can be no assurance that it will be sufficient to prevent the occurrence of events that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

38 BCE Inc. 2017 ANNUAL REPORT

1	MD&A	Overview

FIRST LINE OF DEFENCE – OPERATIONAL BUSINESS UNITS

The first line refers to management within our operational business segments (Bell Wireless, Bell Wireline and Bell Media), who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, create a high degree of accountability and transparency in support of our risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management are integral to these activities in driving the identification, assessment, mitigation and reporting of risks at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting, which is shared with the Board and the Audit Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

SECOND LINE OF DEFENCE – CORPORATE SUPPORT FUNCTIONS

BCE is a very large enterprise with 51,679 employees, as at December 31, 2017, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line of defence is often central to identification and management of business risks, in many instances operational management works collaboratively with, and also relies on, the corporate functions that make up the second line of defence for support in these areas. These corporate functions include Finance, Corporate Security and Corporate Risk Management, as well as Legal and Regulatory, Corporate Responsibility, Human Resources, Real Estate and Procurement.

Finance function: BCE’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of activities, which include financial performance management, external reporting, pension management, capital management, and oversight and execution practices related to the U.S. Sarbanes-Oxley Act of 2002 and equivalent Canadian securities legislation, including the establishment and maintenance of appropriate internal control over financial reporting. BCE has established and maintains disclosure controls and procedures to seek to ensure that the information it publicly discloses, including its business risks, is accurately recorded, processed, summarized and reported on a timely basis. For more details concerning BCE’s internal control over financial reporting and disclosure controls and procedures, refer to the Proxy Circular and section 10.3, Effectiveness of internal controls of this MD&A.

Corporate Security function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as cybersecurity, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to seek to mitigate the organization’s risks. For instance, we have implemented security awareness training and policies and procedures that seek to mitigate cybersecurity threats. We further rely on security assessments to identify risks, projects and implementation controls with the objective of ensuring that systems are deployed with the appropriate level of control based on risk and technical capabilities, including access management, vulnerability management, security monitoring and testing, to help identify and respond to attempts to gain unauthorized access to our information systems and networks. However, there is no assurance that our implemented safeguards will prevent the occurrence of material cybersecurity breaches, intrusions or attacks, or that any insurance we may have will cover the costs, damages, liabilities or losses that could result therefrom.

Corporate Risk Management function: This function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participate in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line of defence is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines of defence, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans. To further coordinate efforts between the first and second lines of defence, BCE has established a Health and Safety, Security, Environment and Compliance Oversight Committee. A significant number of BCE’s most senior leaders are members of this committee, the purpose of which is to oversee BCE’s strategic security (including cybersecurity), compliance and, environmental, health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources.

THIRD LINE OF DEFENCE – INTERNAL AUDIT FUNCTION

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee and management with objective evaluations of the company’s risk and control environment, to support management in fulfilling BCE’s strategic imperatives and to maintain an audit presence throughout BCE and its subsidiaries.

BCE Inc. 2017 ANNUAL REPORT 39

2	MD&A	Strategic imperatives

2 Strategic imperatives

Our success is built on the BCE team’s dedicated execution of the six strategic imperatives that support our goal to be recognized by customers as Canada’s leading communications company.

2.1 Invest in broadband networks and services

We invest in wireline and wireless broadband platforms to deliver the most advanced wireless, TV, Internet and other IP-based services available, to support continued subscriber and data growth across all our residential product lines as well as the needs of our business market customers.

2017 PROGRESS

  Expanded our 4G LTE wireless network to reach 99% of the Canadian population coast to coast with download speeds ranging from 75 Mbps to 150 Mbps (expected average download speeds of 12 to 40 Mbps)
  Continued the rollout of our LTE-A wireless network, providing service to approximately 87% of the Canadian population at data speeds up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). In addition, our Tri-band LTE-A footprint covered 34% of the population with download speeds of up to 335 Mbps (expected average download speeds of 25 to 100 Mbps).
  Launched North America’s first Quad-band LTE-A network deployment capable of delivering theoretical speeds of up to 750 Mbps (expected average download speeds of 25 to 230 Mbps in select areas). Bell’s Quad Band service expanded to 23% of Canadians, encompassing 91 cities.
  Continued to expand our FTTP direct fibre footprint, reaching more than 3.7 million homes and businesses in seven provinces, including approximately 60% of homes and businesses in the city of Toronto. Forty percent of our long-term broadband fibre program was completed at the end of 2017. FTTP enables symmetrical Internet download and upload speeds of up to 1 Gbps and will enable the delivery of even faster speeds in the future.
  Began the build-out of broadband fibre directly to 1.1 million residences and business locations throughout Montréal, representing the largest-ever communications infrastructure project in Québec with a planned capital investment of $854 million. Montréal joins a growing number of centres across Québec that are fully wired with Bell fibre, including Québec City where fibre deployment was launched in 2012. By the end of 2017, Bell fibre reached approximately 40% of homes and businesses throughout the province of Québec, including 14% of all locations in Montréal.

2018 FOCUS

  Expand FTTP broadband fibre footprint to approximately 4.5 million total combined homes and commercial locations
    In February 2018, we announced the expansion of FTTP direct fibre connections throughout the Greater Toronto and 905 geographic region. Bell’s fibre plan will deliver Gigabit Internet speeds and other broadband Fibe service innovations to more than 1.3 million homes and businesses in the region.
  Expand LTE-A network footprint to approximately 92% of the Canadian population
  Deploy Quad-band LTE-A to approximately 60% of the Canadian population enabling theoretical speeds up to 750 Mbps (average expected speeds of 25 to 230 Mbps)
  Increase LTE-A peak theoretical speeds to 950 Mbps with 4×4 MIMO (Multiple Input Multiple Output) technology in select urban areas covering approximately 40% of the Canadian population
  Increase small cell deployment and in-building coverage to increase urban densification and support evolution to our Fifth Generation (5G) services
  Launch an LTE-category M1 (LTE-M) wireless network to support the rapidly increasing use of IoT devices on low-power, wide-area networks (LPWANs) in Canada. LTE-M improves the operating efficiency of IoT devices by enabling very low power consumption and better coverage in underground and other hard to reach locations.
2.2 Accelerate wireless

Our objective is to grow our Bell Wireless business profitably by focusing on postpaid subscriber acquisition and retention, maximizing average revenue per user (ARPU) by targeting premium smartphone subscribers in all geographic markets we operate in, leveraging our wireless networks, and maintaining device and mobile content leadership to drive greater wireless data penetration and usage.

2017 PROGRESS

  Acquired 36% of total new postpaid gross and net activations among the three national wireless carriers, while achieving leading service revenue, ARPU and adjusted EBITDA growth of 10.7%, 3.5% and 9.1%, respectively
  Increased the number of postpaid subscribers on our LTE network to 88% of our total postpaid subscribers, up from 81% at the end of 2016
  Expanded our smartphone and tablet lineup with 40 new devices, including Apple’s iPhone X, 8 and 8 Plus and Apple Watch Series 3 with built-in cellular, the Samsung Galaxy S8 and S8+, the Samsung Galaxy Note8, Google’s Pixel 2 and Pixel 2 XL and the LG G6, adding to our extensive selection of 4G LTE and LTE-A devices

40 BCE Inc. 2017 ANNUAL REPORT

2	MD&A	Strategic imperatives

  Launched Lucky Mobile, an easy and low-cost prepaid wireless service for budget-conscious Canadians with monthly plans starting at just $20 for unlimited local calling. Initially available to consumers in Ontario, Alberta and British Columbia, Lucky Mobile offers service in 17 zones covering most major cities across the country, including data access at 3G-equivalent access speeds.
  Became the Government of Canada’s primary wireless supplier for the next six years, with options to renew. Bell will supply voice, text, and data services and approximately 230,000 mobile devices to federal employees in more than 100 departments and agencies.
  First Canadian wireless provider to support the LTE network capabilities of the Apple Watch Series 3. In addition to providing Voice over LTE (VoLTE) technology, Bell launched NumberShare, a service that enables customers to pair their Apple Watch Series 3 with their iPhone using the same phone number.
  Launched the first integrated Advanced Messaging service on Samsung devices, offering a suite of mobile messaging features previously available through specialized third-party applications
  Took a leadership position in the fast-growing IoT sector, which enables the interconnection of a range of devices and applications that send and receive data
    Bell MTS launched the Innovations in Agriculture program at the University of Manitoba, providing students with opportunities to develop innovative IoT technologies for application in agriculture and food science
    Concluded an agreement with Hyundai AutoEver Telematics America (HATA), a subsidiary of Hyundai Motor Group, to deliver a range of connected telematics services including security, safety, diagnostics and infotainment to select Hyundai and Kia vehicles over Bell’s national mobile network
    Partnered with BeWhere Technologies and Huawei to implement an automated IoT solution for the Henry of Pelham Family Estate Winery to help improve planning and sustainability programs
  First Canadian carrier to offer global connectivity for our leading-edge IoT platforms and applications. Bell’s Global IoT connectivity solutions offer our customers uninterrupted worldwide network access and the ability to manage all of their international devices remotely from a single web-based platform by embedding Bell’s Global subscriber identification module (SIM) cards into their products.

2018 FOCUS

  Profitably grow our wireless postpaid subscriber base, while maintaining market share momentum of incumbent postpaid subscriber activations
  Continue to increase ARPU
  Offer the latest handsets and devices in a timely manner to enable customers to benefit from ongoing technological improvements by manufacturers and from faster data speeds to optimize the use of our services
  Continue to increase the number of postpaid smartphone subscribers using our 4G LTE and LTE-A networks
  Leverage Lucky Mobile to grow prepaid subscriber market share, while providing Canadians with affordable wireless service options
  Expand VoLTE technology coverage areas and broaden rollout to more supported devices
  Accelerate new revenue streams by continuing to drive the commercialization of IoT services and applications
    In February 2018, we partnered with the city of Kingston to employ Bell’s Smart City platform to provide a series of connected IoT applications which will enable Kingston to digitize its operations and collect data to make better informed decisions and investments in city operations and infrastructure, benefiting constituents, internal departments and employees while improving citizen engagement
2.3 Leverage wireline momentum

We focus on leveraging our fibre-based TV and Internet services to develop attractive residential offers that drive higher multi-product bundle sales and improve customer satisfaction and retention. These broadband services contribute to the ongoing shift of our operating mix away from legacy wireline voice services.

In our business markets, we remain focused on expanding our broadband network and strengthening our delivery of integrated solutions to Canadian businesses, while continuing to manage the transformation of our business from legacy network services to a fully-integrated data hosting, cloud computing and managed services provider.

2017 PROGRESS

  Maintained our position as Canada’s largest TV provider with 2,832,300 subscribers, and increased our total number of IPTV subscribers by 15.9% to 1,550,317
  Built on our position as the leading Internet service provider (ISP) in Canada with a high-speed Internet subscriber base of 3,790,141, up 9.0% over 2016, including one million FTTP customers
  Launched Fibe Alt TV, Canada’s first widely available app-based live TV service, providing a completely new way to watch live and on-demand television. With no traditional TV STB required, Alt TV is accessed through the Fibe TV app and offers up to 500 live and on-demand channels on laptops, smartphones, tablets and Apple TV 4th Generation.
  Continued to lead television innovation in Canada with ongoing enhancements to our IPTV service
    Fibe TV customers in Ontario and Québec can watch their PVR recordings on the go on their tablets, smartphones and laptops with the Fibe TV app
    Customers with 4K Whole Home PVR can access YouTube, in addition to CraveTV and Netflix
  Acquired AlarmForce (transaction completed on January 5, 2018), a Canadian leader in home security and monitoring services, as part of Bell’s strategic expansion in the fast-growing Connected Home marketplace. Combining the assets and experience of AlarmForce with Bell’s strength in networks, customer service and distribution will enable Bell to deliver the latest Connected Home services to customers in Ontario, Québec, Atlantic Canada and Manitoba.
  Partnered with Akamai Technologies Inc. (Akamai), a global leader in content delivery and cloud services, to expand our portfolio of integrated web security solutions for business customers. Complementing Bell solutions to help businesses increase productivity, minimize risk, and maximize service differentiation, Akamai’s leading cloud security, web performance, and media delivery products strengthen our ability to identify security threats, proactively prevent attacks, and support customers in optimizing their online presence.

BCE Inc. 2017 ANNUAL REPORT 41

2	MD&A	Strategic imperatives

  Recognized by International Data Corporation (IDC) Canada as a leader in delivering security services for business customers. Bell was the only telecom company in IDC’s Leaders Category, which included large multinationals such as CGI Group Inc. (CGI), International Business Machines Corporation (IBM) and Deloitte Touche Tohmatsu Limited (Deloitte). Evaluators noted that Bell’s extensive network enables us to quickly leverage cyber threat intelligence to provide a complete range of advanced threat detection, mitigation and prevention services.

2018 FOCUS

  Continue to enhance our Fibe TV and Alt TV services with more advanced features
    In January 2018, we concluded a multi-year agreement with Ericsson to leverage its next generation, cloud-based MediaFirst TV platform to deliver an even more personalized and seamless multiscreen TV experience for Fibe TV and Alt TV customers
  Maintain our leadership position in Canadian broadband communications with the most advanced products in the home
    In January 2018, we launched Whole Home Wi-Fi, Canada’s first Wi-Fi service that brings smart and fast Wi-Fi to every room in the home while adapting to changing user requirements. Bell partnered with Plume Design Inc. (Plume) to deliver new access points, called pods, that work with the cloud-based networking intelligence of Bell’s Home Hub 3000 modem to deliver a fully adaptive Wi-Fi service.
  Expand our total base and market share of TV and Internet subscribers profitably
  Reduce total wireline residential net losses
  Increase residential household ARPU through greater multi-product household penetration
  Increase share of wallet of large enterprise customers through greater focus on business service solutions and connectivity growth
  Increase the number of net new customer relationships in both large and mid-sized businesses and reduce small business customer losses
2.4 Expand media leadership

We strive to deliver leading sports, news, entertainment and business content across all screens and platforms to grow audiences. We are also creating more of our own content, ensuring that Canadian attitudes, opinions, values and artistic creativity are reflected in our programming and in our coverage of events in Canada and around the world, and to introduce new services in support of new revenue streams.

2017 PROGRESS

  Maintained CTV’s #1 ranking as the most-watched television network in Canada for the 16th year in a row, and continued to lead with a majority of the top 20 programs nationally in all key demographics
  Entered into an agreement with Corus Entertainment Inc. (Corus) to acquire French-language specialty channels Séries+ and Historia, further enhancing our competitiveness in the Québec media landscape. Séries+ is a fiction channel, offering locally produced dramas as well as foreign series. Historia broadcasts a suite of locally produced original content including documentaries, reality series and drama series. The transaction is subject to approval by the Canadian Radio-television and Telecommunications Commission (CRTC) and the Competition Bureau.
  Grew CraveTV viewership to approximately 1.3 million subscribers at the end of 2017
  Signed an agreement to acquire four FM radio stations in Ontario from Larche Communications Inc. (Larche). Pending completion of the transaction, which already received CRTC approval, the addition of these stations to Bell Media’s existing 105 iHeartRadio Canada properties will broaden the network’s industry-leading reach across the country.
  TMN, HBO Canada and TMN Encore launched an offline viewing feature on the TMN GO video-streaming platform, allowing subscribers to download movies and series on their iOS and Android tablets and smartphones for playback without an Internet connection
  Launched an enhanced iHeartRadio Canada app featuring more than 1,000 live radio stations of every genre from across North America, with availability on additional platforms including Apple Watch, Apple CarPlay, Android Wear, Android Auto and Sonos
  Concluded a comprehensive multi-year regional broadcast rights agreement with the Montreal Canadiens making TSN the official English-language regional broadcaster of the team beginning with the 2017-2018 season. The agreement sees TSN air a slate of games in the Montreal Canadiens’ designated broadcast region, which spans Eastern and Northern Ontario, Québec, and Atlantic Canada. RDS continues to be the French-language home for regional Montreal Canadiens games.
  Concluded a multi-year rights agreement extension with the NFL that makes Bell Media the exclusive TV broadcast partner of the NFL in Canada. The partnership also features expanded digital opportunities which include syndication rights for NFL highlights in Canada, as well as expanded footage and programming rights to further bolster Bell Media’s non-game NFL-focused content.
  Reached a multi-year media rights extension with NASCAR, with TSN and RDS retaining exclusive Canadian media rights to all Monster Energy NASCAR Cup Series and NASCAR Xfinity Series races across all platforms. The multi-platform agreement features expanded digital rights, with TSN and RDS delivering comprehensive coverage of these NASCAR series across the networks’ digital and social media platforms.
  Announced a strategic partnership with Wow Unlimited Media Inc. (Wow) to produce kids and youth entertainment
  Astral, in partnership with Toronto Pearson International Airport, introduced two new large-format digital superboards in close proximity to the country’s largest airport. The new structures provide information about the airport while offering an advertising opportunity reaching millions of commuters and passengers annually. The four faces of the new advertising structures deliver a daily circulation of close to 800,000.
  Astral launched a new and unique programmatic solution for large format digital inventory using an exclusive self-serve platform, enabling clients to use audience targeting previously only available online

2018 FOCUS

  Maintain strong audience levels and ratings across all TV and radio properties
  Reinforce industry leadership in conventional TV, pay TV, sports media and radio
    In January 2018, we concluded a long-term agreement with Lionsgate to bring premium U.S. pay TV platform Starz to Canada and distribute the first pay window of Lionsgate’s future theatrical releases in the territory. Starz and Bell Media will also rebrand pay TV channel TMN Encore in early 2019.

42 BCE Inc. 2017 ANNUAL REPORT

2	MD&A	Strategic imperatives

  Grow viewership and scale of CraveTV on-demand TV streaming service
    In January 2018, we announced that CraveTV’s HBO offering would expand throughout 2018 with the addition of Game of Thrones, Girls, The Leftovers, Silicon Valley, Vice Principals, Ballers, Insecure and The Young Pope
  Develop in-house production and content creation for distribution and use across all screens and platforms
  Expand live and on-demand content through TV Everywhere services
  Build on our OOH leadership position in Canada
  Grow French media properties
  Leverage cross-platform and integrated sales and sponsorship
  Grow revenues through unique partnerships and strategic content investments
    In January 2018, we partnered with Bloomberg Media to create BNN Bloomberg, Canada’s leading multi-platform business news brand.
    Expected to launch in Spring 2018, BNN Bloomberg will provide audiences and advertisers with an unparalleled suite of products across digital, television and radio, targeting Canada’s business decision makers.
    In February 2018, we launched Snackable TV, a mobile-first, short-form video app delivering premium and shareable entertainment targeted at viewers looking to consume snack-size pieces of content, featuring exclusive content from HBO, Comedy Central, Etalk and more
2.5 Improve customer service

Our objective is to enhance customers’ overall experience by delivering call centre efficiency, meeting commitments for the installation and timely repair of services, increasing network quality, and implementing process improvements to simplify customer transactions and interactions with our front-line employees and self-serve tools. All of these will help differentiate us from our competitors and gain long-term customer loyalty. We intend to achieve this by making the investments we need to improve our front-line service capabilities, our networks, our products and our distribution channels to win and keep customers.

2017 PROGRESS

  Virgin Mobile Canada (Virgin Mobile) was ranked highest in overall Customer Care Satisfaction in the J.D. Power 2017 Canadian Wireless Customer Care Study released in May, with top scores in the store, call centre and online service categories
  Improved wireless postpaid churn by 0.06 pts in 2017, driven by our investments in customer retention
  Introduced the Same Day/Next Day smartphone repairs pilot program in Ontario, resolving many common smartphone issues within a few hours with the help of certified technicians using manufacturer-approved parts
  Improved the MyBell app, achieving a four-star rating on the Apple App Store, and increased mobile transactions by 38% in 2017
  Reduced fibre-to-the-home (FTTH) Residential Fibe TV installation time by 9% in 2017
  Reduced FTTH Residential Fibe TV repair truck rolls per customer by 16% in 2017
  Launched a simplified wireless bill
  Offered Same Day repair appointments to 68% of small business customers, an improvement of 94% since 2014
  Increased the number of self-serve transactions by 15% in 2017

2018 FOCUS

  Continue to invest in customer service initiatives to simplify complexity for all customers, including billing
  Further reduce the total volume of customer calls to our call centres
  Further improve customer satisfaction scores
  Achieve better consistency in customer experience
  Continue to improve customer personalization
  Reduce FTTP installation times and improve service quality
  Deploy new diagnostic technology enabling enhanced troubleshooting and proactive service monitoring for our customers
  Simplify the technician in-field experience through simplification and innovation of technician tools
  Improve troubleshooting and diagnostic processes to manage increasing customer and device complexity
2.6 Achieve a competitive cost structure

Cost containment is a core element of our financial performance. It remains a key factor in our objective to preserve steady margins as we continue to experience revenue declines in our legacy wireline voice and data services and further shift our product mix towards growth services. We aim to accomplish this through operating our business in the most cost-effective way possible to extract maximum operational efficiency and productivity gains.

2017 PROGRESS

  Maintained relatively stable BCE consolidated adjusted EBITDA margin(1) compared to 2016
  Improved Bell Wireline adjusted EBITDA margin by 0.1 pts over 2016
  Realized approximately $33 million of operating cost synergies from the integration of MTS into our Bell Wireline and Bell Wireless segments
  Delivered cost savings from ongoing service improvements and savings related to the deployment of FTTP
  Lowered Bell Canada’s average after-tax cost of publicly issued debt securities to 3.2%

2018 FOCUS

  Capture additional operating cost and capital expenditure synergies from the integration of Bell MTS
  Deliver cost savings from workforce reductions, ongoing service improvements, and savings related to the deployment of FTTP to support a stable consolidated adjusted EBITDA margin
  Optimize Bell Media’s operating cost structure to align with revenue results
(1)	Adjusted EBITDA margin is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin in this MD&A for more details.

BCE Inc. 2017 ANNUAL REPORT 43

3	MD&A	Performance targets, outlook, assumptions and risks

3 Performance targets, outlook, assumptions and risks

This section provides information pertaining to our performance against 2017 targets, our consolidated business outlook and operating assumptions for 2018 and our principal business risks.

3.1 BCE 2017 performance vs. guidance targets

FINANCIAL GUIDANCE	2017 TARGET	2017 PERFORMANCE AND RESULTS
Revenue growth	4%–6%	4.6%	BCE revenues were up 4.6% in 2017 driven by growth in Bell Wireless of 10.1%, Bell Wireline of 2.6% and Bell Media of 0.7%. This included the contribution from the acquisitions of MTS and Q9, moderated by regulatory pressures impacting all three of our segments.
Adjusted EBITDA growth	4%–6%	4.4%	BCE adjusted EBITDA grew 4.4% in 2017 with a corresponding adjusted EBITDA margin of 40.4%, which remained relatively stable year over year. The growth was driven by higher wireless, Internet, IPTV and media revenues, the impact of the acquisitions of MTS and Q9, along with continued effective cost management. This more than offset the ongoing revenue declines in wireline voice, satellite TV and legacy data services, increased investment in wireless subscriber retention and acquisition, and regulatory pressures, as well as higher Bell Media programming and content costs.
Capital intensity	Approx. 17%	17.8%	BCE continued to focus its strategic investment in advanced broadband wireline and wireless infrastructure with capital expenditures totaling $4,034 million in 2017, up 7.0% over last year. This corresponded to an increased capital intensity ratio of 17.8% in 2017 compared to 17.4% last year and exceeded target due to the accelerated deployment of broadband fibre. Capital spending in 2017 was focused on the continued deployment of our broadband fibre directly to more homes and businesses, the ongoing rollout of our 4G LTE and LTE-A mobile networks, as well as the enhancement and expansion of our wireless network to increase network speeds and to support the growth in our subscriber base and data consumption.
Adjusted net earnings per share (adjusted EPS)(1)	$3.30–$3.40	$3.39	Adjusted net earnings in 2017 decreased by $24 million, or $0.07 per common share, due to higher depreciation and amortization expense, higher other expense which included impairment charges relating to our Bell Media segment, an increase in finance costs and higher severance, acquisition and other costs, partly offset by higher operating revenues, which resulted in higher adjusted EBITDA and lower income taxes. The average number of BCE common shares outstanding increased principally as a result of shares issued for the acquisition of MTS.
Free cash flow growth	Approx. 5%–10%	6.0%	Increase in free cash flow of $192 million in 2017 was driven by higher cash flows from operating activities excluding voluntary DB pension plan contributions, partly offset by higher capital expenditures.
Annualized common dividend per share	$2.87	$2.87	Annualized BCE common dividend per share for 2017 increased by 14 cents, or 5.1%, to $2.87 compared to $2.73 per share in 2016.
Dividend payout ratio	65%–75% of free cash flow	73.5%	Dividend payout ratio in 2017 increased by 2% from 71.5% to 73.5%.

3.2 Business outlook and assumptions

OUTLOOK

BCE’s 2018 outlook builds on the solid financial results achieved in 2017 that reflected higher wireless postpaid subscriber net additions and profitability; positive wireline adjusted EBITDA growth; an expanded direct fibre footprint offering more competitive Internet speeds; operating cost reductions at Bell Media to help offset content cost growth; and further integration synergies from the MTS acquisition.

Our projected financial performance for 2018 is underpinned by continued execution of our six strategic imperatives in a highly competitive and dynamic market. Growth in adjusted EBITDA, including the incremental financial contribution of Bell MTS in the first quarter of 2018, is expected to drive higher free cash flow generation, providing a strong and stable foundation for a higher BCE common share dividend for 2018, as well as continued significant capital investment in broadband fibre and wireless network infrastructure to support future growth.

(1)	Adjusted EPS is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted net earnings and adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

44 BCE Inc. 2017 ANNUAL REPORT

3	MD&A	Performance targets, outlook, assumptions and risks

The key 2018 operational priorities for BCE are to:

  Maintain market share of incumbent wireless postpaid net additions
  Drive continued adoption of mobile smartphone handsets, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Optimize wireless operating profitability through wireless subscriber base expansion and higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates
  Further expand our LTE-A mobile network coverage to approximately 92% of the Canadian population
  Increase our FTTP footprint by approximately 800,000 homes and businesses to 4.5 million locations
  Achieve positive full-year wireline adjusted EBITDA growth through further growth of our residential IPTV and Internet subscriber bases, higher household ARPU from increased penetration of multi-product households and price increases, and realization of further Bell MTS operating cost synergies
  Increase revenue generation from monetization of content rights and Bell Media properties across all platforms, while controlling TV programming and premium content cost escalation
  Continue scaling Bell Media’s CraveTV on-demand streaming service
  Realize operating cost savings from workforce attrition and retirements, lower contracted rates from our suppliers, reduction in traffic that is not on our wireline network, broader deployment of FTTP, and customer service improvements

Our projected financial performance for 2018 enabled us to increase the annualized BCE common share dividend for 2018 by 15 cents, or 5.2%, to $3.02 per share, maintaining our dividend payout ratio within our target policy range of 65% to 75% of free cash flow.

ASSUMPTIONS

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

  Gradual slowdown in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.2% in 2018
  Employment gains expected to slow in 2018, as the overall level of business investment is expected to remain soft
  Interest rates expected to increase in 2018
  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

MARKET ASSUMPTIONS

  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A soft media advertising market expected, due to variable demand, and escalating costs to secure TV programming
  Ongoing linear TV subscriber erosion expected, due to growing cord-cutter and cord-never customer segments
3.3 Principal business risks

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in section 5, Business segment analysis. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, refer to section 8, Regulatory environment, and section 9, Business risks, respectively.

COMPETITIVE ENVIRONMENT

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as other global scale competitors including, in particular, OTT TV service and voice over Internet protocol (VoIP) providers and other web-based and OTT players which are penetrating the telecommunications space. Pricing and investment decisions of market participants are based on many factors, such as strategy, market position, technology evolution, customer confidence and economic climate, and collectively these factors could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. Technology substitution, IP networks and recent regulatory decisions, in particular, continue to reduce barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors sell their services through the use of our networks as a result of regulatory requirements applicable to us, without the need to invest to build their own networks. Such lower necessary investment has enabled some competitors to be very disruptive in their pricing. Moreover, foreign OTT players such as Netflix are currently not subject to the same taxation obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us. We expect these trends to continue in the future and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

  Competitors’ aggressive market offers could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market shares and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention costs
  Higher Canadian wireless penetration could slow opportunities for new customer acquisition
  Product substitutions and spending rationalization by business customers could result in an acceleration of NAS erosion beyond our current expectations

BCE Inc. 2017 ANNUAL REPORT 45

3	MD&A	Performance targets, outlook, assumptions and risks
  The continued OTT-based substitution and market expansion of VoIP service providers and traditional software players delivering low-cost voice line alternatives, which is changing our approach to service offers and pricing, could have an adverse effect on our business
  A fundamental separation of content and connectivity has emerged, allowing the expansion and market penetration of low-cost OTT TV providers and other alternative service providers, some of which may offer content as loss leaders to support their core business, which is changing our TV and media ecosystems, could lower our revenue streams and could affect our business negatively
  Competition with global competitors such as Netflix and Amazon, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs as these competitors, along with other global scale entities such as Google, disrupt local market dynamics as a result of innovative and flexible global market strategies
  Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, or a declining level of retail and commercial activity could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services, as well as drive an increase in bad debts as the creditworthiness of some customers declines
  Regulatory decisions regarding wholesale access to our wireless and fibre networks could bring new competitors or strengthen the market position of current competitors
  An increasing number of off-contract customers could increase customer acquisition activity and churn in the Canadian wireless market
  Foreign competitors could enter the Canadian market and leverage their global scale advantage

For a further discussion of our competitive environment and competition risk, as well as a list of our main competitors, on a segmented basis, refer to Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

REGULATORY ENVIRONMENT

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements. As with all regulated organizations, planned strategies are contingent upon regulatory decisions. Adverse decisions by regulatory agencies or increased regulation could have negative financial, operational, reputational or competitive consequences for our business. For a discussion of our regulatory environment and the principal risks related thereto, refer to section 8, Regulatory environment.

SECURITY MANAGEMENT

Our operations, service performance and reputation depend on how well we protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events and attacks such as those referred to in section 9, Business risks – Operational performance – Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. In particular, cyber attacks are constantly evolving and becoming more frequent and our IT defences need to be constantly monitored and adapted to respond to them. Cyber attacks include, but are not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, unauthorized access to confidential, proprietary or sensitive information, phishing or other attacks on network or IT security. We are also exposed to cyber threats as a result of actions that may be taken by our customers, suppliers, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Vulnerabilities could harm our brand and reputation and adversely affect customer and investor confidence as well as our financial results given that they may lead to:

  Network operating failures and service disruptions, which could directly impact our customers’ ability to maintain normal business operations and deliver critical services and/or the ability of third-party suppliers to deliver critical services to us
  Unauthorized access to proprietary or sensitive information about our business
  Theft, loss, leakage, destruction or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, and difficulty in accessing materials to defend legal cases
  Physical damage to network assets impacting service continuity
  Litigation, fines and liability for failure to comply with privacy and information security laws
  Fines and sanctions from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data
  Regulatory investigations and increased audit and regulatory scrutiny that could divert resources from project delivery
  Increased fraud as criminals leverage stolen information against us, our employees or our customers
  The potential for loss of subscribers or impairment of our ability to attract new ones
  Lost revenues due to service disruptions and the incurrence of remediation costs
  Higher insurance premiums

In addition, cyber attacks and other security breaches affecting our suppliers or other business partners could also adversely affect our operations and financial results.

Although we evaluate and seek to adapt our security policies, procedures and controls that are designed to protect our assets, there is no assurance that these will prevent the occurrence of material cybersecurity breaches, intrusions or attacks, or that any insurance we may have will cover the costs, damages, liabilities or losses that could result therefrom.

46 BCE Inc. 2017 ANNUAL REPORT

4	MD&A	Consolidated financial analysis

4 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in 2017 compared with 2016. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 5, Business segment analysis.

4.1 Introduction

BCE CONSOLIDATED INCOME STATEMENTS

	2017	2016	$ CHANGE	% CHANGE
Operating revenues
Service	21,143	20,090	1,053	5.2%
Product	1,576	1,629	(53)	(3.3%)
Total operating revenues	22,719	21,719	1,000	4.6%
Operating costs	(13,541)	(12,931)	(610)	(4.7%)
Adjusted EBITDA	9,178	8,788	390	4.4%
Adjusted EBITDA margin	40.4%	40.5%		(0.1	) pts
Severance, acquisition and other costs	(190)	(135)	(55)	(40.7%)
Depreciation	(3,037)	(2,877)	(160)	(5.6%)
Amortization	(813)	(631)	(182)	(28.8%)
Finance costs
Interest expense	(955)	(888)	(67)	(7.5%)
Interest on post-employment benefit obligations	(72)	(81)	9	11.1%
Other (expense) income	(102)	21	(123)	n.m.
Income taxes	(1,039)	(1,110)	71	6.4%
Net earnings	2,970	3,087	(117)	(3.8%)
Net earnings attributable to:
Common shareholders	2,786	2,894	(108)	(3.7%)
Preferred shareholders	128	137	(9)	(6.6%)
Non-controlling interest	56	56	–	–
Net earnings	2,970	3,087	(117)	(3.8%)
Adjusted net earnings	3,033	3,009	24	0.8%
Net earnings per common share (EPS)	3.12	3.33	(0.21)	(6.3%)
Adjusted EPS	3.39	3.46	(0.07)	(2.0%)

n.m.:	not meaningful

Total operating revenues at BCE increased by 4.6%, compared to last year, reflecting higher service revenues of 5.2%, moderated by a decline in product revenues of 3.3%. The year-over-year increase in service revenues was driven by growth across all three of our segments, led by continued strength from Bell Wireless and higher Internet, IPTV and media subscription revenues, as well as reflecting the contributions from the acquisitions of MTS on March 17, 2017 and Q9 in Q4 2016. The growth in service revenues was moderated by the continued erosion in voice, satellite TV and legacy data revenues, including reduced customer spending and competitive pricing pressures in our business market, regulatory pressures impacting all three of our segments, and lower advertising revenues at Bell Media due to ongoing market softness.

Net earnings in 2017 decreased 3.8%, compared to 2016, due to higher depreciation and amortization expense, higher other expense which included impairment charges of $82 million relating to our Bell Media segment, an increase in finance costs and higher severance, acquisition and other costs which included costs related to the acquisition of MTS. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, and by lower income taxes.

2017 adjusted EBITDA grew by 4.4% with a corresponding adjusted EBITDA margin of 40.4% as a result of year-over-year increases in our Bell Wireless and Bell Wireline segments, offset by a decline in our Bell Media segment. The year-over-year increase in adjusted EBITDA was driven by the flow-through of the service revenue growth, the contribution from our acquisitions and continued effective cost management. This was moderated by higher investment in customer retention and acquisition at Bell Wireless and escalating content and programming costs at Bell Media.

BCE Inc. 2017 ANNUAL REPORT 47

4	MD&A	Consolidated financial analysis

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	2017	2016	$ CHANGE	% CHANGE
Cash flows from operating activities	7,358	6,643	715	10.8%
Capital expenditures	(4,034)	(3,771)	(263)	(7.0%)
Free cash flow	3,418	3,226	192	6.0%

In 2017, BCE’s cash flows from operating activities, which included the contributions from the MTS acquisition, increased $715 million, compared to 2016, due mainly to higher adjusted EBITDA, a lower voluntary DB pension plan contribution made in 2017, improved working capital and lower severance and other costs paid, partly offset by higher income taxes paid and higher interest payments.

Free cash flow increased $192 million in 2017, compared to 2016, due to higher cash flows from operating activities excluding voluntary DB pension plan contributions, partly offset by higher capital expenditures.

4.2 Customer connections

TOTAL BCE CONNECTIONS

	2017	2016	% CHANGE
Wireless subscribers(1)	9,166,787	8,468,872	8.2%
Postpaid(1)	8,418,650	7,690,727	9.5%
High-speed Internet subscribers(1) (2)	3,790,141	3,476,562	9.0%
TV (satellite and IPTV subscribers)(1)	2,832,300	2,744,909	3.2%
IPTV(1)	1,550,317	1,337,944	15.9%
Total growth services	15,789,228	14,690,343	7.5%
Wireline NAS lines(1)	6,320,483	6,257,732	1.0%
Total services	22,109,711	20,948,075	5.5%

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless, high-speed Internet, TV and NAS subscriber bases increased by 476,932(418,427 postpaid), 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively. Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS. Bell’s wireless subscriber base in Q2 2017 also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid) due to the decommissioning of the CDMA network in western Canada.
(2)	Following a review of customer accounts by a wholesale reseller, we adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BCE NET ACTIVATIONS

	2017	2016	% CHANGE
Wireless subscribers	333,084	223,041	49.3%
Postpaid	416,779	315,311	32.2%
High-speed Internet subscribers	87,860	85,099	3.2%
TV (satellite and IPTV subscribers)	(20,716)	6,413	(423.0%)
IPTV	107,712	155,153	(30.6%)
Total growth services	400,228	314,553	27.2%
Wireline NAS lines	(357,065)	(415,408)	14.0%
Total services	43,163	(100,855)	142.8%

BCE added 400,228 net new customer connections to its growth services in 2017, representing a 27.2% improvement over 2016. This consisted of:

  416,779 postpaid wireless customers, and the net loss of 83,695 prepaid wireless customers
  87,860 high-speed Internet customers
  107,712 IPTV customers and 128,428 satellite TV net customer losses

NAS net losses were 357,065 in 2017, an improvement of 14.0% over 2016.

Total BCE customer connections across all services increased by 5.5% in 2017 compared to last year, driven by the subscribers acquired as part of the acquisition of MTS, as well as increases in our growth services customer base, offset in part by the continued but moderating erosion in traditional NAS lines.

At the end of 2017, BCE customer connections totaled 22,109,711 and were comprised of the following:

  9,166,787 wireless subscribers, up 8.2% compared to 2016, and included 8,418,650 postpaid wireless subscribers, an increase of 9.5% compared to the prior year
  3,790,141 high-speed Internet subscribers, 9.0% higher year over year
  2,832,300 total TV subscribers, up 3.2% compared to 2016, and included 1,550,317 IPTV customers, up 15.9% year over year
  6,320,483 total NAS lines, an increase of 1.0% compared to 2016

48 BCE Inc. 2017 ANNUAL REPORT

4	MD&A	Consolidated financial analysis

4.3 Operating revenues

	2017	2016	$ CHANGE	% CHANGE
Bell Wireless	7,883	7,159	724	10.1%
Bell Wireline	12,415	12,104	311	2.6%
Bell Media	3,104	3,081	23	0.7%
Inter-segment eliminations	(683)	(625)	(58)	(9.3%)
Total BCE operating revenues	22,719	21,719	1,000	4.6%

BCE

Total operating revenues at BCE increased by 4.6% in 2017, compared to 2016, reflecting growth across all three of our segments. This was comprised of service revenues of $21,143 million in 2017, which grew by 5.2% compared to 2016, and product revenues of $1,576 million, which declined by 3.3% year over year.

BELL WIRELESS

Bell Wireless operating revenues increased by 10.1% in 2017, compared to last year, driven by both higher service and product revenues. Service revenues grew by 10.7%, reflecting a larger postpaid subscriber base, higher blended ARPU and the contribution from the acquisition of MTS. The growth in blended ARPU was driven by the greater proportion of postpaid customers in our total subscriber base, higher average monthly rates due to the flow-through of 2016 pricing changes, and higher smartphone penetration along with a growing base of postpaid LTE and LTE-A customers in our subscriber mix, driving up data consumption and demand for larger data plans. This was partially offset by the unfavourable impact of Telecom Decision CRTC 2016-171 (Telecom Decision CRTC 2016-171), issued by the CRTC on May 5, 2016, related to 30-day cancellation policies, which clarified that service providers must provide pro-rated refunds, based on the number of days left in the last monthly billing cycle after cancellation, certain aspects of which are currently the subject matter of an application for clarification by TELUS Communications Company pursuant to the Telecommunications Act and Part 1 of the CRTC Rules of Practice. The year-over-year growth in service revenues was also moderated by the increased adoption of all-inclusive voice and text rate plans resulting in lower out of bundle usage. Product revenues increased by 3.1%, mainly due to the greater proportion of premium devices in our sales mix, higher customer upgrades and gross activations, and the contribution from the acquisition of MTS, partially offset by greater promotional offers due to a highly competitive marketplace.

BELL WIRELINE

Bell Wireline operating revenues increased by 2.6% in 2017, compared to last year, driven by service revenue growth of 3.4%, offset in part by a decrease in product revenues of 5.9%. The growth in service revenues was attributable to the acquisitions of MTS and Q9, Internet and IPTV subscriber growth combined with higher household ARPU. The growth in revenues was moderated by the continued erosion in our voice, satellite TV and legacy data services, increased acquisition, retention and bundle discounts to match aggressive offers from cable competitors and regulatory pressures due to unfavourable CRTC rulings in 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision CRTC 2016-171. The decline in product revenues was driven by lower demand for equipment by large business customers, attributable to market softness and competitive pricing pressures, as well as lower sales of consumer electronics at The Source, partly offset by the favourable contribution from the MTS acquisition.

BELL MEDIA

Bell Media operating revenues increased by 0.7% in 2017, compared to 2016, due to higher subscriber revenues driven by growth in our subscriber base from our TV Everywhere GO Products and CraveTV, rate increases on contract renewals and the benefit from the expansion of TMN into a national pay TV service in March 2016. This was partially offset by lower advertising revenues mainly due to continued market softness and declines in audience levels across both conventional and specialty TV and radio media platforms, as well as reflecting the negative impact on conventional TV advertising revenues from the CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl. The decline in advertising revenues was moderated by growth in OOH advertising revenues as a result of the contribution from the Cieslok Media Ltd. (Cieslok Media) acquisition in January 2017 and from newly awarded contracts.

BCE Inc. 2017 ANNUAL REPORT 49

4	MD&A	Consolidated financial analysis

4.4 Operating costs

	2017	2016	$ CHANGE	% CHANGE
Bell Wireless	(4,607)	(4,156)	(451)	(10.9%)
Bell Wireline	(7,229)	(7,062)	(167)	(2.4%)
Bell Media	(2,388)	(2,338)	(50)	(2.1%)
Inter-segment eliminations	683	625	58	9.3%
Total BCE operating costs	(13,541)	(12,931)	(610)	(4.7%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

Total BCE operating costs increased by 4.7% in 2017, compared to 2016, resulting from higher costs in all three of our segments.

BELL WIRELESS

Bell Wireless operating costs increased by 10.9% in 2017, compared to last year, as a result of:

  Increased customer retention spending primarily from greater promotional pricing driven by a competitive market, a higher proportion of premium smartphone devices in our upgrade mix, increased handset costs and an increase in the volume of subsidized upgrades reflecting a greater number of contract expiries
  Higher subscriber acquisition costs due to greater promotional pricing driven by a highly competitive market, a larger proportion of high-end smartphones in our sales mix, increased handset costs, a larger proportion of postpaid gross activations in our mix and increased gross activations
  The acquisition of MTS
  Increased network operating costs driven by higher LTE and LTE-A network usage
  Increased labour costs to support the growth of the business

BELL WIRELINE

Bell Wireline operating costs increased by 2.4% in 2017, compared to 2016, as a result of:

  The acquisitions of MTS and Q9
  Greater programming costs in our TV business due to the growth in our subscriber base and contractual rate increases
  Increased fleet expenses from higher fuel and refurbishment costs
  Greater marketing and sales expense in our retail market to support subscriber acquisitions

These factors were partially offset by:

  Lower labour costs attributable to workforce reductions, vendor contract savings, as well as fewer call volumes to our customer service centres
  Reduced cost of goods sold resulting from lower product sales
  Lower payments to other carriers driven by fewer sales of international long distance minutes
  Reduced bad debt expense

BELL MEDIA

Bell Media operating costs increased by 2.1% in 2017, compared to last year, mainly due to higher programming and content costs from the ongoing ramp up of content for CraveTV and pay TV services, deal renewals for specialty TV programming, content costs associated with TMN national expansion, escalating costs for sports rights as well as higher OOH expenses resulting from the Cieslok Media acquisition and the execution of newly awarded contracts. This increase in operating costs was partially mitigated by reduced labour costs driven mainly by workforce reductions.

50 BCE Inc. 2017 ANNUAL REPORT

4	MD&A	Consolidated financial analysis

4.5 Net earnings

In 2017, net earnings decreased by 3.8%, compared to 2016, due to higher depreciation and amortization expense, higher other expense which included impairment charges of $82 million relating to our Bell Media segment, an increase in finance costs and higher severance, acquisition and other costs which included costs related to the acquisition of MTS. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, and by lower income taxes.

4.6 Adjusted EBITDA

	2017	2016	$ CHANGE	% CHANGE
Bell Wireless	3,276	3,003	273	9.1%
Bell Wireline	5,186	5,042	144	2.9%
Bell Media	716	743	(27)	(3.6%)
Total BCE adjusted EBITDA	9,178	8,788	390	4.4%

BCE

BCE’s adjusted EBITDA increased by 4.4% in 2017, compared to 2016, driven by growth in our Bell Wireless and Bell Wireline segments, offset in part by a decline in our Bell Media segment. This resulted in a relatively stable adjusted EBITDA margin of 40.4% compared to 40.5% experienced last year.

The growth in adjusted EBITDA reflected higher wireless, Internet, IPTV and media revenues, the contribution from the acquisitions of MTS and Q9 and effective cost management. This was offset in part by the ongoing erosion in our voice, satellite TV and legacy data revenues, greater investment in wireless subscriber retention and acquisition, regulatory pressures impacting all three of our segments, as well as higher programming and content costs in our Bell Media segment.

BELL WIRELESS

Bell Wireless adjusted EBITDA increased by 9.1% in 2017, compared to last year, reflecting the flow-through of higher operating revenues from the continued growth in our subscriber base and in blended ARPU along with the contribution from the acquisition of MTS, moderated by higher year-over-year operating expenses primarily driven by our increased investment in customer retention and acquisition together with the incremental expense contribution from Bell MTS. Adjusted EBITDA margin, based on wireless operating service revenues, declined by 0.6 pts to 44.6%, in 2017, compared to 45.2% in the prior year.

BELL WIRELINE

Bell Wireline adjusted EBITDA increased by 2.9% in 2017, compared to 2016, resulting from the acquisitions of MTS and Q9, growth in our Internet and IPTV businesses, as well as reflecting disciplined cost containment. This was partly offset by the continued decline of voice, satellite TV and legacy data revenues, including the effect of reduced customer spending and competitive pressures in our business market and the impact of regulatory pressures.

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4	MD&A	Consolidated financial analysis

BELL MEDIA

Bell Media adjusted EBITDA decreased by 3.6% in 2017, compared to the previous year, due to higher programming and content costs and flow-through of the advertising revenue decline which included the unfavourable impact of the CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl. This was moderated by continued growth in subscriber revenues and lower labour costs.

4.7 Severance, acquisition and other costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year.

2017

Severance, acquisition and other costs included:

  Severance costs related to workforce reduction initiatives of $79 million
  Acquisition and other costs of $111 million, which included transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, severance and integration costs as well as a loss on transfer of spectrum licences to Xplornet Communications Inc. related to the MTS acquisition

2016

Severance, acquisition and other costs included:

  Severance costs related to workforce reduction initiatives of $87 million
  Acquisition and other costs of $48 million, which included transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, as well as severance and integration costs relating to the privatization of Bell Aliant
4.8 Depreciation and amortization

The amount of our depreciation and amortization in any year is affected by:

  How much we invested in new property, plant and equipment and intangible assets in previous years
  How many assets we retired during the year
  Estimates of the useful lives of assets

DEPRECIATION

Depreciation in 2017 increased by $160 million, compared to 2016, mainly due to the acquisition of MTS and a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service. The increase was partly offset by lower depreciation due to an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process. The changes in useful lives have been applied prospectively, effective January 1, 2017, and did not have a significant impact on our financial statements.

AMORTIZATION

Amortization in 2017 increased by $182 million, compared to 2016, due mainly to the acquisition of MTS and a higher asset base.

52 BCE Inc. 2017 ANNUAL REPORT

4	MD&A	Consolidated financial analysis

4.9 Finance costs

INTEREST EXPENSE

Interest expense in 2017 increased by $67 million, compared to 2016, mainly as a result of higher average debt levels due in part to the acquisition of MTS, partly offset by lower average interest rates.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2017, the discount rate was 4.0% compared to 4.2% on January 1, 2016.

In 2017, interest expense decreased by $9 million, compared to last year, due to a lower post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (loss) (OCI).

4.10 Other (expense) income

Other (expense) income includes income and expense items, such as:

  Net mark-to-market gains or losses on derivatives used as economic hedges
  Impairment of assets
  Losses on disposal and retirement of software, plant and equipment
  Equity (loss) income from investments in associates and joint ventures
  Early debt redemption costs
  Net gains (losses) on investments, including gains (losses) when we dispose of, write down or reduce our ownership in investments

2017

Other expense of $102 million included impairment charges of $82 million related to our music TV channels and two small market radio station cash-generating units (CGUs) within our Bell Media segment, losses on retirements and disposals of property, plant and equipment and intangible assets of $47 million, losses from our equity investments of $31 million which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, early debt redemption costs of $20 million, partly offset by net mark-to-market gains on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases of $88 million.

2016

Other income of $21 million included net mark-to-market gains of $67 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases and gains on investments of $58 million which included a gain related to one of our equity investments of $34 million, as well as a gain of $12 million due to the remeasurement of BCE’s previously held equity interest in Q9 to its fair value. These were partly offset by losses of $89 million on equity investments which included BCE’s share of the loss recorded by one of our equity investments on the sale of a portion of their operations of $46 million and $11 million equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. Additionally, BCE recorded losses of $28 million on disposal of property, plant and equipment and intangible assets.

BCE Inc. 2017 ANNUAL REPORT 53

4	MD&A	Consolidated financial analysis

4.11 Income taxes

The following table provides information and reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 27.1% for 2017 and 2016.

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Net earnings	2,970	3,087
Add back income taxes	1,039	1,110
Earnings before income taxes	4,009	4,197
Applicable statutory tax rate	27.1%	27.1%
Income taxes computed at applicable statutory rates	(1,086)	(1,137)
Non-taxable portion of (losses) gains on investments	(1)	11
Uncertain tax positions	16	(9)
Effect of change in provincial corporate tax rate	(3)	4
Change in estimate relating to prior periods	51	46
Non-taxable portion of equity losses	(10)	(23)
Other	(6)	(2)
Total income taxes	(1,039)	(1,110)
Average effective tax rate	25.9%	26.4%

4.12 Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in 2017 decreased by $108 million, compared to 2016, due to higher depreciation and amortization expense, higher other expense which included impairment charges of $82 million relating to our Bell Media segment, an increase in finance costs and higher severance, acquisition and other costs which included costs related to the acquisition of MTS. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, and by lower income taxes.

BCE’s EPS of $3.12 in 2017 decreased by $6.3% compared to 2016. The average number of BCE common shares outstanding increased principally as a result of shares issued for the acquisition of MTS which further diluted EPS as compared to 2016.

Excluding the impact of severance, acquisition and other costs, net (losses) gains on investments, early debt redemption costs and impairment charges, adjusted net earnings in 2017 was $3,033 million, or $3.39 per common share, compared to $3,009 million, or $3.46 per common share in 2016.

54 BCE Inc. 2017 ANNUAL REPORT

4	MD&A	Consolidated financial analysis

4.13 Capital expenditures

BCE capital expenditures were up $263 million, or 7.0%, in 2017, compared to 2016, driven by greater spending at Bell Wireline and Bell Media, while spending at Bell Wireless remained relatively stable. As a percentage of revenue, capital expenditures for BCE were 17.8% in 2017 compared to 17.4% last year. Our capital spending supported the continued deployment of our broadband fibre directly to more homes and businesses, including the rollout of Gigabit Fibe infrastructure in the city of Toronto and other urban areas along with the commencement of the FTTP build-out in the city of Montréal that was announced on March 27, 2017. Our capital investments also included the continued rollout of our 4G LTE and LTE-A mobile networks, as well as the enhancement and expansion of our wireless network to increase network speeds and to support the growth in our subscriber base and data consumption.

4.14 Cash flows

In 2017, BCE’s cash flows from operating activities, which included the contributions from the MTS acquisition, increased $715 million, compared to 2016, due mainly to higher adjusted EBITDA, a lower voluntary DB pension plan contribution made in 2017, improved working capital and lower severance and other costs paid, partly offset by higher income taxes paid and higher interest payments.

Free cash flow increased $192 million in 2017, compared to 2016, due to higher cash flows from operating activities excluding voluntary DB pension plan contributions, partly offset by higher capital expenditures.

BCE Inc. 2017 ANNUAL REPORT 55

5	MD&A	Bell Wireless

5 Business segment analysis

5.1 Bell Wireless

In 2017, we achieved the highest market share of postpaid subscriber net additions in the Canadian wireless industry and delivered a fifth consecutive year of industry-leading wireless service revenue and adjusted EBITDA growth among incumbent national carriers.

KEY ELEMENTS OF RELEVANT STRATEGIC IMPERATIVES

Invest in broadband
networks and services

2017 PROGRESS

  Expanded our 4G LTE wireless network to reach 99% of the Canadian population coast to coast with download speeds ranging from 75 Mbps to 150 Mbps (expected average download speeds of 12 to 40 Mbps)
  Continued the rollout of our LTE-A wireless network, providing service to approximately 87% of the Canadian population at data speeds up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). In addition, our Tri-band LTE-A footprint covered 34% of the population with download speeds of up to 335 Mbps (expected average download speeds of 25 to 100 Mbps).
  Launched North America’s first Quad-band LTE-A network deployment capable of delivering theoretical speeds of up to 750 Mbps (expected average download speeds of 25 to 230 Mbps in select areas). Bell’s Quad Band service expanded to 23% of Canadians, encompassing 91 cities.

2018 FOCUS

  Expand LTE-A network footprint to approximately 92% of the Canadian population
  Deploy Quad-band LTE-A to approximately 60% of the Canadian population enabling theoretical speeds up to 750 Mbps (average expected speeds of 25 to 230 Mbps)
  Increase LTE-A peak theoretical speeds to 950 Mbps with 4×4 MIMO (Multiple Input Multiple Output) technology in select urban areas covering approximately 40% of the Canadian population
  Increase small cell deployment and in-building coverage to increase urban densification and support evolution to 5G services
  Launch an LTE-M wireless network to support the rapidly increasing use of IoT devices on LPWANs in Canada. LTE-M improves the operating efficiency of IoT devices by enabling very low power consumption and better coverage in underground and other hard to reach locations.

Accelerate
wireless

2017 PROGRESS

  Acquired 36% of total new postpaid gross and net activations among the three national wireless carriers, while achieving leading service revenue, ARPU and adjusted EBITDA growth of 10.7%, 3.5% and 9.1%, respectively
  Increased the number of postpaid subscribers on our LTE network to 88% of our total postpaid subscribers, up from 81% at the end of 2016
  Expanded our smartphone and tablet lineup with 40 new devices, including Apple’s iPhone X, 8 and 8 Plus and Apple Watch Series 3 with built-in cellular, the Samsung Galaxy S8 and S8+, the Samsung Galaxy Note8, Google’s Pixel 2 and Pixel 2 XL and the LG G6, adding to our extensive selection of 4G LTE and LTE-A devices
  Launched Lucky Mobile, an easy and low-cost prepaid wireless service for budget-conscious Canadians with monthly plans starting at just $20 for unlimited local calling. Initially available to consumers in Ontario, Alberta and British Columbia, Lucky Mobile offers service in 17 zones covering most major cities across the country, including data access at 3G-equivalent access speeds.
  Became the Government of Canada’s primary wireless supplier for the next six years, with options to renew. Bell will supply voice, text, and data services and approximately 230,000 mobile devices to federal employees in more than 100 departments and agencies.
  First Canadian wireless provider to support the LTE network capabilities of the Apple Watch Series 3. In addition to providing VoLTE technology, Bell launched NumberShare, a service that enables customers to pair their Apple Watch Series 3 with their iPhone using the same phone number.
  Launched the first integrated Advanced Messaging service on Samsung devices, offering a suite of mobile messaging features previously available through specialized third-party applications

56 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Wireless
  Took a leadership position in the fast-growing IoT sector, which enables the interconnection of a range of devices and applications that send and receive data
    Bell MTS launched the Innovations in Agriculture program at the University of Manitoba, providing students with opportunities to develop innovative IoT technologies for application in agriculture and food science
    Concluded an agreement with Hyundai AutoEver Telematics America (HATA), a subsidiary of Hyundai Motor Group, to deliver a range of connected telematics services including security, safety, diagnostics and infotainment to select Hyundai and Kia vehicles over Bell’s national mobile network
    Partnered with BeWhere Technologies and Huawei to implement an automated IoT solution for the Henry of Pelham Family Estate Winery to help improve planning and sustainability programs
  First Canadian carrier to offer global connectivity for our leading-edge IoT platforms and applications. Bell’s Global IoT connectivity solutions offer our customers uninterrupted worldwide network access and the ability to manage all of their international devices remotely from a single web-based platform by embedding Bell’s Global SIM cards into their products.

2018 FOCUS

  Profitably grow our wireless postpaid subscriber base, while maintaining market share momentum of incumbent postpaid subscriber activations
  Continue to increase ARPU
  Offer the latest handsets and devices in a timely manner to enable customers to benefit from ongoing technological improvements by manufacturers and from faster data speeds to optimize the use of our services
  Continue to increase the number of postpaid smartphone subscribers using our 4G LTE and LTE-A networks
  Leverage Lucky Mobile to grow prepaid subscriber market share, while providing Canadians with affordable wireless service options
  Expand VoLTE technology coverage areas and broaden rollout to more supported devices
  Accelerate new revenue streams by continuing to drive the commercialization of IoT services and applications
    In February 2018, we partnered with the city of Kingston to employ Bell’s Smart City platform to provide a series of connected IoT applications which will enable Kingston to digitize its operations and collect data to make better informed decisions and investments in city operations and infrastructure, benefiting constituents, internal departments and employees while improving citizen engagement

Improve
customer service

2017 PROGRESS

  Virgin Mobile was ranked highest in overall Customer Care Satisfaction in the J.D. Power 2017 Canadian Wireless Customer Care Study released in May, with top scores in the store, call centre and online service categories
  Improved wireless postpaid churn by 0.06 pts in 2017, driven by our investments in customer retention
  Introduced the Same Day/Next Day smartphone repairs pilot program in Ontario, resolving many common smartphone issues within a few hours with the help of certified technicians using manufacturer-approved parts
  Improved the MyBell app, achieving a four-star rating on the Apple App Store, and increased mobile transactions by 38% in 2017
  Launched a simplified wireless bill
  Increased the number of self-serve transactions by 15% in 2017

2018 FOCUS

  Continue to invest in customer service initiatives to simplify complexity for all customers, including billing
  Further reduce the total volume of customer calls to our call centres
  Further improve customer satisfaction scores
  Achieve better consistency in customer experience
  Continue to improve customer personalization

Achieve a competitive
cost structure

2017 PROGRESS

  Realized operating cost synergies from the integration of MTS
  Delivered cost savings from ongoing service improvements

2018 FOCUS

  Capture additional operating cost and capital expenditure synergies from the integration of Bell MTS
  Deliver cost savings from ongoing service improvements

BCE Inc. 2017 ANNUAL REPORT 57

5	MD&A	Bell Wireless

FINANCIAL PERFORMANCE ANALYSIS

2017 PERFORMANCE HIGHLIGHTS

Bell Wireless Revenues
(in $ millions)

$7,159
$7,883
Service
Product
93%
7%
93%
7%
2016
2017
+10.1%

Bell Wireless Adjusted EBITDA
(in $ millions)
(adjusted EBITDA as a percentage of service revenue)

$3,003
in 2016
45.2%
$3,276
in 2017
44.6%
+9.1%

Postpaid subscriber growth (1)

+9.5%

in 2017

Postpaid net activations

416,779

in 2017

Postpaid churn in 2017

1.19%

Improved 0.06 pts vs. 2016

Blended ARPU
per month

2017: $67.77
2016: $65.46

+3.5%

Smartphone penetration
of postpaid subscribers

83%

Same as 2016

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base in Q1 2017 increased by 476,932 subscribers (418,427 postpaid). Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS. Bell’s wireless subscriber base in Q2 2017 also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid) due to the decommissioning of the CDMA network in western Canada.

BELL WIRELESS RESULTS

REVENUES

	2017	2016	$ CHANGE	% CHANGE
External service revenues	7,308	6,602	706	10.7%
Inter-segment service revenues	42	40	2	5.0%
Total operating service revenues	7,350	6,642	708	10.7%
External product revenues	530	515	15	2.9%
Inter-segment product revenues	3	2	1	50.0%
Total operating product revenues	533	517	16	3.1%
Total Bell Wireless revenues	7,883	7,159	724	10.1%

Bell Wireless operating revenues increased by 10.1% in 2017, compared to last year, driven by growth in both service and product revenues.

  Service revenues grew by 10.7% in 2017, compared to 2016, reflecting a larger postpaid subscriber base and higher blended ARPU, which included the contribution from the acquisition of MTS. Blended ARPU increased due to the greater proportion of postpaid customers in our total subscriber base, higher average monthly rates mainly driven by the flow-through of 2016 pricing changes and greater smartphone penetration along with a growing base of postpaid LTE and LTE-A customers in our subscriber mix, driving up data consumption and demand for larger data plans. The growth in service revenues was moderated by the unfavourable impact of Telecom Decision CRTC 2016-171 and the increased adoption of all-inclusive voice and text rate plans resulting in lower out of bundle usage.
  Product revenues increased by 3.1% in 2017, compared to last year, mainly due to the greater proportion of premium devices in our sales mix, higher customer upgrades and gross activations, and the contribution from the acquisition of MTS, partially offset by greater promotional offers due to a highly competitive marketplace.

58 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Wireless

OPERATING COSTS AND ADJUSTED EBITDA

	2017	2016	$ CHANGE	% CHANGE
Operating costs	(4,607)	(4,156)	(451)	(10.9%)
Adjusted EBITDA	3,276	3,003	273	9.1%
Total adjusted EBITDA margin	41.6%	41.9%		(0.3	) pts
Adjusted EBITDA margin (service revenues)	44.6%	45.2%		(0.6	) pts

Bell Wireless operating costs increased by 10.9% in 2017, compared to last year, as a result of:

  Increased customer retention spending primarily from greater promotional pricing driven by a competitive market, a higher proportion of premium smartphone devices in our upgrade mix, increased handset costs and an increase in the volume of subsidized upgrades reflecting a greater number of contract expiries
  Higher subscriber acquisition costs due to greater promotional pricing driven by a highly competitive market, a larger proportion of high-end smartphones in our sales mix, increased handset costs, a larger proportion of postpaid gross activations in our mix and a higher number of gross activations
  The acquisition of MTS
  Increased network operating costs driven by higher LTE and LTE-A network usage
  Higher labour costs to support the growth of the business

Bell Wireless adjusted EBITDA increased by 9.1% in 2017, compared to last year, reflecting the flow-through of higher year-over-year operating revenues from the continued growth in our subscriber base and blended ARPU along with the contribution from the acquisition of MTS, offset in part by higher year-over-year operating expenses primarily driven by our increased investment in customer retention and acquisition, together with the incremental expense contribution from Bell MTS. Adjusted EBITDA margin, based on wireless operating service revenues, declined by 0.6 pts to 44.6%, in 2017, compared to 45.2% in the prior year.

BELL WIRELESS OPERATING METRICS

	2017	2016	CHANGE	% CHANGE
Blended ARPU ($/month)	67.77	65.46	2.31	3.5%
Gross activations	1,780,478	1,654,882	125,596	7.6%
Postpaid	1,532,425	1,408,030	124,395	8.8%
Prepaid	248,053	246,852	1,201	0.5%
Net activations	333,084	223,041	110,043	49.3%
Postpaid	416,779	315,311	101,468	32.2%
Prepaid	(83,695)	(92,270)	8,575	9.3%
Blended churn % (average per month)	1.36%	1.44%		0.08	pts
Postpaid	1.19%	1.25%		0.06	pts
Prepaid	3.17%	3.13%		(0.04	) pts
Subscribers(1)	9,166,787	8,468,872	697,915	8.2%
Postpaid(1)	8,418,650	7,690,727	727,923	9.5%
Prepaid(1)	748,137	778,145	(30,008)	(3.9%)

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base in Q1 2017 increased by 476,932 subscribers (418,427 postpaid). Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS. Bell’s wireless subscriber base in Q2 2017 also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid) due to the decommissioning of the CDMA network in western Canada.

Blended ARPU of $67.77 increased by 3.5% in 2017, compared to last year, driven by the greater proportion of postpaid customers in our total subscriber base, growth in postpaid ARPU reflecting the flow-through of 2016 pricing changes and a greater mix of customers with smartphones and other data devices in our total subscriber base increasing the demand for larger data plans due to greater data consumption from e-mail, web browsing, social networking, mobile banking, messaging, mobile TV, and entertainment services such as video streaming, music downloads and gaming. The growth in ARPU was also favourably impacted by greater data consumption driven by the higher speeds enabled by the continued expansion of our LTE and LTE-A networks. The year-over-year increase in blended ARPU was moderated by the negative impact of Telecom Decision CRTC 2016-171 along with the unfavourable impact of larger plans with higher data usage thresholds, unlimited local and long distance calling, and a greater mix of shared plans.

Total gross wireless activations increased by 7.6% in 2017, compared to last year, due to both higher postpaid and prepaid gross activations.

  Postpaid gross activations increased by 8.8% in 2017, reflecting our leadership in technology and network speed, successful execution of targeted promotions across all our retail channels, greater market activity, the contribution from the acquisition of Bell MTS and the on-boarding of customers from a long-term mobile services contract win with Shared Services Canada
  Prepaid gross activations increased by 0.5% in 2017, driven by the contribution from the acquisition of Bell MTS and the launch of Lucky Mobile in December 2017, our new low-cost prepaid mobile service

Blended wireless churn of 1.36% improved by 0.08 pts in 2017, compared to last year, due to lower postpaid churn, offset in part by higher prepaid churn.

  Postpaid churn of 1.19% improved by 0.06 pts in 2017, compared to last year, due to the favourable impact of our ongoing investments in network speeds, customer retention and improved client experience

BCE Inc. 2017 ANNUAL REPORT 59

5	MD&A	Bell Wireless
  Prepaid churn of 3.17% increased by 0.04 pts in 2017, due to the lower subscriber base outpacing the year-over-year favourability in the deactivations

Postpaid net activations increased by 32.2% in 2017, compared to 2016, driven by greater gross activations and the contribution from the acquisition of Bell MTS, offset in part by higher customer deactivations.

Prepaid net customer losses improved by 9.3% in 2017, compared to last year, driven by lower customer deactivations and higher gross activations.

Wireless subscribers at December 31, 2017 totaled 9,166,787, including the subscribers acquired through the acquisition of MTS, net of those divested to TELUS. The proportion of Bell Wireless customers subscribing to postpaid service increased to 92% in 2017 from 91% in 2016.

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

The wireless market is the largest sector of the Canadian telecommunications industry, representing over 50% of total revenues, and is currently growing at a mid-single digit rate annually.

There are more than 31 million wireless subscribers in Canada. The market is highly competitive among three well-established national competitors as well as a number of regional competitors. Rogers Communications Inc. (Rogers) holds the largest share by virtue of its legacy global system for mobile communications (GSM) network. However, Bell has had significant success winning subscribers as well as the largest proportion of industry revenue and adjusted EBITDA growth since 2009, supported by the launch of our HSPA+, 4G LTE and LTE-A networks, industry-leading mobile network speeds, expanded retail distribution, the purchase of Virgin Mobile, a strong brand and improved customer service.

In June 2017, the Western Canada-based cable TV company, Shaw Communications Inc. (Shaw), acquired 700 MHz and 2500 MHz spectrum licences from Québecor Media Inc. (Québecor) to support the build-out of an urban LTE network in major cities in Alberta, British Columbia and Ontario. Shaw reached an agreement with Apple Inc. enabling Shaw’s Freedom Mobile brand to offer iPhone products beginning in December 2017. Shaw’s re-farming of advanced wireless services-1 (AWS-1) spectrum and deployment of 2500 MHz spectrum is expected to be completed in 2018, and will make older smartphone versions (iPhones and Samsung Galaxy) compatible with Freedom Mobile’s LTE network. Québecor Media’s Vidéotron Ltée (Vidéotron) continues to operate as a regional facilities-based wireless service provider in Québec, and Eastlink in Atlantic Canada. These cable TV-based wireless providers, in addition to the provincial carrier in Saskatchewan, represent fourth carriers in their respective markets.

Canada’s wireless penetration was approximately 85% at the end of 2017, compared to well over 100% in the U.S. and even higher in Europe and Asia. Canada’s wireless sector is expected to continue growing at a steady pace for the foreseeable future, driven by immigration and population growth, the trend toward multiple devices, the increasing usage of data services, and mobile adoption by both younger and older generations.

Competitors
  Large facilities-based national wireless service providers Rogers and TELUS Corporation
  Smaller facilities-based wireless service provider Freedom Mobile, which currently provides service in Toronto, Calgary, Vancouver, Edmonton and Ottawa, as well as in several communities in southwestern Ontario
  Regional facilities-based wireless service providers Vidéotron, which provides service in Montréal and other parts of Québec; Saskatchewan Telecommunications Holding Corporation (SaskTel), which provides service in Saskatchewan; and Eastlink, which launched service in Nova Scotia and Prince Edward Island in February 2013
  Mobile virtual network operators (MVNOs), who resell competitors’ wireless networks, such as PC Mobile
Canadian wireless market share(1)

60 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Wireless

KEY WIRELESS METRICS – SHARE FOR NATIONAL CARRIERS(1)

POSTPAID NET ADDITIONS (%)

REPORTED EBITDA GROWTH (%)

SERVICE REVENUE GROWTH (%)

(1)	Percentages may not add to 100 due to rounding.
(2)	Bell metrics shown include Bell Aliant as of 2015.
(3)	TELUS metrics shown include Public Mobile Inc. as of 2015.

INDUSTRY TRENDS

ACCELERATING DATA CONSUMPTION

Wireless data growth continues to be driven by the ongoing adoption of higher-value smartphones and tablets, and associated data plans. The demand for wireless data services is expected to continue to grow, due to ongoing investment in faster network technologies, such as LTE and LTE-A, that provide a richer user experience, a larger appetite for mobile connectivity and social networking, greater selection of smartphones, tablets and other connected devices, as well as increasing adoption of shared plans with multiple devices by families. Greater customer adoption of data services, including mobile TV, data roaming for travel, mobile commerce, mobile banking, and other IoT applications in the areas of retail and transportation (connected car, asset tracking, and remote monitoring) should also contribute to growth. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to cameras, becomes ubiquitous.

SIGNIFICANT INVESTMENTS IN WIRELESS NETWORKS

Fast growth in mobile data traffic is increasingly putting a strain on wireless carriers’ networks and their ability to manage and service this traffic. Industry Canada’s 700 MHz, advanced wireless services-3 (AWS-3), and 2500 MHz spectrum auctions that concluded in 2014 and 2015 provided wireless carriers with prime spectrum to roll out faster next-generation wireless networks and build greater capacity. Carrier aggregation is a technology currently being employed by Canadian wireless carriers that allows for multiple channels of spectrum to be used together, thereby significantly increasing network capacity and data transfer rates. Investments in fibre backhaul to cell sites and the deployment of small-cell technology further increase the efficient utilization of carriers’ spectrum holdings.

CUSTOMERS BRINGING THEIR OWN DEVICES

With the CRTC’s Wireless Code limiting wireless contract terms to two years from three years, the number of customers on expired contracts has increased. As a result, subscribers are increasingly bringing their own devices or keeping their existing devices for longer periods of time and therefore may not enter into new contracts for wireless services. This may negatively impact carriers’ subscriber churn, but may also create gross addition opportunities as a result of increased churn from other carriers. Additionally, this trend may negatively impact the monthly service fees charged to subscribers; however, the service revenue generated by these customers helps improve margins due to lower spending on device subsidies.

BUSINESS OUTLOOK AND ASSUMPTIONS

2018 OUTLOOK

We expect continued revenue growth driven primarily by a greater number of postpaid subscribers and higher ARPU. We expect ARPU to continue to increase, but at a slower pace compared to 2017, as the market continues to mature and as more customers subscribe to rate plans with larger data thresholds. We will seek to achieve higher revenues from data growth, through increased use of our 4G LTE and LTE-A networks, higher demand for services such as social media, music and streaming of content, as well as nascent services including mobile commerce and other IoT applications. Our intention is to introduce new services to the market in a way that balances innovation with profitability.

We also remain focused on sustaining our market share of incumbent postpaid net additions in a disciplined and cost-conscious manner, while also growing our share of new industry prepaid net additions. We anticipate higher year-over-year net additions, driven by continued strong postpaid market momentum, reflecting Bell’s network speed and technology leadership; the onboarding of customers from our recently won Shared Services Canada wireless services contract; a renewed focus on prepaid with the launch of Lucky Mobile; and incremental growth opportunities in Manitoba with the full integration of Bell MTS.

We plan to deliver adjusted EBITDA growth in 2018 from continued healthy revenue growth, which should be partly offset by higher subscriber acquisition and retention spending consistent with a sustained high level of competitive market activity.

BCE Inc. 2017 ANNUAL REPORT 61

5	MD&A	Bell Wireless

ASSUMPTIONS

  Maintain our market share of incumbent wireless postpaid net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates
  Expansion of the LTE-A network coverage to approximately 92% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business
KEY GROWTH DRIVERS
  Increasing Canadian wireless industry penetration
  Increasing customer adoption of smartphones, tablets and other 4G LTE devices to increase mobile data usage
  Greater number of postpaid customers on our 4G LTE and LTE-A networks
  Customer usage of new data applications and services
PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Wireless segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity from incumbent wireless operators, newer wireless entrants, non-traditional players and resellers

POTENTIAL IMPACT

  Pressure on our adjusted EBITDA, ARPU, churn and cost of acquisition and retention would likely result if competitors aggressively increase discounts for handsets and price plans, offer shared plans based on sophisticated pricing requirements or offer other incentives, such as new data plans or unlimited data plans, instalment plans for smartphones or multi-product bundles, to attract new customers
REGULATORY ENVIRONMENT

RISK

  Greater regulation of wireless services and pricing (e.g. the mandating of wholesale roaming rates by the CRTC that are materially different than those we have proposed, additional mandated access to wireless networks and limitations placed on future spectrum bidding)

POTENTIAL IMPACT

  Greater regulation could limit our flexibility, influence the market structure, improve the business positions of our competitors and negatively impact the financial performance of our wireless business
MARKET MATURITY AND INCREASED DEVICE COSTS

RISK

  Slower subscriber growth due to high Canadian smartphone penetration and increased device costs

POTENTIAL IMPACT

  A maturing wireless market and higher device costs could challenge subscriber growth and the cost of acquisition and retention, putting pressure on the financial performance of our wireless business

62 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Wireline

5.2 Bell Wireline

Bell Wireline achieved positive adjusted EBITDA growth for a third consecutive year in 2017, driven by strong Internet and IPTV subscriber base growth, higher household ARPU, the financial contribution of Bell MTS and related integrated synergies, as well as operating cost savings that drove an improvement in our North American industry-leading margin to 41.8%.

KEY ELEMENTS OF RELEVANT STRATEGIC IMPERATIVES

Invest in broadband
networks and services

2017 PROGRESS

  Continued to expand our FTTP direct fibre footprint, reaching more than 3.7 million homes and businesses in seven provinces, including approximately 60% of homes and businesses in the City of Toronto.
  Forty percent of our long-term broadband fibre program was completed at the end of 2017. FTTP enables symmetrical Internet download and upload speeds of up to 1 Gbps and will enable the delivery of even faster speeds in the future.
  Began the build-out of broadband fibre directly to 1.1 million residences and business locations throughout Montréal, representing the largest-ever communications infrastructure project in Québec with a planned capital investment of $854 million. Montréal joins a growing number of centres across Québec that are fully wired with Bell fibre, including Québec City where fibre deployment was launched in 2012. By the end of 2017, Bell fibre reached approximately 40% of homes and businesses throughout the province of Québec, including 14% of all locations in Montréal.

2018 FOCUS

  Expand FTTP broadband fibre footprint to approximately 4.5 million total combined homes and commercial locations
    In February 2018, we announced the expansion of FTTP direct fibre connections throughout the Greater Toronto and 905 geographic region. Bell’s fibre plan will deliver Gigabit Internet speeds and other broadband Fibe service innovations to more than 1.3 million homes and businesses in the region.

Leverage
wireline momentum

2017 PROGRESS

  Maintained our position as Canada’s largest TV provider with 2,832,300 subscribers, and increased our total number of IPTV subscribers by 15.9% to 1,550,317
  Built on our position as the leading ISP in Canada with a high-speed Internet subscriber base of 3,790,141, up 9.0% over 2016, including one million FTTP customers
  Launched Fibe Alt TV, Canada’s first widely available app-based live TV service, providing a completely new way to watch live and on-demand television. With no traditional TV STB required, Alt TV is accessed through the Fibe TV app and offers up to 500 live and on-demand channels on laptops, smartphones, tablets and Apple TV 4th Generation.
  Continued to lead television innovation in Canada with ongoing enhancements to our IPTV service
    Fibe TV customers in Ontario and Québec can watch their PVR recordings on the go on their tablets, smartphones and laptops with the Fibe TV app
    Customers with 4K Whole Home PVR can access YouTube, in addition to CraveTV and Netflix
  Acquired AlarmForce (transaction completed on January 5, 2018), a Canadian leader in home security and monitoring services, as part of Bell’s strategic expansion in the fast-growing Connected Home marketplace. Combining the assets and experience of AlarmForce with Bell’s strength in networks, customer service and distribution will enable Bell to deliver the latest Connected Home services to customers in Ontario, Québec, Atlantic Canada and Manitoba.

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5	MD&A	Bell Wireline

  Partnered with Akamai Technologies Inc. (Akamai), a global leader in content delivery and cloud services, to expand our portfolio of integrated web security solutions for business customers. Complementing Bell solutions to help businesses increase productivity, minimize risk, and maximize service differentiation, Akamai’s leading cloud security, web performance, and media delivery products strengthen our ability to identify security threats, proactively prevent attacks, and support customers in optimizing their online presence.
  Recognized by IDC Canada as a leader in delivering security services for business customers. Bell was the only telecom company in IDC’s Leaders Category, which included large multinationals such as CGI, IBM and Deloitte. Evaluators noted that Bell’s extensive network enables us to quickly leverage cyber threat intelligence to provide a complete range of advanced threat detection, mitigation and prevention services.

2018 FOCUS

  Continue to enhance our Fibe TV and Alt TV services with more advanced features
    In January 2018, we concluded a multi-year agreement with Ericsson to leverage its next generation, cloud-based MediaFirst TV platform to deliver an even more personalized and seamless multiscreen TV experience for Fibe TV and Alt TV customers
  Maintain our leadership position in Canadian broadband communications with the most advanced products in the home
    In January 2018, we launched Whole Home Wi-Fi, Canada’s first Wi-Fi service that brings smart and fast Wi-Fi to every room in the home while adapting to changing user requirements. Bell partnered with Plume to deliver new access points, called pods, that work with the cloud-based networking intelligence of Bell’s Home Hub 3000 modem to deliver a fully adaptive Wi-Fi service.
  Expand our total base and market share of TV and Internet subscribers profitably
  Reduce total wireline residential net losses
  Increase residential household ARPU through greater multi-product household penetration
  Increase share of wallet of large enterprise customers through greater focus on business service solutions and connectivity growth
  Increase the number of net new customer relationships in both large and mid-sized businesses and reduce small business customer losses

Improve
customer service

2017 PROGRESS

  Improved the MyBell app, achieving a four-star rating on the Apple App Store, and increased mobile transactions by 38% in 2017
  Reduced FTTH Residential Fibe TV installation time by 9% in 2017
  Reduced FTTH Residential Fibe TV repair truck rolls per customer by 16% in 2017
  Offered Same Day repair appointments to 68% of small business customers, an improvement of 94% since 2014
  Increased the number of self-serve transactions by 15% in 2017

2018 FOCUS

  Continue to invest in customer service initiatives to simplify complexity for all customers, including billing
  Further reduce the total volume of customer calls to our call centres
  Further improve customer satisfaction scores
  Achieve better consistency in customer experience
  Continue to improve customer personalization
  Reduce FTTP installation times and improve service quality
  Deploy new diagnostic technology enabling enhanced troubleshooting and proactive service monitoring for our customers
  Simplify the technician in-field experience through simplification and innovation of technician tools
  Improve troubleshooting and diagnostic processes to manage increasing customer and device complexity

Achieve a competitive
cost structure

2017 PROGRESS

  Improved Bell Wireline adjusted EBITDA margin by 0.1 pts over 2016
  Realized operating cost synergies from the integration of MTS
  Delivered cost savings from ongoing service improvements and savings related to the deployment of FTTP

2018 FOCUS

  Capture additional operating cost and capital expenditure synergies from the integration of Bell MTS
  Deliver cost savings from workforce reductions, ongoing service improvements, and savings related to the deployment of FTTP to support a stable consolidated adjusted EBITDA margin

64 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Wireline

FINANCIAL PERFORMANCE ANALYSIS

2017 PERFORMANCE HIGHLIGHTS

Bell Wireline
Revenues
(in $ millions)

$12,104
$12,415
Data
Local and access
Long distance
Equipment and other
62%
63%
26%
26%
6%
6%
5%
6%
2016
2017

+2.6%

Bell Wireline
Adjusted EBITDA
(in $ millions)
(% adjusted EBITDA margin)

$5,042
in 2016
41.7%
$5,186
in 2017
41.8%

+2.9%

TV[1]
+3.2%
Subscriber growth
in 2017

IPTV
107,712
Total net subscriber activations
in 2017

Fibre footprint
9.2 million
Homes and businesses
at the end of 2017

High-speed Internet[1] [2]
+9.0%
Subscriber growth
in 2017

High-speed Internet
87,860
Total net subscriber activations
in 2017

NAS lines[1]
+1.0%
Subscriber growth
in 2017

(1)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet, TV and NAS subscriber bases increased by 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively.
(2)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BELL WIRELINE RESULTS

REVENUES

	2017	2016	$ CHANGE	% CHANGE
Data	7,146	6,791	355	5.2%
Local and access	3,161	3,089	72	2.3%
Long distance	639	741	(102)	(13.8%)
Other services	213	182	31	17.0%
Total external service revenues	11,159	10,803	356	3.3%
Inter-segment service revenues	198	177	21	11.9%
Total operating service revenues	11,357	10,980	377	3.4%
Data	519	559	(40)	(7.2%)
Equipment and other	527	555	(28)	(5.0%)
Total external product revenues	1,046	1,114	(68)	(6.1%)
Inter-segment product revenues	12	10	2	20.0%
Total operating product revenues	1,058	1,124	(66)	(5.9%)
Total Bell Wireline revenues	12,415	12,104	311	2.6%

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5	MD&A	Bell Wireline

Bell Wireline operating revenues grew by 2.6% in 2017, compared to last year, driven by increases in data, local and access and other services revenue, offset in part by declines in long distance and product revenues.

Bell Wireline service revenues increased by 3.4% in 2017, compared to 2016, driven by the acquisitions of MTS and Q9, Internet and IPTV subscriber growth, coupled with higher household ARPU. This was offset in part by the ongoing erosion in our voice, satellite TV and legacy data services, together with greater customer acquisition, retention and bundle discounts to match aggressive offers from cable competitors. Regulatory pressures due to unfavourable CRTC rulings in 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision CRTC 2016-171 also unfavourably impacted service revenue growth.

  Data revenues increased by 5.2% in 2017, compared to 2016, due to the acquisition of MTS, Internet and IPTV subscriber growth, and higher ARPU driven by residential rate increases and larger data usage Internet rate plans, greater business solutions services driven by the acquisition of Q9 and IP-based services growth. This was moderated by the continued decline in our satellite TV subscriber base, ongoing legacy data erosion due in part to migrations to IP-based services and competitive pricing pressures within our business and wholesale markets, as well as greater acquisition, retention and bundle discounts on residential Internet and TV services due to aggressive offers from cable competitors. Unfavourable CRTC regulatory impacts relating to lower revised interim rates for aggregated wholesale high-speed Internet access services and Telecom Decision CRTC 2016-171 further pressed data revenues.
  Local and access revenues increased by 2.3% in 2017, compared to prior year, attributable to the acquisition of MTS and residential rate increases, partially offset by continued NAS line erosion from technological substitution to wireless and Internet-based services, large business customer conversions to IP-based data services, competitive pricing pressures and the negative impact from Telecom Decision CRTC 2016-171.
  Long distance revenues decreased by 13.8% in 2017, compared to last year, reflecting fewer minutes of use by residential and business customers as a result of NAS line erosion, technology substitution to wireless and OTT Internet-based services, continued rate pressures in our residential market from customer adoption of premium rate plans and reduced sales of international long distance minutes in our wholesale market, offset in part by the contribution from the acquisition of MTS
  Other services revenues increased by 17.0% in 2017, compared to 2016, primarily driven by the contribution from the acquisition of MTS

Bell Wireline product revenues declined by 5.9% in 2017, compared to prior year, driven by lower demand for equipment by large business customers, attributable to market softness and competitive pricing pressures, as well as lower sales of consumer electronics at The Source, partly offset by the favourable contribution from the MTS acquisition.

OPERATING COSTS AND ADJUSTED EBITDA

	2017	2016	$ CHANGE	% CHANGE
Operating costs	(7,229)	(7,062)	(167)	(2.4%)
Adjusted EBITDA	5,186	5,042	144	2.9%
Adjusted EBITDA margin	41.8%	41.7%		0.1	pts

Bell Wireline operating costs increased by 2.4% in 2017, compared to 2016, attributable to:

  The acquisitions of MTS and Q9
  Higher programming costs in our TV business due to the growth in our subscriber base and contractual rate increases
  Increased fleet expenses from higher fuel and refurbishment costs
  Greater marketing and sales expense in our residential market to support subscriber acquisitions

These factors were partially offset by:

  Lower labour costs attributable to workforce reductions and vendor contract savings, as well as fewer call volumes to our customer service centres
  Reduced cost of goods sold resulting from lower product sales
  Lower payments to other carriers driven by fewer sales of international long distance minutes
  Reduced bad debt expense

Bell Wireline adjusted EBITDA increased by 2.9% in 2017, compared to 2016, and the adjusted EBITDA margin increased to 41.8% in 2017 compared to the 41.7% achieved last year. The year-over-year growth in adjusted EBITDA was driven by:

  The contribution from the MTS and Q9 acquisitions
  Ongoing growth from our Internet and IPTV businesses in a highly competitive environment
  Effective cost management

These factors were partially offset by:

  The continued erosion of voice, satellite TV and legacy data revenues, reflecting ongoing competitive repricing and reduced customer spending in our business market
  Unfavourable CRTC regulatory rulings from 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision CRTC 2016-171

BELL WIRELINE OPERATING METRICS
DATA
High-speed Internet

	2017	2016	CHANGE	% CHANGE
High-speed Internet net activations	87,860	85,099	2,761	3.2%
High-speed Internet subscribers(1) (2)	3,790,141	3,476,562	313,579	9.0%

(1)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet subscriber base increased by 229,470.
(2)	Following a review of customer accounts by a wholesale reseller, we adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

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5	MD&A	Bell Wireline

High-speed Internet subscriber net activations increased by 3.2% in 2017, compared to 2016, driven by higher retail gross activations particularly in our FTTH footprint, ramp up in activations from Home Internet service by Virgin Mobile which launched in July 2016, richer promotional offers, a reduced number of retail customers coming off promotional offers and growth from our small business market. This was partly offset by increased residential churn driven by aggressive offers from cable competitors and competitive pressures in our wholesale market.

High-speed Internet subscribers at December 31, 2017 totaled 3,790,141, up 9.0% from the end of last year, including the subscribers acquired from MTS.

TV

	2017	2016	CHANGE	% CHANGE
Net subscriber (losses) activations	(20,716)	6,413	(27,129)	(423.0%)
IPTV	107,712	155,153	(47,441)	(30.6%)
Total subscribers(1)	2,832,300	2,744,909	87,391	3.2%
IPTV(1)	1,550,317	1,337,944	212,373	15.9%

(1)	As a result of the acquisition of MTS on March 17, 2017, our TV subscriber base increased by 108,107 (104,661 IPTV).

IPTV net subscriber activations decreased by 30.6% in 2017, compared to last year, driven by higher deactivations due to aggressive residential offers for service bundles from cable competitors, a greater number of retail customers coming off promotional offers, the impact of maturing Fibe TV markets, reduced footprint expansion in 2017, increased substitution of traditional TV services with OTT services, along with fewer customer migrations from satellite TV. This was mitigated in part by higher activations due to the launch of Fibe Alt TV on May 15, 2017, our application based live TV streaming service, and greater gross activations, particularly in our FTTH footprint.

Satellite TV net customer losses improved by 13.7% in 2017, compared to 2016, driven by lower residential deactivations attributable to a more mature subscriber base, a reduced number of customers coming off promotional offers and fewer migrations to IPTV, offset in part by aggressive residential promotional offers from cable competitors.

Total TV net subscriber activations (IPTV and satellite TV combined) declined by 27,129, compared to 2016, due to lower IPTV net activations, partly offset by fewer satellite TV net losses.

IPTV subscribers at December 31, 2017 totaled 1,550,317, up 15.9% from 1,337,944 subscribers reported at the end of 2016, including the subscribers acquired from MTS.

Satellite TV subscribers at December 31, 2017 totaled 1,281,983, down 8.9% from 1,406,965 subscribers at the end of last year, including the subscribers acquired from MTS.

Total TV subscribers (IPTV and satellite TV combined) at December 31, 2017 were 2,832,300, representing a 3.2% increase since the end of 2016, including the subscribers acquired from MTS.

LOCAL AND ACCESS

	2017	2016	CHANGE	% CHANGE
NAS LINES
Residential(1)	3,231,308	3,249,739	(18,431)	(0.6%)
Business(1)	3,089,175	3,007,993	81,182	2.7%
Total	6,320,483	6,257,732	62,751	1.0%
NAS NET LOSSES
Residential	(242,094)	(283,993)	41,899	14.8%
Business	(114,971)	(131,415)	16,444	12.5%
Total	(357,065)	(415,408)	58,343	14.0%

(1)	As a result of the acquisition of MTS on March 17, 2017, our NAS subscriber base increased by 419,816 (223,663 residential and 196,153 business) subscribers.

NAS net losses improved by 14.0% in 2017, compared to 2016, due to both lower residential and business net losses.

Residential NAS net losses improved by 14.8% in 2017, compared to last year, driven by greater acquisition of three-product households, increased pull-through from our IPTV service bundle offers, as well as lower customer deactivations, reflecting a reduced number of retail customers coming off of promotional offers. This was offset in part by aggressive competitive offers from cable TV providers, ongoing wireless and Internet-based technology substitution and the inclusion of Bell MTS net losses.

Business NAS net losses decreased by 12.5% in 2017, compared to prior year, as a result of fewer net losses in our small business market, together with lower competitive losses in our wholesale market. This was offset in part by higher net losses in our large business market, driven by greater customer wins in 2016, reduced demand for new access lines and increased migrations to IP-based services, mitigated in part by fewer competitive losses.

NAS subscribers at December 31, 2017 totaled 6,320,483, representing a 1.0% increase compared to the 6,257,732 subscribers reported at the end of 2016, including the subscribers acquired from MTS. This was a significant improvement over the 6.4% subscriber base decrease experienced in 2016.

BCE Inc. 2017 ANNUAL REPORT 67

5	MD&A	Bell Wireline

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

The financial performance of the overall Canadian wireline telecommunications market continues to be impacted by the ongoing declines in legacy voice service revenues resulting from technological substitution to wireless and OTT services, as well as by ongoing conversion to IP-based data services and networks by large business customers. Sustained competition from cable companies also continues to erode traditional telephone providers’ market share of residential local telephony. Canada’s four largest cable companies had approximately four million telephony subscribers at the end of 2017, representing a national residential market share of approximately 45%. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet services.

Although the residential Internet market is maturing, with over 88% penetration across Canada, subscriber growth is expected to continue over the next several years. At the end of 2017, the four largest cable companies had approximately 6.7 million Internet subscribers, representing 54% of the total Internet market based on publicly reported data(1), while incumbent local exchange carriers (ILECs) held the remaining 46% or 5.8 million subscribers. Bell continues to make market share gains due to the expansion of our fibre optic network and the pull-through of subscribers from our IP-based Fibe TV and Alt TV services.

While Canadians still watch traditional TV, digital platforms are playing an increasingly important role in the broadcasting industry. Popular online video services are providing Canadians with more choice about where, when and how to access their video content. In 2017, ILECs offering IPTV service grew their subscriber bases by 6% to reach 2.7 million customers, driven by expanded network coverage, enhanced service offerings, and marketing and promotions focused on IPTV. This growth came at the expense of cable TV and DTH satellite TV subscriber losses. At the end of the year, Canada’s four largest cable companies had approximately 5.8 million TV subscribers, or a 55% market share, consistent with 55% at the end of 2016.

In 2017, our primary cable TV competitors, Rogers and Vidéotron, announced agreements with global media and technology company Comcast to adopt Comcast’s XFINITY X1 video platform for future commercial deployment. Our IP-based Fibe TV platform continues to have numerous service leadership advantages over this cable platform, including: flexible pricing, plans and packaging available to all customers; picture clarity and quality; content depth and breadth, including 4K content, as well as more HD, video on demand, sports, multicultural and OTT content, such as 4K Netflix and YouTube; and the number of ways customers can access content, including wireless STBs, Restart TV, higher capacity PVR and the Fibe TV app.

Competitors
  Cable TV providers offering cable TV, Internet and cable telephony services, including:
    Rogers in Ontario, New Brunswick, Newfoundland and Labrador
    Vidéotron in Québec
    Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec
    Shaw in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario
    Shaw Direct, providing DTH satellite TV service nationwide
    Eastlink in every province except Saskatchewan, where it does not provide cable TV and Internet service
  TELUS provides residential voice, Internet and IPTV services in British Columbia, Alberta and Eastern Québec
  TELUS and Allstream Inc. provide wholesale products and business services across Canada
  Various others (such as TekSavvy Solutions, Distributel, VMedia, and Vonage Canada (a division of Vonage Holdings Corp.) (Vonage)) offer resale or VoIP-based local, long distance and Internet services
  OTT voice and video services such as Skype, Netflix, Amazon Prime Video and YouTube
  Digital media streaming devices such as Apple TV, Roku and Google Chromecast
  Other Canadian ILECs and cable TV operators
  Substitution to wireless services, including those offered by Bell
  Customized managed outsourcing solutions competitors, such as systems integrators CGI, EDS (a division of HP Enterprise Services) and IBM
  Wholesale competitors include cable operators, domestic CLECs, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers
  Competitors for home security range from local to national companies, such as ADT, Chubb Security, Stanley Security, Fluent and MONI Smart Security
Canadian market share

(1)	Internet services provided by resellers are included as wholesale Internet subscribers for cable companies and ILECs.

68 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Wireline

INDUSTRY TRENDS

INVESTMENT IN BROADBAND FIBRE DEPLOYMENT

The Canadian ILECs continue to make substantial investments in deploying broadband fibre within their territories, with a focus on direct FTTP access to maintain and enhance their ability to support enhanced IP-based services and higher broadband speeds. Cable TV companies continue to evolve their cable networks with the gradual roll-out of the DOCSIS 3.1 platform. Although this platform increases speeds in the near term and is cost-efficient, it does not offer the same advanced capabilities as FTTP over the longer term. FTTP delivers broadband speeds of up to 1 Gbps currently, with faster speeds expected in the future as equipment evolves to support these higher speeds. Going forward, ILECs are expected to maintain high levels of capital spending for the ongoing expansion of their broadband fibre networks, with an increasing emphasis on upgrading current FTTN networks to FTTP.

ALTERNATIVE TV AND OTT SERVICES

The growing popularity of watching TV and on-demand content anywhere, particularly on handheld devices, is expected to continue as customers adopt services that enable them to view content on multiple screens. Streaming media providers, such as Netflix and Amazon Prime Video, continue to enhance OTT streaming services in order to compete for share of viewership in response to evolving viewing habits and consumer demand. TV providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings. We view OTT as an opportunity to add increased capabilities to our linear and on-demand assets, provide customers with flexible options to choose the content they want and drive greater usage of Bell’s high-speed Internet and wireless networks. We continue to enhance our Fibe TV service with additional content and capabilities, including 4K Ultra HD content, the ability to watch recorded content on the go and access to Netflix and YouTube on STBs. Bell also launched Canada’s first widely available app-based live TV service called Fibe Alt TV to address the growing cord-cutting and cord-shaving markets with the ability to consume live and on-demand content on laptops, smartphones, tablets and Apple TV without the need for a traditional TV STB.

TECHNOLOGY SUBSTITUTION

Technology substitution, enabled by the broad deployment of higher speed Internet; the pervasive use of e-mail, messaging and social media as alternatives to voice services; and the growth of wireless and VoIP services, continues to drive legacy voice revenue declines for telecommunications companies. Wireless-only households were estimated to represent approximately 43% of households in Ontario, Québec and Atlantic Canada at the end of 2017, compared to approximately 38% at the end of 2016, while the disconnection of and reduction in spending for traditional TV (cord-cutting and cord-shaving) continues to rise. Although Bell is a key provider of these substitution services, the decline in this legacy business continues as anticipated.

ADOPTION OF IP-BASED SERVICES

The convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments for business customers. Telecommunications companies are providing professional and managed services, as well as other IT services and support, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for our business markets services, such as cloud services and data hosting, that can have a greater business impact than traditional telecommunications services.

BUSINESS OUTLOOK AND ASSUMPTIONS

2018 OUTLOOK

We expect positive revenue and adjusted EBITDA growth in 2018. This reflects a full year of Bell MTS financial contribution compared to approximately nine months in 2017; a stronger broadband Internet and TV subscriber trajectory supported by a fast-growing direct fibre service footprint, mass-market Fibe advertising launch in Toronto, scaling of Alt TV and new innovative features enabled by the new MediaFirst IPTV platform; annual residential price increases; improving year-over-year organic business markets performance; as well as cost reductions to counter competitive repricing pressures and the ongoing decline in voice revenues. With respect to the acquisition of AlarmForce, while helpful in advancing Bell’s expansion in the fast-growing Connected Home marketplace, it is too small financially to have any material impact on overall wireline financial results and growth rates in 2018.

TV subscriber growth within our wireline footprint is expected to be driven by continued strong customer adoption of Fibe TV as we increase penetration of existing IPTV-enabled neighbourhoods and drive ongoing innovation in IPTV services. We also intend to seek greater penetration within the multiple-dwelling units (MDU) market, capitalize on our extensive retail distribution network, and leverage our market leadership position in HD and 4K programming and on-demand streaming services to drive incremental subscriber growth and higher revenue per household. Although satellite TV net customer losses will continue in 2018, as a result of aggressive residential promotional offers from cable competitors, they are expected to moderate, due to fewer residential deactivations reflecting a more mature and geographically better suited subscriber base for satellite TV service and reduced customer migrations to IPTV.

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5	MD&A	Bell Wireline

Planned Internet subscriber base growth in 2018 is expected to be driven by a growing FTTP service footprint that enables faster Internet speeds and broadband innovation such as smart Whole Home Wi-Fi that ensures stronger signals, as well as by the pull-through of IPTV customer activations, including from Bell’s new app-based live TV streaming service Alt TV. This is expected to have an associated positive impact on household ARPU growth and residential customer churn.

In wireline business, although the economy is slowly rebounding, customers continue to look for opportunities to lower costs. As a result, telecom spending by large enterprise customers is expected to be variable and improve at a modest pace. This, combined with ongoing customer migration to IP-based systems and demand for cheaper bandwidth alternatives with faster speeds, will likely continue to negatively impact overall business markets results in 2018. We intend on seeking to minimize the overall revenue decline from legacy services by leveraging our market position to develop unique services and value enhancements, which further improve client experience by providing more features with improved flexibility to support client needs on demand. We intend to use marketing initiatives to slow NAS erosion, while investing in direct fibre expansion and new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications, and security services. We will continue to deliver network-centric managed and professional services solutions to large and mid-sized businesses that increase the value of connectivity services. Moreover, our acquisition of Q9 in October 2016 has strengthened our service offerings in data hosting, managed services and cloud computing solutions, allowing us to capture improved financial benefits, while enhancing our ability to achieve a higher pull-through of connectivity revenue.

We also expect to experience sustained competitive intensity in our mass and mid-sized business markets as cable operators and other telecom competitors maintain their focus on these customer segments. We also intend to introduce service offerings that help drive innovative solutions and value for our mass and mid-sized customers by leveraging Bell’s network assets, broadband fibre expansion and service capabilities to expand our relationships with them. We will maintain a focus on overall profitability by seeking to increase revenue per customer and customer retention, as well as through improving our processes to achieve further operating efficiencies and productivity gains.

Operating cost reduction will continue to be a key focus for our Bell Wireline segment, helping to offset costs related to the growth and retention of IPTV, Internet, IP broadband and hosted IP voice subscribers, the ongoing erosion of high-margin wireline voice and other legacy revenues, as well as competitive repricing pressures in our residential, business and wholesale markets. This, combined with further service-level improvements and operating synergies from the integration of Bell MTS, is expected to support our objective of maintaining our consolidated adjusted EBITDA margin relatively stable year over year.

We also plan to increase capital investment in broadband fibre expansion to more homes and commercial locations, upgrades to support our IPTV and residential Internet services, as well as new business solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications and security services. We intend to pursue pricing methods that will assist us in covering the capital costs of upgrading our networks, providing new services and expanding capacity to meet growing data consumption.

ASSUMPTIONS

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Ongoing deployment of direct fibre and growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

70 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Wireline

KEY GROWTH DRIVERS
  Expanding FTTP footprint
  Increasing IPTV penetration of households
  Higher market share of industry TV and Internet subscribers
  Greater penetration of multi-product households
  Improved residential customer retention
  Increased business customer spending on connectivity services and managed and professional services solutions, as well as greater new business formation as the economy strengthens and employment rates improve
  Expansion of our business customer relationships to drive higher revenue per customer
  Ongoing service innovation and product value enhancements
PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks which specifically affect the Bell Wireline segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity coupled with new product launches (e.g. IoT, connected home systems and devices, newer TV platforms, etc.) from incumbent operators, cable companies, non-traditional players and wholesalers

POTENTIAL IMPACT

  An increase in the intensity level of competitive activity could result in higher churn, increased acquisition and retention expenses, and increased use of promotional competitive offers to acquire and keep customers, all of which would put pressure on Bell Wireline’s adjusted EBITDA
REGULATORY ENVIRONMENT

RISK

  The CRTC mandates rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities

POTENTIAL IMPACT

  The mandating of rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed could improve the business position of our competitors and change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas
CHANGING CUSTOMER BEHAVIOUR

RISK

  The traditional TV viewing model (i.e. the subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as developing cord-cutting and cord-shaving trends
  Changing customer habits further contribute to the erosion of NAS lines

POTENTIAL IMPACT

  Our market penetration and number of TV subscribers could decline as a result of broadcasting distribution undertaking (BDU) offerings and an increasing number of domestic and global unregulated OTT providers. The proliferation of IP-based products, including OTT content offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending
  The ongoing loss of NAS lines from technological substitution to wireless and Internet-based services and large business customer conversions to IP-based data services challenge our traditional voice revenues and compel us to develop other service offerings

BCE Inc. 2017 ANNUAL REPORT 71

5	MD&A	Bell Media

5.3 Bell Media

Bell Media maintained industry leadership in TV and radio even as overall financial performance in 2017 was impacted by general softness in the TV advertising market, viewership decline for traditional linear TV, an ongoing shift in customer spending to online services, as well as escalating programming and content costs.

KEY ELEMENTS OF RELEVANT STRATEGIC IMPERATIVES

Expand
media leadership

2017 PROGRESS

  Maintained CTV’s #1 ranking as the most-watched television network in Canada for the 16th year in a row, and continued to lead with a majority of the top 20 programs nationally in all key demographics
  Entered into an agreement with Corus to acquire French-language specialty channels Séries+ and Historia, further enhancing our competitiveness in the Québec media landscape. Séries+ is a fiction channel, offering locally produced dramas as well as foreign series. Historia broadcasts a suite of locally produced original content including documentaries, reality series and drama series. The transaction is subject to approval by the CRTC and the Competition Bureau.
  Grew CraveTV viewership to approximately 1.3 million subscribers at the end of 2017
  Signed an agreement to acquire four FM radio stations in Ontario from Larche. Pending completion of the transaction, which already received CRTC approval, the addition of these stations to Bell Media’s existing 105 iHeartRadio Canada properties will broaden the network’s industry-leading reach across the country
  TMN, HBO Canada and TMN Encore launched an offline viewing feature on the TMN GO video-streaming platform, allowing subscribers to download movies and series on their iOS and Android tablets and smartphones for playback without an Internet connection
  Launched an enhanced iHeartRadio Canada app featuring more than 1,000 live radio stations of every genre from across North America, with availability on additional platforms including Apple Watch, Apple CarPlay, Android Wear, Android Auto and Sonos
  Concluded a comprehensive multi-year regional broadcast rights agreement with the Montreal Canadiens making TSN the official English-language regional broadcaster of the team beginning with the 2017-18 season. The agreement sees TSN air a slate of games in the Montreal Canadiens’ designated broadcast region, which spans Eastern and Northern Ontario, Québec, and Atlantic Canada. RDS continues to be the French-language home for regional Montreal Canadiens games
  Concluded a multi-year rights agreement extension with the NFL that makes Bell Media the exclusive TV broadcast partner of the NFL in Canada. The partnership also features expanded digital opportunities which include syndication rights for NFL highlights in Canada, as well as expanded footage and programming rights to further bolster Bell Media’s non-game NFL-focused content.
  Reached a multi-year media rights extension with NASCAR, with TSN and RDS retaining exclusive Canadian media rights to all Monster Energy NASCAR Cup Series and NASCAR Xfinity Series races across all platforms. The multi-platform agreement features expanded digital rights, with TSN and RDS delivering comprehensive coverage of these NASCAR series across the networks’ digital and social media platforms.
  Announced a strategic partnership with Wow to produce kids and youth entertainment
  Astral, in partnership with Toronto Pearson International Airport, introduced two new large-format digital superboards in close proximity to the country’s largest airport. The new structures provide information about the airport while offering an advertising opportunity reaching millions of commuters and passengers annually. The four faces of the new advertising structures deliver a daily circulation of close to 800,000.
  Astral launched a new and unique programmatic solution for large format digital inventory using an exclusive self-serve platform, enabling clients to use audience targeting previously only available online

2018 FOCUS

  Maintain strong audience levels and ratings across all TV and radio properties
  Reinforce industry leadership in conventional TV, pay TV, sports media and radio
    In January 2018, we concluded a long-term agreement with Lionsgate to bring premium U.S. pay TV platform Starz to Canada and distribute the first pay window of Lionsgate’s future theatrical releases in the territory. Starz and Bell Media will also rebrand pay TV channel TMN Encore in early 2019.
  Grow viewership and scale of CraveTV on-demand TV streaming service
    In January 2018, we announced that CraveTV’s HBO offering would expand throughout 2018 with the addition of Game of Thrones, Girls, The Leftovers, Silicon Valley, Vice Principals, Ballers, Insecure and The Young Pope

72 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Media

  Develop in-house production and content creation for distribution and use across all screens and platforms
  Expand live and on-demand content through TV Everywhere services
  Build on our OOH leadership position in Canada
  Grow French media properties
  Leverage cross-platform and integrated sales and sponsorship
  Grow revenues through unique partnerships and strategic content investments
    In January 2018, we partnered with Bloomberg Media to create BNN Bloomberg, Canada’s leading multi-platform business news brand.
    Expected to launch in Spring 2018, BNN Bloomberg will provide audiences and advertisers with an unparalleled suite of products across digital, television and radio, targeting Canada’s business decision makers
  In February 2018, we launched Snackable TV, a mobile-first, short-form video app delivering premium and shareable entertainment targeted at viewers looking to consume snack-size pieces of content, featuring exclusive content from HBO, Comedy Central, Etalk and more

Achieve a competitive
cost structure

2018 FOCUS

  Optimize operating cost structure to align with revenue results
FINANCIAL PERFORMANCE ANALYSIS

2017 PERFORMANCE HIGHLIGHTS

Bell Media
Revenues
(in $ millions)

$3,081
$3,104
+0.7%
2016
2017

Bell Media
Adjusted EBITDA
(in $ millions)

$743
$716
(3.6%)
2016
2017

CTV is the most-watched Canadian TV network

9 of top 20 programs

Nationally among total viewers
2016-2017 broadcast year

Bell Media
Revenue mix
(product)

4%
31%
2016
65%
Advertising
Subscriber
Other

3%
33%
2017
64%
Advertising
Subscriber
Other

Bell Media
Revenue mix
(line of business)

6%
15%
2016
79%
TV
Radio
OOH

8%
14%
2017
78%
TV
Radio
OOH

BELL MEDIA RESULTS

REVENUES

	2017	2016	$ CHANGE	% CHANGE
Total external revenues	2,676	2,685	(9)	(0.3%)
Inter-segment revenues	428	396	32	8.1%
Total Bell Media revenues	3,104	3,081	23	0.7%

BCE Inc. 2017 ANNUAL REPORT 73

5	MD&A	Bell Media

Bell Media operating revenues increased by 0.7% in 2017, compared to 2016, driven by higher subscriber revenues, offset in part by lower advertising revenues.

Subscriber revenues grew in 2017, compared to last year, mainly due to the growth in our subscriber base from our TV Everywhere GO Products and CraveTV, rate increases on contract renewals with TV distributors and the benefit from the expansion of TMN into a national pay TV service in March 2016.

Advertising revenues decreased in 2017, compared to 2016, reflecting continued market softness and declines in audience levels, which unfavourably impacted advertising revenues across both conventional and specialty TV and radio media platforms. The CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl also contributed to the year-over-year decline in advertising revenues. These pressures were moderated by growth in OOH advertising revenues as a result of the contribution from newly awarded contracts and the Cieslok Media acquisition in January 2017, as well as by higher year-over-year revenues from digital properties.

OPERATING COSTS AND ADJUSTED EBITDA

	2017	2016	$ CHANGE	% CHANGE
Operating costs	(2,388)	(2,338)	(50)	(2.1%)
Adjusted EBITDA	716	743	(27)	(3.6%)
Adjusted EBITDA margin	23.1%	24.1%		(1.0	) pts

Bell Media operating costs increased by 2.1% in 2017, compared to last year, mainly due to higher programming and content costs primarily related to the ongoing ramp up of content for CraveTV and pay TV services, deal renewals for specialty TV programming, content costs associated with TMN national expansion, escalating sports rights costs, greater expenses resulting from the Cieslok Media acquisition and the execution of newly awarded contracts in OOH. This was partially mitigated by reduced labour costs driven mainly by workforce reductions.

Bell Media adjusted EBITDA decreased by 3.6% in 2017, compared to the previous year, due to escalating programming and content costs and flow-through of the advertising revenue decline which included the unfavourable impact of the CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl. This was moderated by continued growth in subscriber revenues and lower labour costs.

BELL MEDIA OPERATING METRICS

  CTV maintained its #1 ranking as the most-watched network in Canada for the 16th year in a row, and continued to lead with a majority of the top 20 programs nationally in all key demographics
  Bell Media’s English specialty and pay TV properties reached 82% of all Canadian English specialty and pay TV viewers on an average weekly basis in 2017. Four of the top 10 Canadian English commercial specialty channels among viewers aged 25 to 54 are Bell Media properties (TSN, Space, Discovery and CP24).
  In Québec, Bell Media maintained its leadership position in the French specialty and pay TV market, reaching 72% of French-language TV viewers in the average week. Half of the Top 10 French specialty and pay channels among the key viewers aged 25 to 54 were Bell Media properties (RDS, Super Écran, Canal D, Canal Vie and Z).
  Bell Media continued to rank first in digital media among Canadian broadcast and video network competitors, and sixth among online properties in the country, with 18.9 million unique visitors per month, reaching 60% of the digital audience
  Bell Media remained Canada’s top radio broadcaster, reaching 17.4 million listeners who spent 73.6 million hours tuned in each week during 2017
  Astral is one of Canada’s leading OOH advertising companies with an offering of five innovative product lines and more than 31,000 at the end of 2017 advertising faces strategically located in the British Columbia, Alberta, Manitoba, Ontario, Québec and Nova Scotia markets
COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

Competition in the Canadian media industry has changed in recent years as traditional media assets are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants to become media players in their own right. Some players have become more vertically integrated across both traditional and emerging platforms to better enable the acquisition and monetization of premium content. Global aggregators have also emerged and are competing for both content and viewers.

Bell Media competes in the TV, radio and OOH advertising markets:

  TV: The TV market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers
  Radio: Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations
  OOH: The Canadian OOH advertising industry is fragmented, consisting of a few large companies as well as numerous smaller and local companies operating in a few local markets

Consumers continue to shift their media consumption towards digital and online media, mobile devices and on-demand content, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to direct more of their spending to digital and online rather than traditional media. In addition, the number of competitors has increased as more digital and online media companies, including large global companies, enter the market.

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5	MD&A	Bell Media

Competitors

TV

  Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Corus, Rogers, Québecor, Canadian Broadcasting Corporation (CBC)/ Société Radio-Canada (SRC) and Groupe V
  U.S. conventional TV stations and specialty channels
  OTT streaming providers such as Netflix, Amazon Prime Video and DAZN
  Video-sharing websites such as YouTube

RADIO

  Large radio operators, such as Rogers, Corus, Cogeco and Newcap Inc. (Newcap) that also own and operate radio station clusters in various local markets
  Radio stations in specific local markets
  Satellite radio provider SiriusXM
  Music streaming services such as Spotify, Apple Music and Google Play Music
  Music downloading services such as Apple’s iTunes Store
  Other media such as newspapers, local weeklies, TV, magazines, outdoor advertising and the Internet

OOH ADVERTISING

  Large outdoor advertisers, such as Jim Pattison Broadcast Group, Outfront Media, Québecor, Dynamic and Clear Channel Outdoor
  Numerous smaller and local companies operating a limited number of display faces in a few local markets
  Other media such as TV, radio, print media and the Internet

Canadian market share

INDUSTRY TRENDS

TECHNOLOGY AND CONSUMER HABITS TRANSFORMING THE WAY TV IS DELIVERED

Technology used in the media industry continues to evolve rapidly, which has led to alternative methods for the distribution, storage and consumption of content. These technological developments have driven and reinforced changes in consumer behaviour as consumers seek more control over when, where and how they consume content. Consumers now have the ability to watch content from a variety of media services on the screen of their choice, including TVs, computers, and mobile devices. The number of Canadian users who are connected to the Internet through their TVs is growing as connection becomes easier and more affordable. Changes in technology and consumer behaviour have resulted in a number of challenges for content aggregators and distributors. Ubiquitous access to content enabled by connected devices introduces risk to traditional distribution platforms by enabling content owners to provide content directly to distributors and consumers, thus bypassing traditional content aggregators.

GROWTH OF ALTERNATIVES TO TRADITIONAL LINEAR TV

Consumers have improved access to online entertainment and information alternatives that did not previously exist. While traditional linear TV was the only way to access entertainment programming in the past, the increase in alternative entertainment options has led to a fragmentation in consumption habits. Traditional linear TV still remains the most common form of video consumption and people are increasingly consuming content on their own terms. In particular, today’s viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more TV on mobile devices, and catching up on past programming on-demand. In addition, a growing number of consumers are spending considerable time viewing online alternatives to traditional TV. This is evident in the growing number and popularity of OTT video services like Netflix and Amazon Prime Video. To date, these OTT services have largely complemented existing TV services, with the majority of subscribers adding an OTT service subscription to complement their traditional linear package. In recognition of changing consumer behaviour, media companies are evolving their content and launching their own solutions to better compete with these non-traditional offerings through services such as Bell Media’s CraveTV on-demand TV streaming service and authenticated TV Everywhere services such as CTV GO, TSN GO, RDS GO, Discovery GO and TMN GO.

BCE Inc. 2017 ANNUAL REPORT 75

5	MD&A	Bell Media

ESCALATING CONTENT COSTS AND SHIFTS IN ADVERTISING

Viewership and usage trends suggest that online and mobile Internet video consumption is increasing rapidly. Changing content consumption patterns and growth of alternative content providers could exert downward pressure on advertising revenues for traditional media broadcasters. However, premier content, live sports and special events should continue to draw audiences and advertisers, which is expected to result in pricing pressure on future broadcasting rights. Additionally, while access to premium content has become increasingly important to media companies in attracting viewers and advertisers, there is now increased competition for these rights from global competitors, including Netflix, Amazon, and DAZN. This has resulted in higher TV program rights costs, which is a trend that is expected to continue into the future.

ALTERNATIVE DELIVERY OF LIVE SPORTS CONTENT

Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Ownership of content and/or long-term agreements with content owners has, therefore, also become increasingly important to media companies. Leagues, teams, and networks are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

BUSINESS OUTLOOK AND ASSUMPTIONS

2018 OUTLOOK

Revenue performance is expected to reflect Bell Media’s broadcast of the 2018 FIFA World Cup, further growth in CraveTV, higher outdoor advertising revenue at Astral and the financial contribution from the pending acquisition of radio stations from Larche. However, the effects of shifting media consumption towards OTT and digital platforms, further TV cord-shaving and cord-cutting, as well as the financial impact of higher content costs for sports broadcast rights and premium programming content will continue to weigh on adjusted EBITDA in 2018. We also intend to continue controlling costs by leveraging assets, achieving productivity gains and pursuing operational efficiencies across all of our media properties, while continuing to invest in premium content across all screens and platforms.

While the advertising market is expected to remain soft in 2018, we anticipate that the strength of our programming including the 2018 FIFA World Cup, and continued strong outdoor advertising growth, will offset some advertising pressure resulting from increased competition and declining audiences. Subscriber fee revenues are projected to remain stable, as growth in CraveTV and TV Everywhere is expected to offset subscriber erosion.

In conventional TV, we intend to leverage the strength of our market position combined with enhanced audience targeting to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including: successfully acquiring highly rated programming and differentiated content; building and maintaining strategic supply arrangements for content across all screens and platforms, producing and commissioning high-quality Canadian content, including market-leading news; and bringing our data-enhanced TV planning tool to market.

Our sports specialty TV offerings are expected to continue to deliver premium content and exceptional viewing experiences to our viewers. Expanded NFL and NHL offerings, combined with the integration of our digital platforms, are integral parts of our strategy to enhance viewership and engagement. Contractual price increases for strategic sports properties are the principal factors driving continued increases in sports rights costs. We will also continue to focus on creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production. As part of our objective to drive revenue growth, we intend to capitalize on our competitive position in key specialty services to improve both channel strength and channel selection.

In pay TV, we will continue to leverage our investments in premium content (including HBO and SHOWTIME) in order to attract subscribers.

In our French-language pay and specialty services, we will continue to optimize our programming to increase our appeal to audiences, including the pending acquisition of French-language specialty channels Séries+ and Historia, which are subject to closing conditions, including approval by the CRTC and the Competition Bureau.

In radio, we intend to leverage the strength of our market position and pending radio station acquisitions from Larche to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. We also plan to leverage our recently enhanced iHeartRadio digital service in Canada that provides access to more than 1,000 live radio stations and some of the most popular podcasts. Additionally, in conjunction with our local TV properties, we will continue to pursue opportunities that leverage our promotional capabilities, provide an expanded platform for content sharing, and offer synergistic co-location and efficiencies.

In our OOH operations, we plan to leverage the strength of our products to provide advertisers with premium opportunities in key Canadian markets. We will also continue to seek new opportunities in digital markets, including converting our premium outdoor structures to digital.

76 BCE Inc. 2017 ANNUAL REPORT

5	MD&A	Bell Media

ASSUMPTIONS

  Revenue performance is expected to reflect an improving TV advertising sales trajectory supported by our broadcast of the 2018 FIFA World Cup, further CraveTV subscriber growth and continued growth in outdoor advertising
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business
KEY GROWTH DRIVERS
  Leveraging data to better inform media planning, insights, and execution, leading to an enhanced advertiser experience
  Investing in the best content
  Converting premium OOH structures to digital
  Establishing unique partnerships and strategic content investments
PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Media segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION AND REGULATORY CHANGES

RISK

  The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video on demand, personal video platforms and video services over mobile devices and the Internet, in combination with regulations that require all BDUs to make TV services available à la carte
  Acceleration among non-traditional global players developing more aggressive product and sales strategies in creating and distributing video

POTENTIAL IMPACT

  Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams
ADVERTISING AND SUBSCRIPTION REVENUE UNCERTAINTY

RISK

  Advertising is heavily dependent on economic conditions and viewership, as well as on our ability to grow alternative advertising media such as digital and OOH platforms, in the context of a changing and fragmented advertising market. Conventional media is under increasing competitive pressure for advertising spend from non-traditional/ global technology companies
  Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned. Agreements with several of these BDUs are expiring in 2018

POTENTIAL IMPACT

  Economic uncertainty could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue
  If we are not successful in renegotiating expiring BDU agreements on favourable terms, it could result in the loss of subscription revenue
RISING CONTENT COSTS AND ABILITY TO SECURE KEY CONTENT

RISK

  Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and the ability to secure key content to drive revenues and subscriber growth

POTENTIAL IMPACT

  Rising programming costs could require us to incur unplanned expenses which could result in negative pressure on adjusted EBITDA
  Our inability to acquire popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

BCE Inc. 2017 ANNUAL REPORT 77

6	MD&A	Financial and capital management

6 Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1 Net debt

	DECEMBER 31, 2017	DECEMBER 31, 2016	$ CHANGE	% CHANGE
Debt due within one year	5,178	4,887	291	6.0%
Long-term debt	18,215	16,572	1,643	9.9%
Preferred shares(1)	2,002	2,002	–	–
Cash and cash equivalents	(625)	(853)	228	26.7%
Net debt	24,770	22,608	2,162	9.6%

(1)	50% of outstanding preferred shares of $4,004 million in 2017 and 2016 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,934 million in total debt, comprised of debt due within one year and long-term debt, was due to:

  the issuance of Series M-40 MTN, M-44 MTN, M-45 MTN and M-46 MTN debentures at Bell Canada with total principal amounts of $700 million, $1 billion, $500 million and $800 million, respectively an increase in our debt of $972 million due to the acquisition of MTS an increase in our notes payable (net of repayments) of $333 million

Partly offset by:

  the repayment of borrowings under our unsecured committed term credit facility of $480 million the early redemption of Series M-22 MTN, M-35 and M-36 debentures in the principal amounts of $1 billion, $350 million and $300 million, respectively a net decrease of $241 million in our finance lease obligations and other debt

The decrease in cash and cash equivalents of $228 million was due mainly to:

  $2,639 million of dividends paid on BCE common and preferred shares
  $4,034 million of capital expenditures
  $1,649 million paid for business acquisitions mainly related to the acquisitions of MTS and Cieslok Media
  $224 million for the purchase on the open market of shares for the settlement of share-based payments

Partly offset by:

  $7,358 of cash from operating activities
  $691 million of debt issuances (net of repayments)
  $323 million from the divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS.
6.2 Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2017	870,706,332
Shares issued for the acquisition of MTS	27,642,714
Shares issued under employee stock option plan	2,555,863
Shares issued under employee savings plan (ESP)	91,731
Outstanding, December 31, 2017	900,996,640

Subsequent to year end, on February 8, 2018, BCE announced its plan to repurchase and cancel up to 3.5 million common shares, subject to a maximum aggregate purchase price of $175 million over the twelvemonth period starting February 13, 2018 and ending no later than February 12, 2019 through a NCIB.

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2017	10,242,162	52
Granted	3,043,448	59
Exercised(1)	(2,555,863)	45
Forfeited	(239,498)	58
Outstanding, December 31, 2017	10,490,249	55
Exercisable, December 31, 2017	2,013,983	45

(1)	The weighted average share price for options exercised in 2017 was $60.

At March 8, 2018, 899,000,579 common shares and 14,092,467 stock options were outstanding.

78 BCE Inc. 2017 ANNUAL REPORT

6	MD&A	Financial and capital management

6.3 Cash flows

	2017	2016	$ CHANGE	% CHANGE
Cash flows from operating activities	7,358	6,643	715	10.8%
Capital expenditures	(4,034)	(3,771)	(263)	(7.0%)
Cash dividends paid on preferred shares	(127)	(126)	(1)	(0.8%)
Cash dividends paid by subsidiaries to non-controlling interest	(34)	(46)	12	26.1%
Acquisition and other costs paid	155	126	29	23.0%
Voluntary DB pension plan contribution	100	400	(300)	(75.0%)
Free cash flow	3,418	3,226	192	6.0%
Business acquisitions	(1,649)	(404)	(1,245)	n.m.
Acquisition and other costs paid	(155)	(126)	(29)	(23.0%)
Voluntary DB pension plan contribution	(100)	(400)	300	75.0%
Decrease in investments	6	107	(101)	(94.4%)
Loan to related party	–	(517)	517	100.0%
Disposition of intangibles and other assets	323	–	323	n.m.
Other investing activities	(83)	1	(84)	n.m.
Net issuance of debt instruments	691	719	(28)	(3.9%)
Issue of common shares	117	99	18	18.2%
Repurchase of shares for settlement of share-based payments	(224)	(106)	(118)	n.m.
Cash dividends paid on common shares	(2,512)	(2,305)	(207)	(9.0%)
Other financing activities	(60)	(54)	(6)	(11.1%)
Net (decrease) increase in cash and cash equivalents	(228)	240	(468)	n.m.

n.m.:	not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 2017, BCE’s cash flows from operating activities, which included the contributions from the MTS acquisition, increased $715 million, compared to 2016, due mainly to higher adjusted EBITDA, a lower voluntary DB pension plan contribution made in 2017, improved working capital and lower severance and other costs paid, partly offset by higher income taxes paid and higher interest payments.

Free cash flow increased $192 million in 2017, compared to 2016, due to higher cash flows from operating activities excluding voluntary DB pension plan contributions, partly offset by higher capital expenditures.

CAPITAL EXPENDITURES

	2017	2016	$ CHANGE	% CHANGE
Bell Wireless	731	733	2	0.3%
Capital intensity ratio	9.3%	10.2%		0.9	pts
Bell Wireline	3,174	2,936	(238)	(8.1%)
Capital intensity ratio	25.6%	24.3%		(1.3	) pts
Bell Media	129	102	(27)	(26.5%)
Capital intensity ratio	4.2%	3.3%		(0.9	) pts
BCE	4,034	3,771	(263)	(7.0%)
Capital intensity ratio	17.8%	17.4%		(0.4	) pts

BCE capital expenditures totaled $4,034 million in 2017, representing a 7% or $263 million increase over last year. Capital expenditures as a percentage of revenue (capital intensity ratio) increased to 17.8% in 2017, compared to 17.4% in 2016. The growth in capital spending was driven by increases in our Bell Wireline and Bell Media segments, while spending in our Bell Wireless segment remained relatively stable year over year. The growth in capital expenditures also included the impact from the acquisition and integration of Bell MTS. The higher year-over-year capital spending reflected:

  Greater spending in our wireline segment of $238 million in 2017 driven by the ongoing deployment of broadband fibre directly to more homes and businesses, including the rollout of Gigabit Fibe infrastructure in the city of Toronto and other urban areas along with the commencement of the FTTP build-out in the city of Montréal that was announced on March 27, 2017. The increase over last year also included the impact of the MTS acquisition and integration.

BCE Inc. 2017 ANNUAL REPORT 79

6	MD&A	Financial and capital management

  Higher capital spending at Bell Media of $27 million in 2017, mainly due to the Cieslok Media acquisition, the execution of contract wins in Astral and upgrades to Bell Media broadcast studios and TV production equipment
  Relatively stable spending at Bell Wireless, which declined $2 million year over year, primarily due to the slower pace of spending compared to 2016, offset in part by the acquisition and integration of MTS. Our capital investments in Wireless included the continued deployment of the LTE-A mobile network and the substantial completion of our 4G LTE network which reached 87% and 99% of the Canadian population, respectively, at December 31, 2017. Additionally, spending was focused on delivering faster speeds through carrier aggregation, the deployment of small-cell technology to optimize mobile coverage, signal quality and data back-haul, as well as the enhancement of customer experience and the expansion of wireless network capacity to support the growth in subscribers and data consumption.
VOLUNTARY DB PENSION PLAN CONTRIBUTION

In 2017, we made a voluntary contribution of $100 million, compared to a voluntary contribution of $400 million in 2016, to fund our post-employment benefit obligation. The voluntary contributions were funded from cash on hand at the end of 2017 and 2016 and will reduce the amount of BCE’s future pension funding obligations.

BUSINESS ACQUISITIONS

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, of which $1,339 million was paid in cash and the remaining $1,594 million through the issuance of approximately 27.6 million BCE common shares.

On January 3, 2017, BCE acquired all of the issued and outstanding common shares of Cieslok Media, for a total cash consideration of $161 million.

On October 3, 2016, BCE acquired the remaining 64.6% of the issued and outstanding shares of Q9 that it did not already own for a total cash consideration of approximately $158 million, net of cash on hand.

In Q1 2016, BCE completed a transaction with Corus under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total consideration of $218 million, of which $21 million was paid in 2015.

Subsequent to year end, on January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

Subsequent to the acquisition of AlarmForce, on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta, and Saskatchewan to TELUS for total proceeds of approximately $67 million subject to customary closing adjustments.

DECREASE IN INVESTMENTS

Decrease in investments of $107 million in 2016 included proceeds received from one of our equity investments from the sale of a portion of its operations.

LOAN TO A RELATED PARTY

In 2016, prior to closing the acquisition of Q9, Bell Canada provided a loan of $517 million to Q9 for the repayment of its debt.

DISPOSITION OF INTANGIBLE AND OTHER ASSETS

During Q2 2017, BCE completed the previously announced divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS for total proceeds of $323 million.

DEBT INSTRUMENTS

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of notes payable under commercial paper programs, loans securitized by trade receivables and bank facilities. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2017, all of our debt was denominated in Canadian dollars with the exception of our commercial paper which is denominated in U.S. dollars, all of which has been hedged for foreign currency fluctuations through forward currency contracts.

2017

We issued $691 million of debt, net of repayments. This included the issuances of Series M-40 MTN, M-44 MTN, M-45 MTN and M-46 MTN debentures at Bell Canada with total principal amounts of $700 million, $1 billion, $500 million and $800 million, respectively and the issuance (net of repayments) of $333 million of notes payable. These issuances were partly offset by the early redemption of Series M-22 MTN, M-35 and M-36 debentures in the principal amounts of $1 billion, $350 million and $300 million, respectively, payments of finance leases and other debt of $512 million and the repayment of borrowings under our unsecured committed term credit facility of $480 million.

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6	MD&A	Financial and capital management

2016

We issued $719 million of debt, net of repayments. This included the issuance of Series M-41 MTN, M-42 MTN and M-43 MTN debentures at Bell Canada with principal amounts of $750 million, $850 million and $650 million, respectively, and the issuance (net of repayments) of $991 million of notes payable. These issuances were partly offset by the early debt redemption of Series M-18 MTN, M-19 MTN, M-23 MTN and M-32 debentures, with principal amounts of $700 million, $200 million, $500 million and $500 million, respectively, the repayment of Series M-38 debentures of $150 million and payments of finance leases and other debt of $472 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In 2017, cash dividends paid on common shares of $2,512 million increased by $207 million compared to 2016, due to a higher dividend paid in 2017 of $2.835 per common share compared to $2.6975 per common share in 2016 and a higher number of outstanding common shares principally as a result of shares issued for the acquisition of MTS.

6.4 Post-employment benefit plans

For the year ended December 31, 2017, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $338 million. This was due to a lower actual discount rate of 3.6% at December 31, 2017, compared to 4.0% at December 31, 2016. The loss was partly offset by a higher-than-expected return on plan assets.

For the year ended December 31, 2016, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $262 million. This was due to a lower actual discount rate of 4.0% at December 31, 2016, compared to 4.2% at December 31, 2015. The loss was partly offset by a higher-than-expected return on plan assets.

6.5 Financial risk management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk, equity price risk and longevity risk. These risks are further described in Note 2, Significant accounting policies, Note 8, Other (expense) income, Note 22, Post-employment benefit plans and Note 24, Financial and capital management in BCE’s 2017 consolidated financial statements.

The following table outlines our financial risks, how we manage these risks and their financial statement classification.

FINANCIAL RISK	DESCRIPTION OF RISK	MANAGEMENT OF RISK AND FINANCIAL STATEMENT CLASSIFICATION
Credit risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations.

  Large and diverse customer base

  Deal with institutions with investment-grade credit ratings

  Regularly monitor our credit risk and exposure

  Our trade receivables and allowance for doubtful accounts balances at December 31, 2017 were $3,138 million and $55 million, respectively

Liquidity risk	We are exposed to liquidity risk for financial liabilities.

  Sufficient cash from operating activities, possible capital markets financing and committed bank facilities to fund our operations and fulfill our obligations as they become due

  Refer to section 6.7, Liquidity – Contractual obligations, for a maturity analysis of our recognized financial liabilities

Foreign currency risk

We are exposed to foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $2 million recognized in net earnings at December 31, 2017 and a gain (loss) of $133 million recognized in OCI at December 31, 2017, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

  Foreign currency forward contracts on our anticipated transactions and commercial paper maturing in 2018 to 2021 of $4.0 billion in U.S. dollars ($5.1 billion in Canadian dollars) at December 31, 2017, to manage foreign currency risk related to anticipated transactions and foreign currency debt

    For cash flow hedges, changes in the fair value are recognized in OCI, except for any ineffective portion, which is recognized immediately in earnings in Other (expense) income. Realized gains and losses in Accumulated OCI are reclassified to the income statements or as an adjustment to the cost basis of the hedged item in the same periods as the corresponding hedged transactions are recognized.

    For economic hedges, changes in the fair value are recognized in Other (expense) income

  In 2017, we settled a cross currency basis swap with a notional amount of $357 million in U.S. dollars ($480 million in Canadian dollars) used to hedge borrowings under a credit facility

    For cross currency basis swaps, changes in the fair value of these derivatives and the related credit facility were recognized in Other (expense) income in the income statements and offset, unless a portion of the hedging relationship was ineffective

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6	MD&A	Financial and capital management

FINANCIAL RISK	DESCRIPTION OF RISK	MANAGEMENT OF RISK AND FINANCIAL STATEMENT CLASSIFICATION
Interest rate risk

We are exposed to risk on the interest rates of our debt, our post-employment benefit plans and on dividend rate resets on our preferred shares.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $29 million in net earnings at December 31, 2017.

Refer to the following Fair value section for details on our derivative financial instruments.

  We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares.

  There were no interest rate swaps and locks outstanding as of December 31, 2017

  For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach which reduces the exposure of the DB pension plans to a mismatch between investment growth and obligation growth

Equity price risk

We are exposed to risk on our cash flow related to share-based payment plans.

A 5% increase (decrease) in the market price of BCE’s common shares at December 31, 2017 would result in a gain (loss) of $38 million recognized in net earnings for 2017, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

  Equity forward contracts with a fair value of $45 million at December 31, 2017 on BCE’s common shares to economically hedge the cash flow exposure related to share-based payment plans

    Changes in the fair value are recorded in the income statements in Operating costs for derivatives used to hedge a cash-settled share-based payment plan and Other (expense) income for derivatives used to hedge equity-settled share-based payment plans

Longevity risk	We are exposed to life expectancy risk on our post-employment benefit plans.

  The Bell Canada pension plan has an investment arrangement to hedge part of its exposure to potential increases in longevity which covers approximately $5 billion of post-employment benefit obligations

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable and loans secured by trade receivables approximate fair value as they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			DECEMBER 31, 2017		DECEMBER 31, 2016
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	111	110	166	169
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	124	128	136	145
Debt securities, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	19,321	21,298	17,879	20,093

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The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE AT DECEMBER 31
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY) AT DECEMBER 31	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
2017
Available-for-sale (AFS) publicly-traded and privately-held investments(3)	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(48)	–	(48)	–
MLSE financial liability(4)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	60	–	106	(46)

2016
AFS publicly-traded and privately-held investments(3)	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	166	–	166	–
MLSE financial liability(4)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	35	–	88	(53)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Unrealized gains and losses on AFS financial assets are recorded in OCI and are reclassified to Other (expense) income in the income statements when realized or when an impairment is determined.
(4)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements. The option is exercisable in 2017 and thereafter.

6.6 Credit ratings

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depends on the quality of our credit ratings at the time capital is raised. Investment-grade credit ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

The following table provides BCE’s and Bell Canada’s credit ratings, which are considered investment grade, as at March 8, 2018 from DBRS, Moody’s and S&P.

KEY CREDIT RATINGS

BELL CANADA(1)
MARCH 8, 2018	DBRS	MOODY’S	S&P
Commercial paper	R-2 (high)	P-2	A-1 (Low) (Canadian scale)
A-2 (Global scale)
Long-term debt	BBB (high)	Baa1	BBB+
Subordinated long-term debt	BBB (low)	Baa2	BBB
BCE(1)
	DBRS	MOODY’S	S&P
Preferred shares	Pfd-3	–	P-2 (Low) (Canadian scale)
BBB- (Global scale)

(1)	These credit ratings are not recommendations to buy, sell or hold any of the securities referred to above, and they may be revised or withdrawn at any time by the assigning rating organization. Each credit rating should be evaluated independently of any other credit rating.

As of March 8, 2018, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

BCE Inc. 2017 ANNUAL REPORT 83

6	MD&A	Financial and capital management

6.7 Liquidity

SOURCES OF LIQUIDITY

Our cash and cash equivalents balance at the end of 2017 was $625 million. We expect that this balance, our 2018 estimated cash flows from operations, and capital markets financing, including commercial paper, will permit us to meet our cash requirements in 2018 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, and other cash requirements.

Should our 2018 cash requirements exceed our cash and cash equivalents balance, cash generated from our operations, and capital markets financing, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.

Our cash flows from operations, cash and cash equivalents balance, capital markets financing and credit facilities should give us flexibility in carrying out our plans for future growth, including business acquisitions and contingencies.

Subsequent to year end, on March 7, 2018, we announced the issuance of 3.35% Series M-47 MTN debentures under Bell Canada’s 1997 trust indenture, with a principal amount of $500 million, which mature on March 12, 2025. The net proceeds of the offering are intended to be used to redeem, prior to maturity, Bell Canada’s 5.52% Series M-33 debentures having an outstanding principal amount of $300 million, which are due on February 26, 2019, and for the repayment of other short-term debt.

The table below is a summary of our total bank credit facilities at December 31, 2017.

DECEMBER 31, 2017	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE
Committed credit facilities
Unsecured revolving credit and expansion facilities (1)(2)	3,500	–	–	3,116	384
Other	134	–	106	–	28
Total committed credit facilities	3,634	–	106	3,116	412
Total non-committed credit facilities	1,829	–	1,148	–	681
Total committed and non-committed credit facilities	5,463	–	1,254	3,116	1,093

(1)	Bell Canada’s $2.5 billion revolving credit facility expires in November 2022 and its $1 billion expansion credit facility expires in November 2020.
(2)	As of December 31, 2017, Bell Canada’s outstanding commercial paper included $2,484 million in U.S. dollars ($3,116 in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in debt due within one year.

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $2.5 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency which equals the aggregate amount available under Bell Canada’s supporting committed revolving and expansion credit facilities as at December 31, 2017. The total amount of the committed revolving and expansion credit facilities may be drawn at any time. Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada. We are in compliance with all conditions and restrictions under such agreements.

CASH REQUIREMENTS

CAPITAL EXPENDITURES

In 2018, our planned capital spending will be focused on our strategic imperatives, reflecting an appropriate level of investment in our networks and services.

POST-EMPLOYMENT BENEFIT PLANS FUNDING

Our post-employment benefit plans include DB pension and defined contribution (DC) pension plans, as well as other post-employment benefits (OPEBs) plans. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Our expected funding for 2018 is detailed in the following table and is subject to actuarial valuations that will be completed in mid-2018. Actuarial valuations were last performed for our significant post-employment benefit plans as at December 31, 2016.

2018 EXPECTED FUNDING	TOTAL
DB pension plans – service cost	203
DB pension plans – deficit	7
DB pension plans	210
OPEBs	80
DC pension plans	110
Total net post-employment benefit plans	400

DIVIDEND PAYMENTS

In 2018, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2017 as BCE’s annual common share dividend increased by 5.2% to $3.02 per common share from $2.87 per common share effective with the dividend payable on April 15, 2018. This increase is consistent with BCE’s common share dividend payout policy of a target payout between 65% and 75% of free cash flow. BCE’s dividend policy and the declaration of dividends are subject to the discretion of the BCE Board.

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6	MD&A	Financial and capital management

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2017 that are due in each of the next five years and thereafter.

	2018	2019	2020	2021	2022	THERE- AFTER	TOTAL
Recognized financial liabilities
Long-term debt	661	1,541	1,424	2,247	1,714	9,558	17,145
Notes payable	3,151	–	–	–	–	–	3,151
Minimum future lease payments under finance leases	572	501	326	278	248	883	2,808
Loans secured by trade receivables	921	–	–	–	–	–	921
Interest payable on long-term debt, notes payable and loan secured by trade receivables	792	688	628	586	525	5,197	8,416
MLSE financial liability	135	–	–	–	–	–	135
Commitments (off-balance sheet)
Operating leases	312	264	225	175	119	341	1,436
Commitments for property, plant and equipment and intangible assets	1,039	808	614	516	372	808	4,157
Purchase obligations	865	664	550	498	429	903	3,909
Proposed acquisition of Séries+ and Historia specialty channels	200	–	–	–	–	–	200
Acquisition of AlarmForce(1)	182	–	–	–	–	–	182
Total	8,830	4,466	3,767	4,300	3,407	17,690	42,460

(1)	This commitment was settled on January 5, 2018, upon completion of the acquisition of AlarmForce.

BCE’s significant finance leases are for satellites and office premises. The office leases have a typical lease term of 22 years. The leases for satellites, used to provide programming to our Bell TV customers, have a term of 15 years. These satellite leases are non-cancellable. Minimum future lease payments under finance leases include future finance costs of $636 million.

BCE’s significant operating leases are for office premises, cellular tower sites, retail outlets, and OOH advertising spaces with lease terms ranging from 1 to 50 years. These leases are non-cancellable. Rental expense relating to operating leases was $399 million in 2017 and $353 million in 2016.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

INDEMNIFICATIONS AND GUARANTEES (OFF-BALANCE SHEET)

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or termination date.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

LITIGATION

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 8, 2018, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

You will find a description of the principal legal proceedings pending at March 8, 2018 in the BCE 2017 AIF.

BCE Inc. 2017 ANNUAL REPORT 85

7	MD&A	Selected annual and quarterly information

7 Selected annual and quarterly information

7.1 Annual financial information

The following table shows selected consolidated financial data of BCE for 2017, 2016 and 2015, based on the annual consolidated financial statements, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2017	2016	2015
CONSOLIDATED INCOME STATEMENTS
Operating revenues
Service	21,143	20,090	19,759
Product	1,576	1,629	1,755
Total operating revenues	22,719	21,719	21,514
Operating costs	(13,541)	(12,931)	(12,963)
Adjusted EBITDA	9,178	8,788	8,551
Severance, acquisition and other costs	(190)	(135)	(446)
Depreciation	(3,037)	(2,877)	(2,890)
Amortization	(813)	(631)	(530)
Finance costs
Interest expense	(955)	(888)	(909)
Interest on post-employment benefit obligations	(72)	(81)	(110)
Other (expense) income	(102)	21	(12)
Income taxes	(1,039)	(1,110)	(924)
Net earnings	2,970	3,087	2,730
Net earnings attributable to:
Common shareholders	2,786	2,894	2,526
Preferred shareholders	128	137	152
Non-controlling interest	56	56	52
Net earnings	2,970	3,087	2,730
Net earnings per common share
Basic	3.12	3.33	2.98
Diluted	3.11	3.33	2.98
RATIOS
Adjusted EBITDA margin (%)	40.4%	40.5%	39.7%
Return on equity (%)(1)	19.4%	21.8%	21.1%

(1)	Net earnings attributable to common shareholders divided by total average equity attributable to BCE shareholders excluding preferred shares.

86 BCE Inc. 2017 ANNUAL REPORT

7	MD&A	Selected annual and quarterly information

	2017	2016	2015
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Total assets	54,263	50,108	47,993
Cash and cash equivalents	625	853	613
Debt due within one year (including notes payable and loans secured by trade receivables)	5,178	4,887	4,895
Long-term debt	18,215	16,572	15,390
Total non-current liabilities	23,993	22,146	20,672
Equity attributable to BCE shareholders	19,160	17,540	17,023
Total equity	19,483	17,854	17,329
CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows from operating activities	7,358	6,643	6,274
Cash flows used in investing activities	(5,437)	(4,584)	(4,114)
Capital expenditures	(4,034)	(3,771)	(3,626)
Business acquisitions	(1,649)	(404)	(311)
Business dispositions	–	18	409
Acquisition of spectrum licences	–	(1)	(535)
Disposition of intangibles and other assets	323	–	–
Loan to related party	–	(517)	–
Cash flows used in financing activities	(2,149)	(1,819)	(2,113)
Issue of common shares	117	99	952
Net issuance (repayment) of debt instruments	691	719	(510)
Common shares issuance cost	–	–	(35)
Cash dividends paid on common shares	(2,512)	(2,305)	(2,169)
Cash dividends paid on preferred shares	(127)	(126)	(150)
Cash dividends paid by subsidiaries to non-controlling interest	(34)	(46)	(41)
Free cash flow	3,418	3,226	2,999
SHARE INFORMATION
Average number of common shares (millions)	894.3	869.1	847.1
Common shares outstanding at end of year (millions)	901.0	870.7	865.6
Market capitalization(1)	54,402	50,527	46,275
Dividends declared per common share (dollars)	2.87	2.73	2.60
Dividends declared on common shares	(2,564)	(2,374)	(2,213)
Dividends declared on preferred shares	(128)	(137)	(152)
Closing market price per common share (dollars)	60.38	58.03	53.46
Total shareholder return	8.9%	13.7%	5.3%
RATIOS
Capital intensity (%)	17.8%	17.4%	16.9%
Price to earnings ratio (times)(2)	19.35	17.43	17.94
OTHER DATA
Number of employees (thousands)	52	48	50

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.
(2)	BCE’s common share price at the end of the year divided by EPS.

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7	MD&A	Selected annual and quarterly information

7.2 Quarterly financial information

The following table shows selected BCE consolidated financial data by quarter for 2017 and 2016. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenues
Service	5,435	5,322	5,335	5,051	5,169	5,025	4,988	4,908
Product	523	356	364	333	533	382	352	362
Total operating revenues	5,958	5,678	5,699	5,384	5,702	5,407	5,340	5,270
Adjusted EBITDA	2,217	2,366	2,381	2,214	2,121	2,236	2,268	2,163
Severance, acquisition and other costs	(47)	(23)	(36)	(84)	(11)	(25)	(57)	(42)
Depreciation	(781)	(765)	(769)	(722)	(719)	(706)	(713)	(739)
Amortization	(209)	(208)	(211)	(185)	(165)	(161)	(156)	(149)
Net earnings	617	817	811	725	699	800	830	758
Net earnings attributable to common shareholders	575	770	762	679	657	752	778	707
Net earnings per common share
Basic	0.64	0.86	0.84	0.78	0.75	0.87	0.89	0.82
Diluted	0.63	0.86	0.84	0.78	0.75	0.87	0.89	0.82
Average number of common shares outstanding – basic (millions)	900.6	900.4	900.1	875.7	870.5	869.9	869.1	867.1
OTHER INFORMATION
Cash flows from operating activities	1,658	2,233	2,154	1,313	1,520	1,943	1,890	1,290
Free cash flow	652	1,183	1,094	489	923	951	934	418
Capital expenditures	(1,100)	(1,040)	(1,042)	(852)	(993)	(976)	(950)	(852)

FOURTH QUARTER HIGHLIGHTS

OPERATING REVENUES	Q4 2017	Q4 2016	$ CHANGE	% CHANGE
Bell Wireless	2,070	1,883	187	9.9%
Bell Wireline	3,222	3,137	85	2.7%
Bell Media	834	845	(11)	(1.3%)
Inter-segment eliminations	(168)	(163)	(5)	(3.1%)
Total BCE operating revenues	5,958	5,702	256	4.5%

ADJUSTED EBITDA	Q4 2017	Q4 2016	$ CHANGE	% CHANGE
Bell Wireless	736	674	62	9.2%
Bell Wireline	1,310	1,259	51	4.1%
Bell Media	171	188	(17)	(9.0%)
Total BCE adjusted EBITDA	2,217	2,121	96	4.5%

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BCE operating revenues increased by 4.5% in Q4 2017, compared to the prior year, driven by growth in both our Bell Wireless and Bell Wireline segments, offset in part by a modest decline in our Bell Media segment.

BCE adjusted EBITDA grew by 4.5% in Q4 2017, compared to Q4 2016, due to year-over-year increases in our Bell Wireless and Bell Wireline segments, moderated by the decline in our Bell Media segment. BCE adjusted EBITDA margin remained unchanged at 37.2% compared to prior year.

Bell Wireless operating revenues increased by 9.9% in Q4 2017, compared to the same period last year, driven by growth in both service revenues of 10.6% and product revenues of 3.5%. The year-over-year increase in service revenue was mainly attributable to a greater postpaid subscriber base combined with higher blended ARPU of 2.4% and the contribution from Bell MTS. The increase in blended ARPU was driven by postpaid ARPU growth reflecting a higher postpaid subscriber mix, the flow-through of 2016 pricing changes, as well as a greater mix of postpaid LTE and LTE-A customers in our subscriber base resulting in greater data consumption and higher demand for larger data plans, offset in part by the unfavourable impact of Telecom Decision CRTC 2016-171 and the increased adoption of all-inclusive rate plans resulting in lower out of bundle usage. Wireless product revenues grew by 3.5%, year over year, mainly from a larger proportion of high end devices in our sales mix, higher gross activations and customer upgrades, along with the contribution from the MTS acquisition, moderated by increased promotional offers in a highly competitive marketplace and lower radio sales.

Bell Wireless adjusted EBITDA grew 9.2% in Q4 2017, compared to the prior year, driven by the flow-through of higher operating revenues, moderated by higher operating expenses primarily from our continued investment in customer retention and acquisition, expense contribution from Bell MTS, higher labour expense to support the growth in the business, greater network operating costs to support expanding capacity and higher advertising costs mainly driven by the recent launch of Lucky Mobile. Adjusted EBITDA margin, based on wireless operating service revenues of 38.9%, decreased 0.4 pts over last year.

Bell Wireline operating revenues in Q4 2017 increased by 2.7%, year over year, driven by higher service revenues of 3.6%, moderated by a decline in product revenues of 4.4%. The growth in service revenues was driven by the contribution from the acquisition of MTS, growth in our Internet and IPTV subscriber bases, higher household ARPU and growth in IP broadband connectivity services. This was offset in part by ongoing erosion in our voice, satellite TV, and legacy data revenues, lower business solution services revenue, increased residential customer acquisition, retention and bundle discounts due to aggressive offers from cable competitors, as well as the unfavourable CRTC regulatory impact from Telecom Decision CRTC 2016-171. The decline in product revenues reflected competitive pricing pressures in our business and wholesale markets and lower consumer electronic sales at The Source, mitigated in part by the contribution from the acquisition of MTS.

Bell Wireline adjusted EBITDA in Q4 2017 increased by 4.1%, year over year, with a corresponding adjusted EBITDA margin increase to 40.7% over the 40.1% experienced in Q4 2016, driven by the contribution from Bell MTS, growth in our Internet and IPTV businesses and continued effective cost containment, offset in part by the decline in our voice, satellite TV, and legacy data, including reduced customer spending and ongoing competitive pricing pressures in our business market.

Bell Media operating revenues decreased by 1.3% in Q4 2017, compared to the same period last year, due to lower advertising revenues driven by continued market softness and lower audience levels, which unfavourably impacted conventional and specialty TV and radio platforms, partially mitigated by higher OOH advertising revenues as a result of the contribution from the Cieslok Media acquisition and newly awarded contracts, as well as higher year-over-year revenue from digital properties. The decline in operating revenues was moderated by higher subscriber revenues driven by the growth in our subscriber base from our TV Everywhere GO Products, Crave TV and pay TV services, and the flow-through of rate increases on contract renewals that occurred earlier in the year.

Bell Media adjusted EBITDA decreased by 9.0% in Q4 2017, compared to the same period last year, due to lower operating revenues coupled with higher programming and content costs primarily related to sports broadcast rights and higher expenses in OOH resulting from the Cieslok Media acquisition and the execution of newly awarded contracts. This was partially mitigated by reduced labour costs driven mainly by workforce reductions.

BCE capital expenditures of $1,100 million in Q4 2017 increased by $107 million compared to last year, corresponding to an increased capital intensity ratio of 18.5% compared to 17.4% last year. The higher year-over-year capital investment was driven by increased spending across all three of our segments and included the impact from the acquisition and integration of Bell MTS in our wireless and wireline segments. The higher spending in our wireline segment of $67 million also reflected the continued deployment of broadband fibre directly to more homes and businesses, including the build-out of Gigabit Fibe infrastructure in the city of Toronto and other urban locations and the commencement of the FTTP build-out in the city of Montréal. The increased capital expenditures in our wireless segment of $25 million was mainly impacted by timing of spend. At Bell Media, spending increased by $15 million mainly due to the Cieslok Media acquisition, the execution of contract wins in Astral and upgrades to Bell Media broadcast studios, TV production equipment and digital platforms.

BCE severance, acquisition and other costs of $47 million in Q4 2017 increased by $36 million, compared to Q4 2016, due in part to higher workforce reduction initiatives and higher other costs.

BCE depreciation of $781 million in Q4 2017 increased by $62 million, year over year, mainly due to the acquisition of MTS and a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service. The increase was partly offset by lower depreciation due to an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process. The changes to useful lives have been applied prospectively, effective January 1, 2017, as described in section 10.1, Our accounting policies – Critical accounting estimates and key judgments.

BCE amortization was $209 million in Q4 2017, up from $165 million in Q4 2016, due mainly to the acquisition of MTS and a higher asset base.

BCE net earnings attributable to common shareholders of $575 million in Q4 2017, or $0.64 per share, were lower than the $657 million, or $0.75 per share, reported in Q4 2016. The year-over-year decrease was due mainly to higher depreciation and amortization expense, higher severance, acquisition and other costs and higher other expense which included impairment charges of $82 million relating to our Bell Media segment, partly offset by higher adjusted EBITDA. Adjusted net earnings increased to $684 million, from $667 million in Q4 2016, and adjusted EPS remained flat to prior year.

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BCE cash flows from operating activities was $1,658 million in Q4 2017 compared to $1,520 million in Q4 2016. The increase is mainly attributable to higher adjusted EBITDA and a lower voluntary DB pension plan contribution made in 2017, partly offset by reduced working capital, higher income taxes paid and higher interest payments, all of which included the contributions from MTS.

BCE free cash flow generated in Q4 2017 was $652 million, a decrease of $271 million compared to Q4 2016. This was due to lower cash flows from operating activities excluding a voluntary DB pension plan contribution and higher capital expenditures.

SEASONALITY CONSIDERATIONS

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter operating results.

Bell Wireless operating results are influenced by the timing and richness of promotional activities, the level of overall competitive intensity, and the seasonal effect of higher levels of subscriber additions and handset discounts that may result in higher subscriber acquisition and activation-related expenses in certain quarters. In particular, subscriber activations are typically lowest in the first quarter, while adjusted EBITDA tends to be lower in the third and fourth quarters, due to higher subscriber acquisition and retention costs associated with a greater number of new subscriber activations and upgrades during the back-to-school and Black Friday to Christmas holiday periods. Additionally, wireless ARPU historically has experienced seasonal sequential increases in the second and third quarters, due to higher levels of usage and roaming in the spring and summer months, followed by historical seasonal sequential declines in the fourth and first quarters. However, this seasonal effect on ARPU has moderated, as unlimited voice options and larger usage data plans with higher recurring monthly fees have become more prevalent, resulting in less variability in chargeable data usage.

Bell Wireline revenues tend to be higher in the fourth quarter because of higher data and equipment product sales to business customers and higher consumer electronics equipment sales during the Q4 Christmas holiday period. However, this may vary from year to year depending on the strength of the economy and the presence of targeted sales initiatives, which can influence customer spending. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Bell Media revenues and related expenses from TV and radio broadcasting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions, as well as cyclical and seasonal variations. Seasonal variations are driven by the strength of TV ratings, particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, NHL playoffs and World Cup soccer, as well as fluctuations in consumer retail activity during the year.

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8 Regulatory environment

8.1 Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership (Bell ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED.

The CRTC regulates the prices we can charge for telecommunications services in areas where it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition was sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our wireline residential and business telephone services, as well as for our wireless services (except our domestic wholesale wireless roaming service and certain restrictions for retail wireless services set out in the Wireless Code of Conduct (the Wireless Code)) and Internet services (except in certain parts of Northwestel’s territory, where the CRTC re-regulated Internet services in 2013). Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements. Adverse decisions by regulatory agencies or increasing regulation could have negative financial, operational, reputational or competitive consequences for our business.

8.2 Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including the BCE group TCCs, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

On December 21, 2016, the CRTC issued Telecom Regulatory Policy CRTC 2016-496, in which it determined broadband Internet to be a basic service and created a new fund designed to complement government investments in expanding access to broadband Internet across Canada. The new fund will collect and distribute $750 million over a five-year period to support an aspirational goal of bringing broadband Internet with speeds of 50 Mbps to 90% of Canadian households by the end of 2021. The contributions to the new fund will be collected from telecommunications service providers, like those of the BCE group, and distributed through a competitive bidding process to support broadband deployment initiatives. The fund is to start at $100 million in its first year and grow by $25 million each year until it caps out at $200 million in the fifth year. While we will be required to contribute to the new broadband fund based on our percentage of industry revenues for voice, data and Internet services, the extent of the impact of this new fund on our business is not yet known, as funds contributed may be offset by any funds received should we seek and be awarded funds to deploy broadband services as part of the CRTC’s program. The CRTC has launched a proceeding to determine the details of the competitive bidding process and we anticipate that the fund will likely be operational in 2019.

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NATIONAL WIRELESS SERVICES CONSUMER CODE

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (i.e. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories.

The Wireless Code regulates certain aspects of the provision of wireless services. Most notably, the Wireless Code prevents wireless service providers from charging an early cancellation fee after a customer has been under contract for 24 months and requires providers to recover any handset subsidies in two years or less. These requirements have effectively removed contracts with terms greater than two years from the marketplace.

On June 15, 2017, the CRTC issued Telecom Regulatory Policy CRTC 2017-200, making targeted changes to the Wireless Code, effective December 1, 2017, and clarifying existing rules. The revisions to the Wireless Code prevent service providers from selling locked devices, increase voice, text and data usage allowances for customers to try out their services during the mandatory 15-day buyer’s trial period for purchased devices, and establish additional controls related to data overage and data roaming charges, among other things. These changes have had an adverse effect on our wireless business.

PROCEEDINGS REGARDING WHOLESALE DOMESTIC WIRELESS SERVICES

In Telecom Regulatory Policy CRTC 2015-177, the CRTC mandated Bell Mobility, Rogers Communications Partnership (now Rogers Communications Canada Inc.) and TELUS to issue tariffs to introduce new domestic wholesale roaming services for purchase by non-national wireless service providers (NNWPs). The terms of our tariff were approved by the CRTC in Telecom Decision CRTC 2017-56 (Decision 2017-56). Approval for the rates that we have proposed remains pending. If the CRTC mandates rates that are materially different from the rates we have proposed, this could improve the business position of our competitors and have a negative impact on our wireless business.

On June 1, 2017, the Federal Cabinet issued an Order to the CRTC directing it to reconsider certain determinations made in Decision 2017-56. In Decision 2017-56, the CRTC determined that Bell Mobility, Rogers Communications Canada Inc. and TELUS were required to provide “incidental” access to their networks and not “permanent” access as part of the mandated roaming service. The CRTC also determined that the use of generally available public Wi-Fi does not form part of a NNWP’s home network for the purpose of establishing what constitutes incidental roaming access, since public Wi-Fi facilities represent infrastructure that is not necessarily owned, operated or controlled by a NNWP. As a result, NNWPs may not rely on the use of public Wi-Fi facilities to be eligible to purchase incidental roaming services. Among other things, the Federal Cabinet has asked the CRTC to consider whether allowing an end-user’s connectivity to public Wi-Fi to count as connectivity to a NNWP’s home network would make Canadian wireless services more affordable, and whether any affordability gains associated with such a changed rule would outweigh any disincentives for the national carriers to continue to invest in their networks. The Federal Cabinet’s Order requires the CRTC to report back to the Cabinet by March 31, 2018. It is unclear what, if any, new rules the CRTC may adopt in reconsidering Decision 2017-56. Moreover, it is unclear what, if any, impact such new rules may have on Bell’s wireless business.

MANDATED WHOLESALE ACCESS TO FTTP NETWORKS

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities, which had previously been exempt from mandated wholesale high-speed access. While this new service is mandated for all major incumbent telephone companies and cable carriers, the first stage of its implementation is to take place only in Ontario and Québec, our two largest markets. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On September 20, 2016, the CRTC issued Telecom Decision CRTC 2016-379, in which it largely adopted our proposals concerning the technical design of our future disaggregated wholesale high-speed access service. On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for these services. The interim rates determined by the CRTC are essentially similar to those we proposed; however, the final rates remain to be determined. The mandating of final rates that are materially different from the rates we proposed could improve the business position of our competitors and further impact our investment strategy.

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PROPOSED EXPANSION OF AGGREGATED WHOLESALE ACCESS REGIME TO FTTP NETWORKS

On March 30, 2017, the Canadian Network Operators Consortium Inc. (CNOC) applied to the CRTC for an expansion of the aggregated wholesale high-speed access regime, which mandates aggregated access to FTTN facilities, to also include aggregated access to FTTP facilities. CNOC argued that aggregated access to FTTP facilities was necessary in order for competitors to offer high-speed services in areas where aggregated FTTN service is not available and only FTTP facilities are present to support the delivery of high-speed services. On February 2, 2018, the CRTC issued Telecom Decision CRTC 2018-44, in which it rejected CNOC’s application. The CRTC found that the exemption of FTTP facilities from aggregated access has limited impacts on competitors’ ability to compete in the retail market, and that the adoption of CNOC’s proposal would undermine the CRTC’s desired transition to a disaggregated access regime.

REVIEW OF WHOLESALE FTTN HIGH-SPEED ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016 the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by ISPs to FTTN or cable networks, as applicable. Should such substantially lowered wholesale rates remain in place in the long-term and, in addition, should the interim rates be made retroactive, the business position of some of our competitors could improve, adversely affecting our financial performance, and our investment strategy could change, especially in relation to investment in next-generation wireline networks, particularly in smaller communities and rural areas.

CANADA’S TELECOMMUNICATIONS FOREIGN OWNERSHIP RULES

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

8.3 Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

THE TELEVISION SERVICE PROVIDER CODE

On January 7, 2016, the CRTC issued Broadcasting Regulatory Policy CRTC 2016-1, which established the Television Service Provider Code (the TV Code). The TV Code came into force on September 1, 2017 and requires all regulated television service providers, as well as exempt television service providers that are affiliated with a regulated service provider, to observe certain rules concerning their consumer agreements for television services. The TV Code does not apply to other exempt providers, such as OTT providers not affiliated with a regulated service provider.

The TV Code specifically imposes requirements relating to the clarity of offers, the content of contracts, trial periods for persons with disabilities, how consumers can change their programming options, and when services may be disconnected, among other things.

As part of Broadcasting Regulatory Policy CRTC 2016-1, the CRTC also expanded the mandate of the Commissioner for Complaints for Telecommunications Services, now the Commission for Complaints for Telecom-Television Services (CCTS), to include the administration of the TV Code and to enable the CCTS to accept consumer complaints about television services.

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CHANGES TO SIMULTANEOUS SUBSTITUTION

In Broadcasting Regulatory Policy CRTC 2015-25, the CRTC announced that it would eliminate simultaneous substitution for the Super Bowl starting in 2017. This decision was implemented in Broadcasting Order CRTC 2016-335 (the Order).

Bell Canada and Bell Media appealed the application of the Order to the Federal Court of Appeal, as did the NFL. Bell Canada and Bell Media argued that the CRTC does not have jurisdiction under the Broadcasting Act to ban simultaneous substitution for the Super Bowl and that doing so constitutes unauthorized retrospective regulation and interference with Bell Media’s vested economic rights. In a decision rendered on December 18, 2017, the Federal Court of Appeal denied the applications of Bell Media and Bell Canada, and that of the NFL, deferring to the CRTC’s discretion as to how competing broadcasting policy objectives should be balanced. On January 3, 2018, Bell Canada and Bell Media filed for leave to appeal the Federal Court of Appeal’s decision to the Supreme Court of Canada on an expedited basis. Bell Canada and Bell Media additionally sought a stay of the Order. On January 24, 2018, the Supreme Court of Canada denied the request for a stay of the Order, but agreed to hear our application for leave, and our appeal should leave be granted, on an expedited basis. We expect a decision on our leave application in the coming months.

On August 1, 2017, BCE filed an application with the CRTC requesting that it rescind the Order, arguing that there have been significant negative economic and cultural impacts resulting from the Order. The application is supported by the NFL along with national union Unifor, the Alliance of Canadian Cinema, Television and Radio Artists, the Association of Canadian Advertisers and the Canadian Media Directors’ Council.

The CRTC’s decision to eliminate simultaneous substitution for the Super Bowl has had an adverse impact on Bell Media’s conventional TV business and financial results, as a result of a reduction in viewership and advertising revenues. Such impacts will continue throughout the duration of our contract term with the NFL unless the CRTC’s Order is rescinded.

WHOLESALE CODE

In Broadcasting Regulatory Policy CRTC 2015-438, the CRTC announced it would implement a new Wholesale Code to govern the commercial arrangements between BDUs, programming services and digital media services, including imposing additional restrictions on the sale of TV channels at wholesale and the carriage of TV channels by BDUs. Bell Canada and Bell Media have appealed the decision to the Federal Court of Appeal, arguing that the CRTC’s implementation of the Wholesale Code conflicts with the Copyright Act and is outside the CRTC’s jurisdiction under the Broadcasting Act. The appeal was heard on November 14, 2017, and a decision is expected in 2018.

LICENCE RENEWALS

On May 15, 2017, the CRTC issued decisions in which it renewed the TV licences held by the large English-language and French-language ownership groups, including those owned by Bell Media. The CRTC’s decisions were generally positive for Bell Media as no adverse conditions of licence were imposed that could have negatively affected our business and financial performance.

In its renewals for the large English-language ownership groups (Broadcasting Decisions CRTC 2017-148 to 2017-151), the CRTC set symmetrical spending requirements across each licensing group for both Canadian programming (minimum 30% of revenues) and certain categories of programs of national interest (minimum 5% of revenues). Given that the new symmetrical requirements for spending on programs of national interest were lower than the pre-existing requirements for certain ownership groups (including Bell Media), several of the associations that represent creative groups are concerned about what they perceive will be a reduction in spending on this category of programming. Consequently, they filed petitions pursuant to section 28(1) of the Broadcasting Act, requesting that the Federal Cabinet set aside the decisions or refer them back to the CRTC for reconsideration.

In its renewals for the large French-language ownership groups (Broadcasting Decisions CRTC 2017-143 to 2017-147), the CRTC set minimum spending requirements for each group on a case-by-case basis, in accordance with recent historical levels. However, the Government of Québec and several of the associations that represent creative groups are concerned that the CRTC did not also set a specific minimum spending requirement relating to original French-language production. Consequently, they also filed petitions pursuant to section 28(1) of the Broadcasting Act, requesting that the Federal Cabinet refer the decisions back to the CRTC for reconsideration.

On August 14, 2017, the Federal Cabinet referred the English-language and French-language renewal decisions back to the CRTC for reconsideration to ensure that appropriate contributions are made to the creation and presentation of programs of national interest, original French-language programming and music programming, as well as short films and documentaries. The decisions remain in effect while the CRTC conducts its reconsideration process. Should the CRTC alter the current conditions of licence in an adverse manner, it could have a negative effect on Bell Media’s business and financial performance going forward.

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CRTC REPORT ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On September 27, 2017, the Governor in Council, at the recommendation of the Minister of Canadian Heritage, issued a direction to the CRTC asking it to examine the distribution model or models of programming that are likely to exist in the future, how Canadians would access that programming, and the extent to which those models will ensure a vibrant domestic market that is capable of supporting the continued creation, production and distribution of Canadian programming, including original entertainment and information programming. The CRTC launched its public consultation on October 12, 2017, and is required to provide its report no later than June 1, 2018. The Minister of Canadian Heritage indicated that the CRTC’s report will be used to inform a future review of the Broadcasting Act and the Telecommunications Act. At this time, it is unclear how the CRTC’s report, or future legislative reviews, may impact our business.

8.4 Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate a wireless system in Canada must hold a spectrum licence to do so. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

600 MHZ SPECTRUM CONSULTATION

ISED is currently in the process of repurposing the 600 MHz band, which is currently being used primarily by over-the-air TV broadcasters for TV transmission, for mobile use. As part of the transition, TV broadcasters must be moved off the 600 MHz spectrum. In April 2017, ISED released its new digital television allotment plan, developed jointly with the U.S. regulatory authorities. The transition of broadcasters off 600 MHz spectrum will have an impact on Bell Media TV broadcasting stations; however, the extent of such impact is not yet known.

On August 4, 2017, ISED released a consultation paper seeking input regarding a technical, policy and licensing framework to govern the auction of spectrum licences in the 600 MHz band for mobile use. The consultation paper indicates that ISED is proposing to auction 70 MHz of spectrum (30 MHz of which would be set aside for set-aside-eligible entities) using an auction format similar to that used in the 700 MHz and 2500 MHz spectrum auctions. The set-aside spectrum can only be transferred to set-aside-eligible entities for the first five years. ISED proposes that the auctioned licences will have a 20-year term and be subject to certain deployment requirements requiring licensees to provide network coverage to a certain percentage of the population in each licence area at five, 10 and 20 years following licence issuance. ISED has not yet indicated when the auction will take place.

While the potential overall impact of the proposed auction framework is not known at the present time, the adoption of the set-aside provisions outlined in the consultation paper would limit the amount of spectrum that Bell Mobility can bid on. A decision on the consultation remains pending.

CONSULTATION ON RELEASING MILLIMETRE WAVE SPECTRUM TO SUPPORT 5G

On June 5, 2017, ISED launched a consultation entitled “Consultation on Releasing Millimetre Wave Spectrum to Support 5G”. The consultation addresses the use of three key frequency bands, namely 28 GHz, 37-40 GHz and 64-71 GHz for possible 5G deployment. ISED has sought comments on a number of key technical and licensing policy considerations for the use of the above noted spectrum. As 5G is expected to be the next major advancement in mobile telecommunications standards, access to the millimetre spectrum will be important in order to facilitate the development and adoption of 5G technology. A decision on the consultation remains pending.

RENEWAL OF AWS-1 AND PCS G BLOCK AND I BLOCK SPECTRUM LICENCES

On February 15, 2018, ISED released its spectrum licence renewal process for the AWS-1 and the personal communications services (PCS) G Block and I Block spectrum. These spectrum licences were auctioned in 2008 with a ten-year term and begin to expire in December 2018. In its decision, ISED indicated that, where all conditions of licence have been met, licensees will be eligible for new spectrum licences. Compliant AWS-1 and G Block licensees will be eligible for new licences with a 20-year term and compliant I Block licensees will be eligible for new licences with a 10-year term. As part of the renewal process, ISED set population coverage targets that apply within the first eight years of the new licence term and a second set of population coverage targets that apply by the end of the 20-year licence term. As indicated in the consultation, the population targets are based on smaller geographic licensing areas.

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AUCTION OF RESIDUAL SPECTRUM LICENCES

On December 19, 2017, ISED released a decision entitled “Licensing Framework for Residual Spectrum Licences in the 700 MHz, 2500 MHz, 2300 MHz and PCS G Bands”. For residual licences in the 700 MHz and 2500 Mhz bands, ISED will impose the same aggregation limits that were in place for the primary auctions of these bands in 2014 and 2015, respectively. The licensing framework has set a sealed-bid auction with bids due on May 15, 2018.

CONSULTATION ON THE SPECTRUM OUTLOOK 2018 TO 2022

On October 6, 2017, ISED initiated a consultation entitled “Consultation on the Spectrum Outlook 2018 to 2022”. The outcome of this consultation is intended to provide a roadmap for ISED to follow in making spectrum available over the next five years. As part of this consultation, ISED is seeking views on how it should change its licensing regime, how much spectrum will be required in the future, and how technology is evolving, among other things. It is unclear what, if any, impacts the results of this consultation could have on our business.

8.5 Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

8.6 Other key legislation

PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT

On June 18, 2015, the Personal Information Protection and Electronic Documents Act was amended to include mandatory notification requirements that must be followed in relation to the loss or unauthorized disclosure of personal information held by an organization resulting from a breach of the organization’s security safeguards. Failure to comply with these notification requirements, or to log security breaches, may result in a fine of up to $100,000 per occurrence. These provisions dealing with notification requirements will come into force when related regulations are brought into force.

On September 28, 2017, the Office of the Privacy Commissioner of Canada (OPC) issued its Notice of Consultation and Call for Comments on Draft Consent Guidance Documents. The specific guidance documents at issue in this consultation are entitled “Draft Guidelines: Obtaining Meaningful Online Consent” and “Draft Guidelines: Inappropriate Data Practices – Interpretation and Application of Subsection 5(3)”. The OPC is expected to issue final guidelines later this year. The OPC’s guidelines could have significant impacts concerning how personal information may be collected, used and disclosed for analytics and marketing purposes.

CANADA’S ANTI-SPAM LEGISLATION

Federal legislation referred to as Canada’s anti-spam legislation (CASL) came into force on July 1, 2014. Pursuant to CASL, commercial electronic messages can be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. As of January 15, 2015, CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Penalties for non-compliance include administrative monetary penalties of up to $10 million.

While CASL is also intended to provide individual Canadians with a private right of action to commence proceedings for statutory damages in relation to instances of non-compliance, these provisions were deferred indefinitely from coming into force by the Federal Cabinet on June 2, 2017.

COPYRIGHT ACT REVIEW

On December 13, 2017, the Federal Government passed a motion in Parliament to formally launch a review of the Copyright Act. This review is mandated by the Copyright Act itself, which requires that the legislation be examined every five years. The Standing Committee on Industry, Science and Technology, working in collaboration with the Standing Committee on Canadian Heritage, will lead the process, beginning in early 2018. At this time, the impact of any potential amendments on our business is unknown.

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9 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

This section describes the principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. As indicated in the table below, certain of these principal business risks have already been discussed in other sections of this MD&A, and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below are incorporated by reference in this section 9.

RISKS DISCUSSED IN OTHER SECTIONS OF THIS MD&A	SECTION REFERENCES
Competitive environment	Section 3.3, Principal business risks Section 5, Business segment analysis (Competitive landscape and industry trends section for each segment)
Regulatory environment	Section 3.3, Principal business risks Section 8, Regulatory environment
Security management	Section 3.3, Principal business risks
Risks specifically relating to our Bell Wireless, Bell Wireline and Bell Media segments	Section 5, Business segment analysis (Principal business risks section for each segment)

The other principal business risks that could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation are discussed below.

TECHNOLOGY/INFRASTRUCTURE TRANSFORMATION

The failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction could have an adverse impact on our business and financial results

Globalization, increased competition and ongoing technological advances are driving customer expectations of faster market responses, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies that are network-neutral and based on a more collaborative and integrated development environment. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT structures. In addition, new technologies may quickly become obsolete or their launch may be delayed. The failure to optimize network and IT deployment and upgrade timelines, in light of customer demand and competitor activities, to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to leverage new as well as evolving and developing technologies, including network functions virtualization, software-defined networks and cloud technologies, and to transform our network and systems to achieve our objectives of becoming more agile in our service delivery and operations as well as providing self-serve and instant-on capabilities for our customers, ensuring best quality and customer experience, and developing a new network infrastructure that enables a competitive cost structure and rapidly growing capacity. These evolution activities require an operational and cultural shift. Alignment across technology, product development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation.

If this cannot be achieved in accordance with our deployment schedules while maintaining network availability and performance through the migration process, we may lose customers as a result of poor service performance, which could adversely affect our ability to achieve our operational and financial objectives. Failure to leverage IP across all facets of our network and product and service portfolio could inhibit a fully customer-centric approach, limiting or preventing comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

Parallel to our focus on next-generation investment, adverse regulatory decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP or wireless networks will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks, particularly in smaller communities and rural areas. Failure to continue investment in next-generation capabilities in a disciplined and strategic manner, including real-time information-based customer service strategies, could limit our ability to compete effectively and achieve desired business and financial results.

Other examples of risks affecting achievement of our desired technology/ infrastructure transformation include:

  Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could cause delays in FTTP rollout

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  The increasing dependence on apps for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), which may not be available, as well as the need for associated operating processes integrated into ongoing operations
  New products, services or apps could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense
  As consumption habits evolve and TV viewing alternatives expand, our ability to develop alternative delivery vehicles, which may require significant software development and network investment, in order to compete in new markets is essential to maintaining customer engagement and revenue streams
  We must be able to leverage new opportunities, such as those introduced by “big data”, which is subject to many challenges, including evolving customer perceptions as well as legal and regulatory developments in order to meet our business objectives. If we cannot build market-leading competencies in this field across sales, service and operational platforms that respect societal values and legal and regulatory requirements, we may miss important opportunities to grow our business through enhanced market intelligence and a more proactive customer service model.
CUSTOMER EXPERIENCE

Driving a positive customer experience in all aspects of our engagement with customers by embracing new approaches and challenging operational limitations is important to avoid adverse impacts on our business and financial performance

As the bar continues to be raised based on customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust service experience could hinder products and services differentiation and customer loyalty. With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres, Facebook, Twitter and other social media forums. Failure to embrace these new media in a positive way, incorporate them into multiple elements of our service delivery and ensure that we understand their potential impact on customer perceptions could adversely affect our reputation and brand value. As the foundation of effective customer service stems from our ability to deliver simple solutions to customers in an expeditious manner, on mutually agreeable terms, complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing errors, which could adversely affect customer satisfaction, acquisition and retention. While speed of service evolution is critical to a competitive differentiation, it must not be achieved at the expense of the quality of our service offerings or of our brand.

OPERATIONAL PERFORMANCE

Our networks, IT systems and data centre assets are the foundation of high-quality consistent services which are critical to meeting service expectations

Our ability to provide consistent wireless, wireline, media broadcasting, satellite and data centre services to customers in a complex and constantly changing operating environment is crucial for sustained success. In particular, network capacity demands for TV and other bandwidth-intensive applications on our Internet and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our aging networks could have an adverse impact on our business and financial performance.

In addition, we currently use a very large number of interconnected operational and business support systems including for provisioning, networking, distribution, broadcast management, billing and accounting, which may restrain our operational efficiency. If we fail to implement or maintain highly effective customer-facing IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

  We may need to incur significant capital expenditures beyond those already anticipated by our capital intensity target in order to provide additional capacity and reduce network congestion on our wireline and wireless networks, and we may not be able to generate sufficient cash flows or raise the capital we need to fund such capital expenditures, which may result in service degradation
  Corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions may not deliver the benefits contemplated and could adversely impact our ongoing operations
  If we fail to streamline our significant IT legacy system portfolio and proactively improve operating performance, this could adversely affect our business and financial outcomes
  There may be a lack of competent and cost-effective resources to perform the life-cycle management and upgrades necessary to maintain the operational status of legacy networks

Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities

Our operations depend on how well we and our contracted service providers protect our networks and IT systems, as well as other infrastructure and facilities, against damage from fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber threats, disabling devices, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure to complete planned and sufficient testing,

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maintenance or replacement of our networks, equipment and other facilities, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between Bell ExpressVu and Telesat Canada (Telesat), we currently have two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our DTH satellite TV service.

PEOPLE

Our employees and contractors are key resources, and there is a broad and complex range of risks that must be managed effectively to drive a winning corporate culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate safely and securely based on the tasks they are completing and the environment in which they are functioning. If we fail to achieve this basic expectation, this could adversely affect our organizational culture, reputation and financial results as well as our ability to attract high-performing team members. Competition for highly skilled team members is intense, which makes the development of approaches to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities essential. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives. In addition, if the skill sets, diversity and size of the workforce do not match the operational requirements of the business and foster a winning culture, we will likely not be able to sustain our performance.

Other examples of people-related risks include the following:

  The increasing technical and operational complexity of our businesses and the high demand in the market for skilled technical resources create a challenging environment for hiring, retaining and developing such skilled technical resources
  Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates where relevant for key roles, could impair our business until qualified replacements are found
  Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, project delays and work disruptions, including work stoppages or work slowdowns, which could adversely affect service to our customers and, in turn, our customer relationships and financial performance.
  Ensuring the safety and security of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, requires focus, effective processes and flexibility to avoid injury, service interruption, fines and reputational impact
  Deterioration in employee morale and engagement resulting from staff reductions, ongoing cost reductions or reorganizations could adversely affect our business and financial results
FINANCIAL MANAGEMENT

If we are unable to raise the capital we need or generate sufficient cash flows from operations, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to various risks, including those described in this MD&A.

Our ability to raise financing depends on our ability to access the public equity, debt capital and money markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry.

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Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint arrangements.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared

From time to time, the BCE Board reviews the adequacy of BCE’s dividend policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend policy and the declaration of dividends on any of its outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared. The declaration of dividends by the BCE Board is ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of this MD&A and in Note 24 of BCE’s 2017 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates (especially the weakening of the Canadian dollar), BCE’s share price and other market conditions could lead to missed opportunities, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations and challenges in raising capital on market-competitive terms.

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes or to ensure that effective governance is in place for management and funding of pension plan assets and obligations could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and could therefore also significantly affect our cash funding requirements.

Our expected funding for 2018 is in accordance with the latest post-employment benefit plan valuations as of December 31, 2016, filed in June 2017, and takes into account voluntary contributions of $100 million in 2017.

Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws, and the adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and our financial results

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.

Examples of risks to our ability to reduce costs or of potential cost increases include:

  Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles
  Fluctuations in energy prices are partly influenced by government policies to address climate change which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations
  Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

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The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and 51,679 employees at the end of 2017, fraud requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation.

Specific examples relevant to us include:

  Subscription fraud on accounts established with a false identity or paid with a stolen credit card
  Network usage fraud such as call/sell operations using our wireline or wireless networks
  Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues
  TV distributors including Bell Canada and Bell ExpressVu are subject to ongoing efforts to steal their services through compromise or circumvention of signal security systems, causing revenue loss
DEPENDENCE ON THIRD-PARTY SUPPLIERS

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need to operate our business and to comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our supplier governance and oversight models established to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geo-political environments, cultures and the potential for localized natural disasters. The outsourcing of services generally involves transfer of risk, and we must take appropriate steps to ensure that the outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Further, as cloud-based supplier models continue to evolve, our procurement and vendor management practices must also continue to evolve to fully address associated risk exposures.

In addition, certain company initiatives rely heavily upon professional consulting services provided by third parties, and a failure of such third parties may not be reasonably evident until their work is delivered or delayed. Depending on the size, complexity and level of third-party dependence, remedial strategies may be difficult to implement in respect of any professional consulting services provided by third-parties that are not performed in a proper or timely fashion. Any such difficulty when implementing remedial strategies could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with our dependence on third-party suppliers include the following:

  Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities, or a total lack, of supply of products or services.

Any of these events could adversely impact our ability to meet customer commitments and demand.

  Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols affecting our suppliers are bypassed
  Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions
  If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies. Remedial strategies may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/ or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our operations and financial results.
  Products, services, software and other elements of our business supplied to us or used in our business operations may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. When any such security issue is discovered, we seek to identify and develop remedial strategies both internally and with our suppliers. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business and financial performance.
  Temporary or permanent operational failures or service interruptions of the networks of other telecommunications carriers and suppliers on which we rely to deliver services could adversely affect our ability to provide services using such carriers’ and suppliers’ networks and could, consequently, have an adverse effect on our business and financial performance
  BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our reputation, the quality and speed of services provided to customers, and our ability to address technical issues.

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LITIGATION AND LEGAL OBLIGATIONS

Legal proceedings, changes in applicable laws and the failure to proactively address our legal and regulatory obligations could have an adverse effect on our business and financial performance

We become involved in various claims and legal proceedings as part of our business. Plaintiffs are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease, and securities laws facilitate the introduction of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance.

Examples of legal and regulatory obligations that we must comply with include those resulting from:

  As discussed in more detail in section 8, Regulatory environment, decisions, policies and other initiatives of the CRTC, ISED, the Competition Bureau and other governmental agencies, as well as laws of a regulatory nature
  Consumer protection and privacy legislation
  Tax legislation
  Corporate and securities legislation
  IFRS requirements
  Environmental protection and health and safety laws
  Payment card industry standards for protection against customer credit card infractions

The failure to comply with any of the above or other legal or regulatory obligations could expose us to litigation, including pursuant to class actions, and significant fines and penalties, as well as result in reputational harm.

For a description of the principal legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2017 AIF.

HEALTH AND ENVIRONMENTAL CONCERNS

Health concerns about radiofrequency emissions from wireless communication devices, as well as epidemics and other health risks, could have an adverse effect on our business

Many studies have been performed or are ongoing to assess whether wireless phones, networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. In 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile phones, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

Our business is heavily dependent on radiofrequency technologies, which could present significant challenges to our business and financial performance, such as the following:

  We face current and potential lawsuits relating to alleged adverse health effects on customers, as well as to our marketing and disclosure practices in connection therewith, and the likely outcome of such lawsuits is unpredictable and may change over time
  Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance
  Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

In addition, epidemics, pandemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and financial performance.

Climate change and other environmental concerns could have an adverse effect on our business

Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events referred to in Operational performance – Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities in this section 9. Several areas of our operations further raise environmental considerations such as fuel storage, greenhouse gas emissions, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm our brand and reputation.

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10 Financial measures, accounting policies and controls

10.1 Our accounting policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2, Significant accounting policies, in BCE’s 2017 consolidated financial statements for more information about the accounting principles we used to prepare our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND KEY JUDGMENTS

When preparing financial statements, management makes estimates and judgments relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgments described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimates and judgments were made, and changes to these estimates and judgments could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgments described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgments are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, if needed.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

CHANGE IN ACCOUNTING ESTIMATE

In 2017 and 2016, as part of our ongoing annual review of property, plant and equipment and finite-life intangible assets, and to better reflect their useful lives, we increased the estimate of useful lives of certain assets. The changes have been applied prospectively effective January 1, 2017 and January 1, 2016, and did not have a significant impact on our financial statements.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

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SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

	IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2017 – INCREASE (DECREASE)			IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2017 – INCREASE (DECREASE)
	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION
Discount rate	0.5%	(70)	62	(1,636)	1,746
Life expectancy at age 65	1 year	33	(31)	834	(808)

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate. When impairment charges occur they are recorded in Other (expense) income.

In 2017, we recorded impairment charges of $82 million, of which $70 million was allocated to indefinite-life intangible assets, and $12 million to finite-life intangible assets. The impairment charges relate to our music TV channels and two small market radio station CGUs within our Bell Media segment. These impairments were the result of revenue and profitability declines from lower audience levels. The charges were determined by comparing the carrying value of the CGUs to their fair value less costs of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2018 to December 31, 2022, using a discount rate of 8.5% and a perpetuity growth rate of nil, as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $67 million at December 31, 2017.

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our CGUs or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Other (expense) income in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, BCE’s CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 4, Segmented information, in BCE’s 2017 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the Bell Wireless or Bell Wireline groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (0.3%) in the perpetuity growth rate or an increase of 0.2% in the discount rate, would have resulted in its recoverable amount being equal to its carrying value.

There were no goodwill impairment charges in 2016 or 2017.

DEFERRED TAXES

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amount of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

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FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material adverse effect on our consolidated financial statements in the period in which the judgment or settlement occurs.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgment is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

MULTIPLE-ELEMENT ARRANGEMENTS

Determining the amounts of revenue to be recognized for multiple-element arrangements requires judgment to establish the separately identifiable components and the allocation of the total price between those components.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

CONTINGENCIES

We accrue a potential loss if we believe a loss is probable and an outflow of resources is likely and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any payment as a result of a judgment or cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2017, we adopted the following amended accounting standard.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 7 –Statement of Cash Flows

Requires enhanced disclosures about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair values.

The required enhanced disclosures have been provided in Note 27, Additional cash flow information.

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FUTURE CHANGES TO ACCOUNTING STANDARDS

The following new or amended standards and interpretation issued by the IASB have an effective date after December 31, 2017 and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
IFRS 15 – Revenue from Contracts with Customers

Establishes principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to principal versus agent relationships, licences of intellectual property, contract costs and the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures will also be required under the new standard.

IFRS 15 will principally affect the timing of revenue recognition and how we classify revenues between product and service in our Bell Wireless segment. IFRS 15 will also affect how we account for costs to obtain a contract.

  Under multiple-element arrangements, revenue allocated to a satisfied performance obligation will no longer be limited to the amount that is not contingent upon the satisfaction of additional performance obligations. Although the total revenue recognized during the term of a contract will be largely unaffected, revenue recognition may be accelerated and reflected ahead of the associated cash inflows. This will result in the recognition of a contract asset on the balance sheet, corresponding to the amount of revenue recognized and not yet billed to a customer.
  The contract asset will be realized over the term of the customer contract.

  As revenues allocated to a satisfied performance obligation are no longer limited to the non-contingent amount, a greater proportion of the total revenue recognized during the term of certain customer contracts will be attributed to a delivered product, resulting in a corresponding decrease in service revenue.

  Sales commissions and any other incremental costs of obtaining a contract with a customer will be recognized on the balance sheet and amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services, except as noted below.

Under IFRS 15, certain practical expedients are permitted both on transition and on an ongoing basis.

  On transition, completed contracts that begin and end within the same annual reporting period and those completed before January 1, 2017 are not restated. Similarly, contracts modified prior to January 1, 2017 are not restated.

  When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we will recognize revenue in the amount to which we have a right to invoice.

  Costs of obtaining a contract that would be amortized within one year or less will be immediately expensed.

We continue to make progress towards adoption of IFRS 15 according to our detailed implementation plan. Changes and enhancements to our existing IT systems, business processes, and systems of internal control are being completed. A dedicated project team that leverages key resources throughout the company is in place to effect the necessary changes.

While our testing and data validation process is ongoing, we expect that the impact of the new standard will be most pronounced in our Bell Wireless segment.

  Although total revenue recognized over the term of a customer contract is not expected to change significantly, our preliminary estimate of the impact of adopting IFRS 15 is a decrease in 2017 service revenues within the range of $1.2 billion to $1.4 billion, with a corresponding increase in product revenue.

  Total operating revenues less operating costs in 2017 is estimated to increase by approximately $0.1 billion.

  Total assets on our January 1, 2017 statement of financial position will increase as we record contract assets and costs to obtain a contract. We currently estimate the value of the gross contract assets to be in the range of $1.1 billion to $1.3 billion and an increase in costs to obtain a contract of approximately $0.3 billion to $0.4 billion, both of which would be recognized through an adjustment to opening retained earnings.

  Total liabilities will increase mainly to reflect a resulting $0.4 billion deferred tax liability, also recognized through an adjustment to opening retained earnings.

  We do not expect that IFRS 15 will impact our cash flows from operating activities.

Annual periods beginning on or after January 1, 2018, using a full retrospective approach for all periods presented in the period of adoption.

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STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 2 –Share-based Payment

Clarifies the classification and measurement of cash-settled share-based payment transactions that include a performance condition, share-based payment transactions with a net settlement feature for withholding tax obligations, and modifications of a share-based payment transaction from cash-settled to equity-settled.

		The amendments to IFRS 2 will not have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2018.
IFRS 9 – Financial Instruments

Sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and modifies the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures will also be required under the new standard.

		The amendments to IFRS 9 will not have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2018.
IFRS 16 – Leases

Eliminates the distinction between operating and finance leases for lessees, requiring instead that leases be capitalized by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, an entity recognizes a financial liability representing its obligation to make future lease payments. A depreciation charge for the lease asset is recorded within operating costs and an interest expense on the lease liability is recorded within finance costs.

IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases and leases of low-value assets, nor does it substantially change lease accounting for lessors.

We continue to make progress towards adoption of IFRS 16 according to our detailed implementation plan. Changes and enhancements to our existing IT systems, business processes and systems of internal control are being designed and tested. It is not yet possible to make a reliable estimate of the impact of the new standard on our financial statements.

Annual periods beginning on or after January 1, 2019, using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach.
International Financial Reporting Interpretations Committee (IFRIC) 23 –Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

		We are currently evaluating the impact of IFRIC 23 on our financial statements.	Annual periods beginning on or after January 1, 2019, using either a full retrospective or a modified retrospective approach.

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10.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

In Q1 2017, we updated our definition of adjusted net earnings and adjusted EPS to also exclude impairment charges as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. There was no impact to previously reported results as a result of this change.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s 2017 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	2017	2016
Net earnings	2,970	3,087
Severance, acquisition and other costs	190	135
Depreciation	3,037	2,877
Amortization	813	631
Finance costs
Interest expense	955	888
Interest on post-employment benefit obligations	72	81
Other expense (income)	102	(21)
Income taxes	1,039	1,110
Adjusted EBITDA	9,178	8,788
BCE operating revenues	22,719	21,719
Adjusted EBITDA margin	40.4%	40.5%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges and early debt redemption costs, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

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The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	2017		2016
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	2,786	3.12	2,894	3.33
Severance, acquisition and other costs	143	0.16	104	0.12
Net losses on investments	29	0.03	3	–
Early debt redemption costs	15	0.02	8	0.01
Impairment charges	60	0.06	–	–
Adjusted net earnings	3,033	3.39	3,009	3.46

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	2017	2016
Cash flows from operating activities	7,358	6,643
Capital expenditures	(4,034)	(3,771)
Cash dividends paid on preferred shares	(127)	(126)
Cash dividends paid by subsidiaries to NCI	(34)	(46)
Acquisition and other costs paid	155	126
Voluntary defined benefit pension plan contribution	100	400
Free cash flow	3,418	3,226

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	2017	2016
Debt due within one year	5,178	4,887
Long-term debt	18,215	16,572
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(625)	(853)
Net debt	24,770	22,608

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NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelvemonth trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives.

These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ARPU

Average revenue per user (ARPU) or subscriber is a measure used to track our recurring revenue streams. Wireless blended ARPU is calculated by dividing certain service revenues by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.
Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 120 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

  Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

  NAS subscribers are based on a line count and are represented by a unique telephone number

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10.3 Effectiveness of internal controls

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and CEO and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2017, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

The CEO and CFO have limited the scope of their design and evaluation of our disclosure controls and procedures to exclude the disclosure controls and procedures of MTS, which we acquired on March 17, 2017. The contribution of the acquired MTS operations to our consolidated financial statements for the year ended December 31, 2017 was approximately 3% of consolidated revenues and 3% of consolidated net earnings. Additionally, at December 31, 2017, the current assets and current liabilities of the acquired MTS operations represented approximately 2% and 4% of our consolidated current assets and current liabilities, respectively, and their non-current assets and non-current liabilities represented approximately 7% and 2% of our consolidated non-current assets and non-current liabilities, respectively. The design and evaluation of the disclosure controls and procedures of MTS will be completed for the first quarter of 2018. Further details related to the acquisition of MTS is disclosed in Note 3, Business acquisitions and dispositions, in BCE’s 2017 consolidated financial statements.

Based on that evaluation, which excluded the disclosure controls and procedures of MTS, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2017.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO, and effected by the Board, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The CEO and CFO have limited the scope of their design and evaluation of our internal control over financial reporting to exclude the internal control over financial reporting of MTS.

Based on that evaluation, which excluded the internal control over financial reporting of MTS, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2017.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes during the year ended December 31, 2017 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The adoption of IFRS 15–Revenue from Contracts with Customers, required the implementation of new accounting processes, which changed the Company’s internal controls over revenue recognition, contract acquisition costs and financial reporting. We are in the process of completing the design of these controls. We do not expect significant changes to our internal control over financial reporting due to the adoption of this new standard in 2018.

BCE Inc. 2017 ANNUAL REPORT 111

Consolidated financial statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.

The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Public Accounting Firm, have audited the financial statements.

Management has prepared the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 164 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Glen LeBlanc
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President and Controller

March 8, 2018

114 BCE Inc. 2017 ANNUAL REPORT

Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BCE Inc.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of BCE Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

BASIS FOR OPINION

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP1
Chartered Professional Accountants

Montréal, Canada
March 8, 2018

We have served as the Company’s auditor since 1880.

1 CPA auditor, CA, public accountancy permit No. A124391

BCE Inc. 2017 ANNUAL REPORT 115

Consolidated financial statements

CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	NOTE	2017	2016
Operating revenues	4	22,719	21,719
Operating costs	4, 5	(13,541)	(12,931)
Severance, acquisition and other costs	4, 6	(190)	(135)
Depreciation	4, 13	(3,037)	(2,877)
Amortization	4, 14	(813)	(631)
Finance costs
Interest expense	7	(955)	(888)
Interest on post-employment benefit obligations	22	(72)	(81)
Other (expense) income	8	(102)	21
Income taxes	9	(1,039)	(1,110)
Net earnings		2,970	3,087
Net earnings attributable to:
Common shareholders		2,786	2,894
Preferred shareholders		128	137
Non-controlling interest	30	56	56
Net earnings		2,970	3,087
Net earnings per common share	10
Basic		3.12	3.33
Diluted		3.11	3.33
Average number of common shares outstanding – basic (millions)		894.3	869.1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2017	2016
Net earnings		2,970	3,087
Other comprehensive loss, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of available-for-sale financial assets, net of income taxes of nil for 2017 and 2016		–	(7)
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $21 million and $24 million for 2017 and 2016, respectively		(65)	(68)
Items that will not be reclassified to net earnings
Actuarial losses on post-employment benefit plans, net of income taxes of $92 million and $71 million for 2017 and 2016, respectively	22	(246)	(191)
Other comprehensive loss		(311)	(266)
Total comprehensive income		2,659	2,821
Total comprehensive income attributable to:
Common shareholders		2,477	2,630
Preferred shareholders		128	137
Non-controlling interest	30	54	54
Total comprehensive income		2,659	2,821

116 BCE Inc. 2017 ANNUAL REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	DECEMBER 31, 2017	DECEMBER 31, 2016
ASSETS
Current assets
Cash		442	603
Cash equivalents		183	250
Trade and other receivables	11	3,135	2,979
Inventory	12	380	403
Prepaid expenses		375	420
Other current assets		124	200
Total current assets		4,639	4,855
Non-current assets
Property, plant and equipment	13	24,033	22,346
Intangible assets	14	13,305	11,998
Deferred tax assets	9	144	89
Investments in associates and joint ventures	3, 15	814	852
Other non-current assets	16	900	1,010
Goodwill	17	10,428	8,958
Total non-current assets		49,624	45,253
Total assets		54,263	50,108
LIABILITIES
Current liabilities
Trade payables and other liabilities	18	4,623	4,326
Interest payable		168	156
Dividends payable		678	617
Current tax liabilities		140	122
Debt due within one year	19	5,178	4,887
Total current liabilities		10,787	10,108
Non-current liabilities
Long-term debt	20	18,215	16,572
Deferred tax liabilities	9	2,447	2,192
Post-employment benefit obligations	22	2,108	2,105
Other non-current liabilities	23	1,223	1,277
Total non-current liabilities		23,993	22,146
Total liabilities		34,780	32,254
Commitments and contingencies	28
EQUITY
Equity attributable to BCE shareholders
Preferred shares	25	4,004	4,004
Common shares	25	20,091	18,370
Contributed surplus	25	1,162	1,160
Accumulated other comprehensive (loss) income		(17)	46
Deficit		(6,080)	(6,040)
Total equity attributable to BCE shareholders		19,160	17,540
Non-controlling interest	30	323	314
Total equity		19,483	17,854
Total liabilities and equity		54,263	50,108

BCE Inc. 2017 ANNUAL REPORT 117

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	ATTRIBUTABLE TO BCE SHAREHOLDERS						NON- CONTROL- LING INTEREST	TOTAL EQUITY
		PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL
Balance at January 1, 2017		4,004	18,370	1,160	46	(6,040)	17,540	314	17,854
Net earnings		–	–	–	–	2,914	2,914	56	2,970
Other comprehensive loss		–	–	–	(63)	(246)	(309)	(2)	(311)
Total comprehensive (loss) income		–	–	–	(63)	2,668	2,605	54	2,659
Common shares issued under employee stock option plan	25	–	122	(6)	–	–	116	–	116
Common shares issued under employee savings plan	25	–	5	–	–	–	5	–	5
Other share-based compensation		–	–	8	–	(16)	(8)	–	(8)
Common shares issued for the acquisition of Manitoba Telecom Services Inc.	3, 25	–	1,594	–	–	–	1,594	–	1,594
Dividends declared on BCE common and preferred shares		–	–	–	–	(2,692)	(2,692)	–	(2,692)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(45)	(45)
Balance at December 31, 2017		4,004	20,091	1,162	(17)	(6,080)	19,160	323	19,483

FOR THE YEAR ENDED DECEMBER 31, 2016 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	ATTRIBUTABLE TO BCE SHAREHOLDERS						NON- CONTROL- LING INTEREST	TOTAL EQUITY
		PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL
Balance at January 1, 2016		4,004	18,100	1,150	119	(6,350)	17,023	306	17,329
Net earnings		–	–	–	–	3,031	3,031	56	3,087
Other comprehensive loss		–	–	–	(73)	(191)	(264)	(2)	(266)
Total comprehensive (loss) income		–	–	–	(73)	2,840	2,767	54	2,821
Common shares issued under employee stock option plan	25	–	104	(6)	–	–	98	–	98
Common shares issued under dividend reinvestment plan	25	–	38	–	–	–	38	–	38
Common shares issued under employee savings plan	25	–	128	–	–	–	128	–	128
Other share-based compensation		–	–	16	–	(19)	(3)	–	(3)
Dividends declared on BCE common and preferred shares		–	–	–	–	(2,511)	(2,511)	–	(2,511)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(46)	(46)
Balance at December 31, 2016		4,004	18,370	1,160	46	(6,040)	17,540	314	17,854

118 BCE Inc. 2017 ANNUAL REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2017	2016
Cash flows from operating activities
Net earnings		2,970	3,087
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	190	135
Depreciation and amortization	13, 14	3,850	3,508
Post-employment benefit plans cost	22	314	305
Net interest expense		942	875
Losses (gains) on investments	8	5	(58)
Income taxes	9	1,039	1,110
Contributions to post-employment benefit plans	22	(413)	(725)
Payments under other post-employment benefit plans	22	(77)	(76)
Severance and other costs paid		(147)	(231)
Interest paid		(965)	(882)
Income taxes paid (net of refunds)		(675)	(565)
Acquisition and other costs paid		(155)	(126)
Net change in operating assets and liabilities		480	286
Cash flows from operating activities		7,358	6,643
Cash flows used in investing activities
Capital expenditures	4	(4,034)	(3,771)
Business acquisitions	3	(1,649)	(404)
Disposition of intangibles and other assets	3	323	–
Decrease in investments		6	107
Loan to related party	3	–	(517)
Other investing activities		(83)	1
Cash flows used in investing activities		(5,437)	(4,584)
Cash flows used in financing activities
Increase in notes payable		333	991
Issue of long-term debt	20	3,011	2,244
Repayment of long-term debt	20	(2,653)	(2,516)
Issue of common shares	25	117	99
Repurchase of shares for settlement of share-based payments	26	(224)	(106)
Cash dividends paid on common shares		(2,512)	(2,305)
Cash dividends paid on preferred shares		(127)	(126)
Cash dividends paid by subsidiaries to non-controlling interest		(34)	(46)
Other financing activities		(60)	(54)
Cash flows used in financing activities		(2,149)	(1,819)
Net (decrease) increase in cash		(161)	503
Cash at beginning of year		603	100
Cash at end of year		442	603
Net decrease in cash equivalents		(67)	(263)
Cash equivalents at beginning of year		250	513
Cash equivalents at end of year		183	250

BCE Inc. 2017 ANNUAL REPORT 119

Notes to consolidated financial statements

Notes to consolidated financial statements

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers nationally across Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 8, 2018.

Note 2 Significant accounting policies

A) BASIS OF PRESENTATION

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.

All amounts are in millions of Canadian dollars, except where noted.

FUNCTIONAL CURRENCY

The financial statements are presented in Canadian dollars, the company’s functional currency.

B) BASIS OF CONSOLIDATION

We consolidate the financial statements of all of our subsidiaries. Subsidiaries are entities we control, where control is achieved when the company is exposed or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The results of subsidiaries acquired during the year are consolidated from the date of acquisition and the results of subsidiaries sold during the year are deconsolidated from the date of disposal. Where necessary, adjustments are made to the financial statements of acquired subsidiaries to conform their accounting policies to ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

Changes in BCE’s ownership interest in a subsidiary that do not result in a change of control are accounted for as equity transactions, with no effect on net earnings or on other comprehensive (loss) income.

C) REVENUE RECOGNITION

We recognize revenues from the sale of products or the rendering of services when they are earned; specifically when all the following conditions are met:

  the significant risks and rewards of ownership are transferred to customers and we retain neither continuing managerial involvement nor effective control there is clear evidence that an arrangement exists
  the amount of revenues and related costs can be measured reliably it is probable that the economic benefits associated with the transaction will flow to the company

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees over the term of the contract subscriber revenues when customers receive the service
  revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met advertising revenue, net of agency commissions, when advertisements are aired on radio or TV, posted on our website or appear on the company’s advertising panels and street furniture

We measure revenues at the fair value of the arrangement consideration. We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Trade payables and other liabilities or in Other non-current liabilities in the consolidated statements of financial position (statements of financial position).

Revenues are reduced for customer rebates and allowances and exclude sales and other taxes we collect from our customers.

We expense subscriber acquisition costs when the related services are activated.

120 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

MULTIPLE-ELEMENT ARRANGEMENTS

We enter into arrangements that may include the sale of a number of products and services together, primarily to our wireless and business customers. When two or more products or services have value to our customers on a stand-alone basis, we separately account for each product or service according to the methods previously described. The total price to the customer is allocated to each product or service based on its relative fair value. When an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.

If the conditions to account for each product or service separately are not met, we recognize revenues proportionately over the term of the sale agreement.

SUBCONTRACTED SERVICES

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.

D) SHARE-BASED PAYMENTS

Our share-based payment arrangements include stock options, restricted share units and performance share units (RSUs/PSUs), deferred share units (DSUs), an employee savings plan (ESP) and a deferred share plan (DSP).

STOCK OPTIONS

We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. We recognize compensation expense in Operating costs in the consolidated income statements (income statements). Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.

We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.

RSUs/PSUs

For each RSU/PSU granted, we recognize compensation expense in Operating costs in the income statements, equal to the market value of a BCE common share at the date of grant and based on the number of RSUs/PSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus. Additional RSUs/PSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/PSUs that are expected to vest. The effect of these changes is recognized in the period of the change. Upon settlement of the RSUs/PSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/PSUs are settled in BCE common shares, DSUs, or a combination thereof.

DSUs

If compensation is elected to be taken in DSUs, we issue DSUs equal to the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

ESP

We recognize our ESP contributions as compensation expense in Operating costs in the income statements. We credit contributed surplus for the ESP expense recognized over the two-year vesting period, based on management’s estimate of the accrued contributions that are expected to vest. Upon settlement of shares under the ESP, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

DSP

For each deferred share granted under the DSP, we recognize compensation expense in Operating costs in the income statements equal to the market value of a BCE common share and based on the number of deferred shares expected to vest, recognized over the vesting period. Additional deferred shares are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in the market value of BCE common shares and any change in management’s estimate of the number of deferred shares that are expected to vest. The cumulative effect of any change in value is recognized in the period of the change. Participants have the option to receive either BCE common shares or a cash equivalent for each vested deferred share upon qualifying for payout under the terms of the grant.

E) INCOME AND OTHER TAXES

Current and deferred income tax expense is recognized in the income statements, except to the extent that the expense relates to items recognized in other comprehensive (loss) income or directly in equity.

A current or non-current tax asset (liability) is the estimated tax receivable (payable) on taxable earnings (loss) for the current or past periods. We also record future tax liabilities, which are included in Other non-current liabilities in the statements of financial position.

We use the liability method to account for deferred tax assets and liabilities, which arise from:

  temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases the carryforward of unused tax losses and credits, to the extent they can be used in the future

BCE Inc. 2017 ANNUAL REPORT 121

Notes to consolidated financial statements

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

INVESTMENT TAX CREDITS (ITCs), OTHER TAX CREDITS AND GOVERNMENT GRANTS

We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of Trade and other receivables in the statements of financial position when they are expected to be utilized in the next year. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

F) CASH EQUIVALENTS

Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase.

G) SECURITIZATION OF TRADE RECEIVABLES

Proceeds on the securitization of trade receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

H) INVENTORY

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or potentially obsolete, calculated using an inventory aging analysis.

I) PROPERTY, PLANT AND EQUIPMENT

We record property, plant and equipment at historical cost. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, and labour.

Borrowing costs are capitalized for qualifying assets, if the time to build or develop is in excess of one year, at a rate that is based on our weighted average interest rate on our outstanding long-term debt. Gains or losses on the sale or retirement of property, plant and equipment are recorded in Other (expense) income in the income statements.

LEASES

Leases of property, plant and equipment are recognized as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments. If there is reasonable certainty that the lease transfers ownership of the asset to us by the end of the lease term, the asset is amortized over its useful life. Otherwise, the asset is amortized over the shorter of its useful life and the lease term. The long-term lease liability is measured at amortized cost using the effective interest method.

All other leases are classified as operating leases. We recognize operating lease expense in Operating costs in the income statements on a straight-line basis over the term of the lease.

ASSET RETIREMENT OBLIGATIONS (AROs)

We initially measure and record AROs at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the ARO and record a corresponding amount in interest expense to reflect the passage of time.

J) INTANGIBLE ASSETS

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets are recorded at cost less accumulated amortization, and accumulated impairment losses, if any.

SOFTWARE

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost and labour.

Software development costs are capitalized when all the following conditions are met:

  technical feasibility can be demonstrated
  management has the intent and the ability to complete the asset for use or sale it is probable that economic benefits will be generated
  costs attributable to the asset can be measured reliably

122 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

CUSTOMER RELATIONSHIPS

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

PROGRAM AND FEATURE FILM RIGHTS

We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of broadcasting. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization, and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets for rights acquired and Iiabilities for obligations incurred when:

  we receive a broadcast master and the cost is known or reasonably determinable for new program and feature film licences the licence term commences for licence period extensions or syndicated programs

Programs and feature films are classified as non-current assets with related liabilities classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.

INDEFINITE-LIFE INTANGIBLE ASSETS

Brand assets, mainly comprised of the Bell, Bell Media and Bell MTS brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year. Borrowing costs are calculated at a rate that is based on our weighted average interest rate on our outstanding long-term debt.

Currently there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

K) DEPRECIATION AND AMORTIZATION

We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, as required. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	2 to 40 years
Buildings	5 to 50 years
Finite-life intangible assets
Software	2 to 12 years
Customer relationships	3 to 26 years
Program and feature film rights	Up to 5 years

L) INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Other (expense) income in the income statements.

Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income on an after-tax basis.

Investments are reviewed for impairment at each reporting period and we compare their recoverable amount to their carrying amount when there is an indication of impairment.

We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.

M) BUSINESS COMBINATIONS AND GOODWILL

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and recorded in Severance, acquisition and other costs in the income statements.

Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is remeasured to fair value and any gain or loss on remeasurement is recognized in Other (expense) income in the income statements. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is recorded as Goodwill in the statements of financial position. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in Other (expense) income in the income statements immediately as a bargain purchase gain.

Changes in our ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the change in the carrying amount of non-controlling interest (NCI) and the consideration paid or received is attributed to owner’s equity.

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Notes to consolidated financial statements

N) IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Other (expense) income in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 4, Segmented information.

O) FINANCIAL INSTRUMENTS

TRADE AND OTHER RECEIVABLES

Trade and other receivables, which include trade receivables and other short-term receivables, are measured at amortized cost using the effective interest method, net of any allowance for doubtful accounts. An allowance for doubtful accounts is established based on individually significant exposures or on historical trends. Factors considered when establishing an allowance include current economic conditions, historical information and the reason for the delay in payment. Amounts considered uncollectible are written off and recognized in Operating costs in the income statements.

AVAILABLE-FOR-SALE (AFS) FINANCIAL ASSETS

Our portfolio investments in equity securities are classified as AFS and are presented in our statements of financial position as Other non-current assets. They have been designated as such based on management’s intentions or because they are not classified in any other categories. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in Other comprehensive (loss) income in the consolidated statements of comprehensive income (statements of comprehensive income) and are reclassified to Other (expense) income in the income statements when realized or when an impairment is determined.

OTHER FINANCIAL LIABILITIES

Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

COSTS OF ISSUING DEBT AND EQUITY

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

P) DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to manage interest rate risk, foreign currency risk and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and operating revenues and expenses. We do not use derivative financial instruments for speculative or trading purposes.

HEDGE ACCOUNTING

To qualify for hedge accounting, we document the relationship between the derivative and the related identified risk exposure, and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, a specific firm commitment, anticipated purchases or sales.

We assess the effectiveness of a derivative in managing an identified risk exposure when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting.

FAIR VALUE HEDGES

We enter into interest rate swaps to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties in Other current assets or Trade payables and other liabilities in the

124 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

statements of financial position for swaps due within one year and in Other non-current assets or Other non-current liabilities for swaps that have a maturity of more than one year. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other (expense) income in the income statements and offset, unless a portion of the hedging relationship is ineffective.

CASH FLOW HEDGES

We enter into cash flow hedges to mitigate foreign currency risk on certain debt instruments and anticipated purchases and sales, as well as interest rate risk related to future debt issuances. We use foreign currency forward contracts to manage the exposure to anticipated purchases and sales denominated in foreign currencies.

Changes in the fair value of foreign currency forward contracts related to anticipated purchases and sales are recognized in our statements of comprehensive income, except for any ineffective portion, which is recognized immediately in Other (expense) income in the income statements. Realized gains and losses in Accumulated other comprehensive income are reclassified to the income statements or as an adjustment to the cost basis of the hedged item in the same periods as the corresponding hedged transactions are recognized. Cash flow hedges that mature within one year are included in Other current assets or Trade payables and other liabilities in the statements of financial position, whereas hedges that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.

We use cross currency basis swaps and foreign currency forward contracts to manage our U.S. dollar borrowings under our unsecured committed term credit facility and U.S. commercial paper program. Changes in the fair value of these derivatives and the related borrowings are recognized in Other (expense) income in the income statements and offset, unless a portion of the hedging relationship is ineffective.

DERIVATIVES USED AS ECONOMIC HEDGES

We use derivatives to manage cash flow exposures related to equity-settled share-based payment plans and anticipated purchases, equity price risk related to a cash-settled share-based payment plan, and interest rate risk related to preferred share dividend rate resets. As these derivatives do not qualify for hedge accounting, the changes in their fair value are recorded in the income statements in Operating costs for derivatives used to hedge cash-settled share-based payments and in Other (expense) income for other derivatives.

Q) POST-EMPLOYMENT BENEFIT PLANS

DEFINED BENEFIT (DB) AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

We maintain DB pension plans that provide pension benefits for certain employees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. Certain plans provide cost of living adjustments to help protect the income of retired employees against inflation.

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections, future service and life expectancy.

We provide OPEBs to some of our employees, including:

  healthcare and life insurance benefits during retirement, which were phased out for new retirees over a ten-year period ending on December 31, 2016. We do not fund most of these OPEB plans.
  other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:

  the projected unit credit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate fixed income investments with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy

We value post-employment benefit plan assets at fair value using current market values.

Post-employment benefit plans current service cost is included in Operating costs in the income statements. Interest on our post-employment benefit assets and obligations is recognized in Finance costs in the income statements and represents the accretion of interest on the assets and obligations under our post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in Other comprehensive (loss) income in the statements of comprehensive income in the period in which they occur and are recognized immediately in the deficit.

December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation based on management’s assumptions at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The most recent actuarial valuation of our significant pension plans was as at December 31, 2016.

DEFINED CONTRIBUTION (DC) PENSION PLANS

We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.

We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.

Generally, new employees can participate only in the DC pension plans.

BCE Inc. 2017 ANNUAL REPORT 125

Notes to consolidated financial statements

R) PROVISIONS

Provisions are recognized when all the following conditions are met:

  the company has a present legal or constructive obligation based on past events it is probable that an outflow of economic resources will be required to settle the obligation the amount can be reasonably estimated

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense which is recognized in Finance costs in the income statements.

S) ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgments are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

IMPAIRMENT OF NON-FINANCIAL ASSETS

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.

DEFERRED TAXES

The amount of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

126 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

JUDGMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

Management judgment is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

MULTIPLE-ELEMENT ARRANGEMENTS

Determining the amounts of revenue to be recognized for multiple-element arrangements requires judgment to establish the separately identifiable components and the allocation of the total price between those components.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

CONTINGENCIES

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

T) CHANGE IN ACCOUNTING ESTIMATE

In 2017 and 2016, as part of our ongoing annual review of property, plant and equipment and finite-life intangible assets, and to better reflect their useful lives, we increased the estimate of useful lives of certain assets. The changes have been applied prospectively effective January 1, 2017 and January 1, 2016, and did not have a significant impact on our financial statements.

U) ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2017, we adopted the following amended accounting standard.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 7 – Statement of Cash Flows

Requires enhanced disclosures about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair values.

The required enhanced disclosures have been provided in Note 27, Additional cash flow information.

BCE Inc. 2017 ANNUAL REPORT 127

Notes to consolidated financial statements

V) FUTURE CHANGES TO ACCOUNTING STANDARDS

The following new or amended standards and interpretation issued by the IASB have an effective date after December 31, 2017 and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
IFRS 15 – Revenue from Contracts with Customers

Establishes principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to principal versus agent relationships, licences of intellectual property, contract costs and the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures will also be required under the new standard.

IFRS 15 will principally affect the timing of revenue recognition and how we classify revenues between product and service in our Bell Wireless segment. IFRS 15 will also affect how we account for costs to obtain a contract.

  Under multiple-element arrangements, revenue allocated to a satisfied performance obligation will no longer be limited to the amount that is not contingent upon the satisfaction of additional performance obligations. Although the total revenue recognized during the term of a contract will be largely unaffected, revenue recognition may be accelerated and reflected ahead of the associated cash inflows. This will result in the recognition of a contract asset on the balance sheet, corresponding to the amount of revenue recognized and not yet billed to a customer. The contract asset will be realized over the term of the customer contract.

  As revenues allocated to a satisfied performance obligation are no longer limited to the non-contingent amount, a greater proportion of the total revenue recognized during the term of certain customer contracts will be attributed to a delivered product, resulting in a corresponding decrease in service revenue.

  Sales commissions and any other incremental costs of obtaining a contract with a customer will be recognized on the balance sheet and amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services, except as noted below.

Under IFRS 15, certain practical expedients are permitted both on transition and on an ongoing basis.

  On transition, completed contracts that begin and end within the same annual reporting period and those completed before January 1, 2017 are not restated. Similarly, contracts modified prior to January 1, 2017 are not restated.

  When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we will recognize revenue in the amount to which we have a right to invoice.

  Costs of obtaining a contract that would be amortized within one year or less will be immediately expensed.

We continue to make progress towards adoption of IFRS 15 according to our detailed implementation plan. Changes and enhancements to our existing information technology (IT) systems, business processes, and systems of internal control are being completed. A dedicated project team that leverages key resources throughout the company is in place to effect the necessary changes.

While our testing and data validation process is ongoing, we expect that the impact of the new standard will be most pronounced in our Bell Wireless segment.

  Although total revenue recognized over the term of a customer contract is not expected to change significantly, our preliminary estimate of the impact of adopting IFRS 15 is a decrease in 2017 service revenues within the range of $1.2 billion to $1.4 billion, with a corresponding increase in product revenue.

  Total operating revenues less operating costs in 2017 is estimated to increase by approximately $0.1 billion.

  Total assets on our January 1, 2017 statement of financial position will increase as we record contract assets and costs to obtain a contract. We currently estimate the value of the gross contract assets to be in the range of $1.1 billion to $1.3 billion and an increase in costs to obtain a contract of approximately $0.3 billion to $0.4 billion, both of which would be recognized through an adjustment to opening retained earnings.

  Total liabilities will increase mainly to reflect a resulting $0.4 billion deferred tax liability, also recognized through an adjustment to opening retained earnings.

  We do not expect that IFRS 15 will impact our cash flows from operating activities.

Annual periods beginning on or after January 1, 2018, using a full retrospective approach for all periods presented in the period of adoption.

128 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 2 – Share-based Payment

Clarifies the classification and measurement of cash-settled share-based payment transactions that include a performance condition, share-based payment transactions with a net settlement feature for withholding tax obligations, and modifications of a share-based payment transaction from cash-settled to equity-settled.

		The amendments to IFRS 2 will not have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2018.
IFRS 9 – Financial Instruments

Sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and modifies the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures will also be required under the new standard.

		The amendments to IFRS 9 will not have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2018.
IFRS 16 – Leases

Eliminates the distinction between operating and finance leases for lessees, requiring instead that leases be capitalized by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, an entity recognizes a financial liability representing its obligation to make future lease payments. A depreciation charge for the lease asset is recorded within operating costs and an interest expense on the lease liability is recorded within finance costs.

IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases and leases of low-value assets, nor does it substantially change lease accounting for lessors.

We continue to make progress towards adoption of IFRS 16 according to our detailed implementation plan. Changes and enhancements to our existing IT systems, business processes, and systems of internal control are being designed and tested. It is not yet possible to make a reliable estimate of the impact of the new standard on our financial statements.

Annual periods beginning on or after January 1, 2019, using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach.
International Financial Reporting Interpretations Committee (IFRIC) 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

		We are currently evaluating the impact of IFRIC 23 on our financial statements.	Annual periods beginning on or after January 1, 2019, using either a full retrospective or a modified retrospective approach.

BCE Inc. 2017 ANNUAL REPORT 129

Notes to consolidated financial statements

Note 3 Business acquisitions and dispositions

2017

ACQUISITION OF MTS

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, of which $1,339 million was paid in cash and the remaining $1,594 million through the issuance of approximately 27.6 million BCE common shares. BCE funded the cash component of the transaction through debt financing.

Bell MTS is an information and communications technology provider offering wireless, Internet, TV, phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba.

The acquisition of MTS allows us to reach more Canadians through the expansion of our wireless and wireline broadband networks while supporting our goal of being recognized by customers as Canada’s leading communications company.

The results from the acquired MTS operations are included in our Bell Wireline and Bell Wireless segments from the date of acquisition.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	1,339
Issuance of 27.6 million BCE common shares (1)	1,594
Total cost to be allocated	2,933
Trade and other receivables	91
Other non-cash working capital	(164)
Assets held for sale (2)	302
Property, plant and equipment	978
Finite-life intangible assets (3)	979
Indefinite-life intangible assets (4)	280
Deferred tax assets	32
Other non-current assets	129
Debt due within one year	(251)
Long-term debt	(721)
Other non-current liabilities	(49)
1,606
Cash and cash equivalents	(16)
Fair value of net assets acquired	1,590
Goodwill (5)	1,343

(1)	Recorded at fair value based on the market price of BCE common shares on the acquisition date.
(2)	Consists of finite-life and indefinite-life intangible assets recorded at fair value less costs to sell.
(3)	Consists mainly of customer relationships.
(4)	Indefinite-life intangible assets of $228 million and $52 million were allocated to our Bell Wireless and Bell Wireline groups of cash generating units (CGUs), respectively.
(5)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. Goodwill arising from the transaction of $677 million and $666 million was allocated to our Bell Wireless and Bell Wireline groups of CGUs, respectively.

As a result of the acquisition of MTS, we acquired non-capital tax loss carryforwards of approximately $1.5 billion and recognized a deferred tax asset of approximately $300 million which was realized in 2017.

Revenues of $728 million and net earnings of $87 million from the acquired MTS operations are included in the consolidated income statements from the date of acquisition. BCE’s consolidated operating revenues and net earnings for the year ended December 31, 2017 would have been $22,913 million and $2,978 million, respectively, had the acquisition of MTS occurred on January 1, 2017. These proforma amounts reflect the elimination of intercompany transactions, financing costs and the amortization of certain elements of the purchase price allocation and related tax adjustments.

During Q2 2017, BCE completed the previously announced divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS Communications Inc. (TELUS) for total proceeds of $323 million.

Subsequent to the acquisition of MTS, on March 17, 2017, BCE transferred to Xplornet Communications Inc. (Xplornet) a total of 40 Megahertz (MHz) of 700 MHz, advanced wireless services-1 and 2500 MHz wireless spectrum which was previously held by MTS. BCE has also agreed to transfer to Xplornet wireless customers once Xplornet launches its mobile wireless service.

130 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

ACQUISITION OF CIESLOK MEDIA LTD. (CIESLOK MEDIA)

On January 3, 2017, BCE acquired all of the issued and outstanding common shares of Cieslok Media for a total cash consideration of $161 million.

Cieslok Media specializes in large-format outdoor advertising in key urban areas across Canada. This acquisition will contribute to growing and strengthening our digital presence in out-of-home advertising. Cieslok Media is included in our Bell Media segment in our consolidated financial statements.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	161
Total cost to be allocated	161
Trade and other receivables	11
Other non-cash working capital	(4)
Property, plant and equipment	13
Finite-life intangible assets	6
Indefinite-life intangible assets	76
Deferred tax liabilities	(20)
Other non-current liabilities	(1)
81
Cash and cash equivalents	1
Fair value of net assets acquired	82
Goodwill (1)	79

(1)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. The goodwill arising from the transaction was allocated to our Bell Media group of CGUs.

The transaction did not have a significant impact on our consolidated operating revenues and net earnings for the year ended December 31, 2017.

ACQUISITION OF ALARMFORCE INDUSTRIES INC. (ALARMFORCE)

Subsequent to year end, on January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

Subsequent to the acquisition of AlarmForce, on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to TELUS for total proceeds of approximately $67 million subject to customary closing adjustments.

AlarmForce provides security alarm monitoring, personal emergency response monitoring, video surveillance and related services to residential and commercial subscribers. The acquisition of AlarmForce supports our strategic expansion in the Connected Home marketplace.

AlarmForce will be included in our Bell Wireline segment in our consolidated financial statements.

The fair values of AlarmForce’s assets and liabilities have not yet been determined.

PROPOSED ACQUISITION OF SÉRIES+ AND HISTORIA SPECIALTY CHANNELS

On October 17, 2017, BCE entered into an agreement with Corus Entertainment Inc. (Corus) to acquire French-language specialty channels Séries+ and Historia. The transaction is valued at approximately $200 million. Subject to closing conditions, including approval by the CRTC and the Competition Bureau, the transaction is expected to close in mid-2018.

Séries+ is a fiction channel, offering locally produced dramas as well as foreign series. Historia broadcasts a suite of locally produced original content including documentaries, reality series and drama series.

The acquisition of Séries+ and Historia is expected to further enhance our competitiveness in the Québec media landscape.

2016

ACQUISITION OF Q9 NETWORKS INC. (Q9)

On October 3, 2016, BCE acquired the remaining 64.6% of the issued and outstanding shares of Q9 that it did not already own for a total cash consideration of approximately $170 million.

Q9 is a Toronto-based data centre operator providing outsourced hosting and other data solutions to Canadian business and government customers. The acquisition supports BCE’s ability to compete against domestic and international providers in the growing outsourced data services sector. Q9 is included in our Bell Wireline segment in our financial statements.

BCE Inc. 2017 ANNUAL REPORT 131

Notes to consolidated financial statements

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	170
Fair value of previously held interest in Q9 and favourable purchase option	131
Note receivable from Q9	517
Total cost to be allocated	818
Trade and other receivables	19
Other non-cash working capital	(39)
Property, plant and equipment	311
Finite-life intangible assets	267
Long-term debt	(7)
Deferred tax liabilities	(69)
Other non-current liabilities	(16)
466
Cash and cash equivalents	12
Fair value of net assets acquired	478
Goodwill (1)	340

(1)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. The goodwill arising from the transaction was allocated to our Bell Wireline group of CGUs.

In 2016, prior to the acquisition of Q9, BCE provided a loan of $517 million to Q9 mainly for the repayment of certain of its debt.

A gain on investment of $12 million was recognized in Other (expense) income in the income statements in 2016 from remeasuring BCE’s previously held equity interest in Q9 to its fair value.

Revenues of $29 million and net earnings of $2 million were included in the income statements in 2016 from the date of acquisition. BCE’s consolidated operating revenues and net earnings for the year ended December 31, 2016 would have been $21,801 million and $3,038 million, respectively, had the Q9 acquisition occurred on January 1, 2016. These proforma amounts reflect the elimination of intercompany transactions and earnings related to our previously held interest, the amortization of certain elements of the purchase price allocation and related tax adjustments.

NATIONAL EXPANSION OF HBO AND THE MOVIE NETWORK (TMN)

In Q1 2016, BCE completed a transaction with Corus under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total cash consideration of $218 million, of which $21 million was paid in 2015.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	218
Finite-life intangible assets	8
Non-current assets	1
Current liabilities	(3)
Non-current liabilities	(8)
Fair value of net assets acquired	(2)
Goodwill (1)	220

(1)	Goodwill arises principally from the ability to leverage media content and expected future growth. The amount of goodwill deductible for tax purposes is $163 million at a 7% annual rate declining balance. The goodwill arising from the transaction was allocated to our Bell Media group of CGUs.

The transaction is part of our strategy to create, negotiate and deliver premium TV programming to Canadian consumers across more platforms on a national basis.

This transaction did not have a significant impact on our consolidated operating revenues and net earnings for the year ended December 31, 2016.

132 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 4 Segmented information

The accounting policies used in our segment reporting are the same as those we describe in Note 2, Significant accounting policies. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.

We measure the performance of each segment based on segment profit, which is equal to operating revenues less operating costs for the segment. We report severance, acquisition and other costs and depreciation and amortization by segment for external reporting purposes. Substantially all of our finance costs and other (expense) income are managed on a corporate basis and, accordingly, are not reflected in segment results.

Substantially all of our operations and assets are located in Canada.

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS. The results from the acquired MTS operations are included in our Bell Wireless and Bell Wireline segments from the date of acquisition.

Our Bell Wireless segment provides wireless voice and data communication products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Our Bell Wireline segment provides data, including Internet access and Internet protocol television, local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Our Bell Media segment provides conventional, specialty and pay TV, digital media, radio broadcasting services and out-of-home advertising services to customers nationally across Canada.

SEGMENTED INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		7,838	12,205	2,676	–	22,719
Inter-segment		45	210	428	(683)	–
Total operating revenues		7,883	12,415	3,104	(683)	22,719
Operating costs	5	(4,607)	(7,229)	(2,388)	683	(13,541)
Segment profit (1)		3,276	5,186	716	–	9,178
Severance, acquisition and other costs	6	(18)	(150)	(22)	–	(190)
Depreciation and amortization	13, 14	(603)	(3,102)	(145)	–	(3,850)
Finance costs
Interest expense	7					(955)
Interest on post-employment benefit obligations	22					(72)
Other expense	8					(102)
Income taxes	9					(1,039)
Net earnings						2,970
Goodwill	17	3,032	4,497	2,899	–	10,428
Indefinite-life intangible assets	14	3,891	1,692	2,645	–	8,228
Capital expenditures		731	3,174	129	–	4,034

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2017 ANNUAL REPORT 133

Notes to consolidated financial statements

FOR THE YEAR ENDED DECEMBER 31, 2016	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		7,117	11,917	2,685	–	21,719
Inter-segment		42	187	396	(625)	–
Total operating revenues		7,159	12,104	3,081	(625)	21,719
Operating costs	5	(4,156)	(7,062)	(2,338)	625	(12,931)
Segment profit (1)		3,003	5,042	743	–	8,788
Severance, acquisition and other costs	6	(6)	(130)	1	–	(135)
Depreciation and amortization	13, 14	(555)	(2,816)	(137)	–	(3,508)
Finance costs
Interest expense	7					(888)
Interest on post-employment benefit obligations	22					(81)
Other income	8					21
Income taxes	9					(1,110)
Net earnings						3,087
Goodwill	17	2,304	3,831	2,823	–	8,958
Indefinite-life intangible assets	14	3,663	1,640	2,640	–	7,943
Capital expenditures		733	2,936	102	–	3,771

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

REVENUES BY SERVICES AND PRODUCTS

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Services
Wireless	7,308	6,602
Data	7,146	6,791
Local and access	3,161	3,089
Long distance	639	741
Media	2,676	2,685
Other services	213	182
Total services	21,143	20,090
Products
Wireless	530	515
Data	519	559
Equipment and other	527	555
Total products	1,576	1,629
Total operating revenues	22,719	21,719

134 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 5 Operating costs

FOR THE YEAR ENDED DECEMBER 31	NOTE	2017	2016
Labour costs
Wages, salaries and related taxes and benefits		(4,158)	(4,016)
Post-employment benefit plans service cost (net of capitalized amounts)	22	(242)	(224)
Other labour costs (1)		(1,056)	(1,036)
Less:
Capitalized labour		1,043	967
Total labour costs		(4,413)	(4,309)
Cost of revenues (2)		(7,056)	(6,705)
Other operating costs (3)		(2,072)	(1,917)
Total operating costs		(13,541)	(12,931)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

Research and development expenses of $119 million and $147 million are included in operating costs for 2017 and 2016, respectively.

Note 6 Severance, acquisition and other costs

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Severance	(79)	(87)
Acquisition and other	(111)	(48)
Total severance, acquisition and other costs	(190)	(135)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include a loss on transfer of spectrum licences relating to the MTS acquisition in 2017 and severance and integration costs relating to the privatization of Bell Aliant Inc.

Note 7 Interest expense

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Interest expense on long-term debt	(898)	(852)
Interest expense on other debt	(101)	(86)
Capitalized interest	44	50
Total interest expense	(955)	(888)

Interest expense on long-term debt includes interest on finance leases of $145 million and $153 million for 2017 and 2016, respectively.

Capitalized interest was calculated using an average rate of 3.81% and 3.95% for 2017 and 2016, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

BCE Inc. 2017 ANNUAL REPORT 135

Notes to consolidated financial statements

Note 8 Other (expense) income

FOR THE YEAR ENDED DECEMBER 31	NOTE	2017	2016
Net mark-to-market gains on derivatives used as economic hedges		88	67
Impairment of assets	13, 14	(82)	(9)
Losses on retirements and disposals of property, plant and equipment and intangible assets		(47)	(28)
Equity losses from investments in associates and joint ventures	15
Loss on investment		(22)	(57)
Operations		(9)	(32)
Early debt redemption costs	20	(20)	(11)
(Losses) gains on investments		(5)	58
Other		(5)	33
Total other (expense) income		(102)	21

IMPAIRMENT OF ASSETS

In 2017, we recorded impairment charges of $82 million, of which $70 million was allocated to indefinite-life intangible assets, and $12 million to finite-life intangible assets. The impairment charges relate to our music TV channels and two small market radio station CGUs within our Bell Media segment. These impairments were the result of revenue and profitability declines from lower audience levels. The charges were determined by comparing the carrying value of the CGUs to their fair value less costs of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2018 to December 31, 2022, using a discount rate of 8.5% and a perpetuity growth rate of nil, as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $67 million at December 31, 2017.

EQUITY LOSSES FROM INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In 2017 and 2016, we recorded a loss on investment of $20 million and $11 million, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

In 2016, we also recorded a loss on investment of $46 million related to BCE’s share of the loss recorded by one of our equity investments on the sale of a portion of its operations.

(LOSSES) GAINS ON INVESTMENTS

In 2016, BCE recorded gains on investments of $58 million which included a gain related to one of our equity investments of $34 million, as well as a gain on investment of $12 million due to the remeasurement of BCE’s previously held equity interest in Q9 to its fair value. See Note 3, Business acquisitions and dispositions for additional details.

136 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 9 Income taxes

The following table shows the significant components of income taxes deducted from net earnings.

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Current taxes
Current taxes	(758)	(850)
Uncertain tax positions	(9)	(14)
Change in estimate relating to prior periods	40	14
Other	–	(1)
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(41)	(299)
Change in estimate relating to prior periods	11	32
Recognition and utilization of loss carryforwards	(304)	(1)
Effect of change in provincial corporate tax rate	(3)	4
Resolution of uncertain tax positions	25	5
Total income taxes	(1,039)	(1,110)

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 27.1% for 2017 and 2016.

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Net earnings	2,970	3,087
Add back income taxes	1,039	1,110
Earnings before income taxes	4,009	4,197
Applicable statutory tax rate	27.1%	27.1%
Income taxes computed at applicable statutory rates	(1,086)	(1,137)
Non-taxable portion of (losses) gains on investments	(1)	11
Uncertain tax positions	16	(9)
Effect of change in provincial corporate tax rate	(3)	4
Change in estimate relating to prior periods	51	46
Non-taxable portion of equity losses	(10)	(23)
Other	(6)	(2)
Total income taxes	(1,039)	(1,110)
Average effective tax rate	25.9%	26.4%

The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

FOR THE YEAR ENDED DECEMBER 31	2017		2016
	OTHER COMPREHENSIVE LOSS	DEFICIT	OTHER COMPREHENSIVE LOSS	DEFICIT
Current taxes	10	9	127	11
Deferred taxes	103	2	(32)	6
Total income tax recovery	113	11	95	17

BCE Inc. 2017 ANNUAL REPORT 137

Notes to consolidated financial statements

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

NET DEFERRED TAX LIABILITY	NOTE	NON- CAPITAL LOSS CARRY- FORWARDS	POST- EMPLOY- MENT BENEFIT PLANS	INDEFINITE- LIFE INTANGIBLE ASSETS	PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS	INVESTMENT TAX CREDITS	CRTC TANGIBLE BENEFITS	OTHER	TOTAL
January 1, 2016		12	520	(1,619)	(968)	(6)	61	265	(1,735)
Income statement		(1)	(28)	(61)	(152)	(3)	(17)	3	(259)
Business acquisitions		10	–	–	(79)	–	–	(6)	(75)
Other comprehensive income		–	(38)	–	–	–	–	6	(32)
Deficit		–	–	–	–	–	–	6	6
Other		–	–	–	–	–	–	(8)	(8)
December 31, 2016		21	454	(1,680)	(1,199)	(9)	44	266	(2,103)
Income statement		(304)	(31)	(8)	12	7	(14)	26	(312)
Business acquisitions	3	300	(11)	(73)	(223)	(5)	–	24	12
Other comprehensive income		–	82	–	–	–	–	21	103
Deficit		–	–	–	–	–	–	2	2
Other		–	–	–	(3)	–	–	(2)	(5)
December 31, 2017		17	494	(1,761)	(1,413)	(7)	30	337	(2,303)

At December 31, 2017, BCE had $208 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $17 million for $64 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2029 to 2037.
  did not recognize a deferred tax asset for $144 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2037.

At December 31, 2017, BCE had $827 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

At December 31, 2016, BCE had $221 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $21 million, of which $11 million related to Q9, for $77 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2029 to 2036.
  did not recognize a deferred tax asset for $144 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2035.

At December 31, 2016, BCE had $765 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

Note 10 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Net earnings attributable to common shareholders – basic	2,786	2,894
Dividends declared per common share (in dollars)	2.87	2.73
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	894.3	869.1
Assumed exercise of stock options (1)	0.6	1.2
Weighted average number of common shares outstanding – diluted (in millions)	894.9	870.3

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,031,125 in 2017 and 2,936,091 in 2016.

138 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 11 Trade and other receivables

FOR THE YEAR ENDED DECEMBER 31	NOTE	2017	2016
Trade receivables (1)		3,138	2,967
Allowance for doubtful accounts	24	(55)	(60)
Allowance for revenue adjustments		(80)	(85)
Current tax receivable		31	35
Other accounts receivable		101	122
Total trade and other receivables		3,135	2,979

(1)	The details of securitized trade receivables are set out in Note 19, Debt due within one year.

Note 12 Inventory

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Finished goods	322	333
Work in progress	76	85
Provision	(18)	(15)
Total inventory	380	403

The total amount of inventory subsequently recognized as an expense in cost of revenues was $2,910 million and $2,689 million for 2017 and 2016, respectively.

Note 13 Property, plant and equipment

FOR THE YEAR ENDED DECEMBER 31, 2017	NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	ASSETS UNDER CONSTRUCTION	TOTAL(1)
COST
January 1, 2017	58,680	5,572	1,374	65,626
Additions	2,492	70	1,587	4,149
Acquisition through business combinations	653	264	76	993
Transfers	775	77	(1,263)	(411)
Retirements and disposals	(1,105)	(22)	–	(1,127)
December 31, 2017	61,495	5,961	1,774	69,230
ACCUMULATED DEPRECIATION
January 1, 2017	40,233	3,047	–	43,280
Depreciation	2,816	221	–	3,037
Retirements and disposals	(1,054)	(19)	–	(1,073)
Other	(39)	(8)	–	(47)
December 31, 2017	41,956	3,241	–	45,197
NET CARRYING AMOUNT
January 1, 2017	18,447	2,525	1,374	22,346
December 31, 2017	19,539	2,720	1,774	24,033

(1)	Includes assets under finance leases.

BCE Inc. 2017 ANNUAL REPORT 139

Notes to consolidated financial statements

FOR THE YEAR ENDED DECEMBER 31, 2016	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	ASSETS UNDER CONSTRUCTION	TOTAL(1)
COST
January 1, 2016		57,233	5,174	1,287	63,694
Additions		2,361	120	1,415	3,896
Acquisition through business combinations		32	282	1	315
Transfers		692	35	(1,325)	(598)
Retirements and disposals		(1,637)	(39)	(4)	(1,680)
Impairment losses recognized in earnings	8	(1)	–	–	(1)
December 31, 2016		58,680	5,572	1,374	65,626
ACCUMULATED DEPRECIATION
January 1, 2016		39,183	2,881	–	42,064
Depreciation		2,672	205	–	2,877
Retirements and disposals		(1,591)	(35)	–	(1,626)
Other		(31)	(4)	–	(35)
December 31, 2016		40,233	3,047	–	43,280
NET CARRYING AMOUNT
January 1, 2016		18,050	2,293	1,287	21,630
December 31, 2016		18,447	2,525	1,374	22,346

(1)	Includes assets under finance leases.

FINANCE LEASES

BCE’s significant finance leases are for satellites and office premises. The office leases have a typical lease term of 22 years. The leases for satellites, used to provide programming to our Bell TV customers, have a term of 15 years.

The following table shows additions to and the net carrying amount of assets under finance leases.

	ADDITIONS		NET CARRYING AMOUNT
FOR THE YEAR ENDED DECEMBER 31	2017	2016	2017	2016
Network infrastructure and equipment	334	375	1,435	1,580
Land and buildings	2	72	467	506
Total	336	447	1,902	2,086

The following table provides a reconciliation of our minimum future lease payments to the present value of our finance lease obligations.

AT DECEMBER 31, 2017	NOTE	2018	2019	2020	2021	2022	THERE- AFTER	TOTAL
Minimum future lease payments	24	572	501	326	278	248	883	2,808
Less:
Future finance costs		(127)	(111)	(96)	(80)	(65)	(157)	(636)
Present value of future lease obligations		445	390	230	198	183	726	2,172

140 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 14 Intangible assets

FOR THE YEAR ENDED DECEMBER 31, 2017	NOTE	FINITE-LIFE					INDEFINITE-LIFE
		SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2017		7,861	1,159	682	350	10,052	2,333	3,288	2,322	7,943	17,995
Additions		344	31	1,009	7	1,391	–	–	–	–	1,391
Acquired through business combinations		98	830	–	103	1,031	110	246	–	356	1,387
Transfers		407	–	–	–	407	–	–	(1)	(1)	406
Retirements and disposals		(21)	(20)	–	(55)	(96)	–	–	–	–	(96)
Impairment losses recognized in earnings	8	–	–	–	(12)	(12)	–	–	(70)	(70)	(82)
Amortization included in operating costs		–	–	(950)	–	(950)	–	–	–	–	(950)
December 31, 2017		8,689	2,000	741	393	11,823	2,443	3,534	2,251	8,228	20,051
ACCUMULATED AMORTIZATION
January 1, 2017		5,316	513	–	168	5,997	–	–	–	–	5,997
Amortization		672	102	–	39	813	–	–	–	–	813
Retirements and disposals		(21)	–	–	(52)	(73)	–	–	–	–	(73)
Other		9	–	–	–	9	–	–	–	–	9
December 31, 2017		5,976	615	–	155	6,746	–	–	–	–	6,746
NET CARRYING AMOUNT
January 1, 2017		2,545	646	682	182	4,055	2,333	3,288	2,322	7,943	11,998
December 31, 2017		2,713	1,385	741	238	5,077	2,443	3,534	2,251	8,228	13,305

FOR THE YEAR ENDED DECEMBER 31, 2016	NOTE	FINITE-LIFE					INDEFINITE-LIFE
		SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2016		6,906	866	577	325	8,674	2,333	3,267	2,334	7,934	16,608
Additions		412	–	973	17	1,402	–	21	–	21	1,423
Acquired through business combinations		–	293	–	8	301	–	–	–	–	301
Transfers		615	–	–	–	615	–	–	–	–	615
Retirements and disposals		(72)	–	–	–	(72)	–	–	–	–	(72)
Business dispositions		–	–	–	–	–	–	–	(4)	(4)	(4)
Impairment losses recognized in earnings	8	–	–	–	–	–	–	–	(8)	(8)	(8)
Amortization included in operating costs		–	–	(868)	–	(868)	–	–	–	–	(868)
December 31, 2016		7,861	1,159	682	350	10,052	2,333	3,288	2,322	7,943	17,995
ACCUMULATED AMORTIZATION
January 1, 2016		4,824	466	–	142	5,432	–	–	–	–	5,432
Amortization		558	47	–	26	631	–	–	–	–	631
Retirements and disposals		(69)	–	–	–	(69)	–	–	–	–	(69)
Other		3	–	–	–	3	–	–	–	–	3
December 31, 2016		5,316	513	–	168	5,997	–	–	–	–	5,997
NET CARRYING AMOUNT
January 1, 2016		2,082	400	577	183	3,242	2,333	3,267	2,334	7,934	11,176
December 31, 2016		2,545	646	682	182	4,055	2,333	3,288	2,322	7,943	11,998

BCE Inc. 2017 ANNUAL REPORT 141

Notes to consolidated financial statements

Note 15 Investments in associates and joint ventures

The following table provides summarized financial information in respect to BCE’s associates and joint ventures. For a list of our associates and joint ventures please see Note 29, Related party transactions.

FOR THE YEAR ENDED DECEMBER 31	NOTE	2017	2016
Assets		3,796	3,856
Liabilities		(2,155)	(2,119)
Total net assets		1,641	1,737
BCE’s share of net assets		814	852
Revenues		1,863	2,511
Expenses		(1,924)	(2,720)
Total net losses		(61)	(209)
BCE’s share of net losses	8	(31)	(89)

Note 16 Other non-current assets

FOR THE YEAR ENDED DECEMBER 31	NOTE	2017	2016
Net assets of post-employment benefit plans	22	262	403
Investments (1)		106	88
AFS publicly-traded and privately-held investments	24	103	103
Long-term notes and other receivables		101	63
Derivative assets	24	51	126
Other		277	227
Total other non-current assets		900	1,010

(1)	These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 17 Goodwill

The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2017 and 2016. BCE’s groups of CGUs correspond to our reporting segments.

	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	BCE
Balance at January 1, 2016	2,303	3,491	2,583	8,377
Acquisitions and other	1	340	240	581
Balance at December 31, 2016	2,304	3,831	2,823	8,958
Acquisitions and other	728	666	76	1,470
Balance at December 31, 2017	3,032	4,497	2,899	10,428

142 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

IMPAIRMENT TESTING

As described in Note 2, Significant accounting policies, goodwill is tested annually for impairment by comparing the carrying value of a CGU or group of CGUs to the recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal or value in use.

VALUE IN USE

The value in use for a CGU or group of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, segment profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs.

GROUPS OF CGUs	ASSUMPTIONS USED
	PERPETUITY GROWTH RATE	DISCOUNT RATE
Bell Wireless	0.8%	9.1%
Bell Wireline	1.0%	6.0%
Bell Media	1.0%	8.5%

We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the Bell Wireless or Bell Wireline groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (0.3%) in the perpetuity growth rate or an increase of 0.2% in the discount rate, would have resulted in its recoverable amount being equal to its carrying value.

Note 18 Trade payables and other liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2017	2016
Trade payables and accruals		2,441	2,319
Deferred revenues		884	819
Compensation payable		560	531
Taxes payable		150	137
Maple Leaf Sports and Entertainment Ltd. (MLSE) financial liability (1)	24	135	135
Derivative liabilities	24	96	18
CRTC tangible benefits obligation	24	38	51
Provisions	21	55	39
Severance and other costs payable		29	30
CRTC deferral account obligation	24	28	32
Other current liabilities		207	215
Total trade payables and other liabilities		4,623	4,326

(1)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements.

BCE Inc. 2017 ANNUAL REPORT 143

Notes to consolidated financial statements

Note 19 Debt due within one year

FOR THE YEAR ENDED DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE	2017	2016
Notes payable (1)	24	1.16%	3,151	2,649
Loans secured by trade receivables	24	2.11%	921	931
Long-term debt due within one year (2)		4.38%	1,106	835
Unsecured committed term credit facility (3)			–	479
Net unamortized discount			–	(1)
Unamortized debt issuance costs			–	(6)
Total long-term debt due within one year	20		1,106	1,307
Total debt due within one year			5,178	4,887

(1)	Includes commercial paper of $2,484 million in U.S. dollars ($3,116 million in Canadian dollars) and $1,945 million in U.S. dollars ($2,612 million in Canadian dollars) as at December 31, 2017 and 2016, respectively, which were issued under our U.S. commercial paper program and have been hedged for foreign currency fluctuations through forward currency contracts. See Note 24, Financial and capital management for additional details.
(2)	Included in long-term debt due within one year is the current portion of finance leases of $445 million and $435 million as at December 31, 2017 and December 31, 2016, respectively.
(3)	In 2017, Bell Canada repaid $357 million in U.S. dollars ($480 million in Canadian dollars) representing all of the borrowings outstanding under its unsecured committed term credit facility. Accordingly, this credit facility was closed and the cross currency basis swap which was used to hedge the U.S. currency exposure under such credit facility was settled. See Note 24, Financial and capital management for additional details.

SECURITIZED TRADE RECEIVABLES

Our securitized trade receivables programs are recorded as floating rate revolving loans secured by certain trade receivables and expire on July 1, 2018 and November 1, 2020.

The following table provides further details on our securitized trade receivables programs.

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Average interest rate throughout the year	1.74%	1.51%
Securitized trade receivables	1,867	1,904

We continue to service these trade receivables. The buyers’ interest in the collection of these trade receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The buyers will reinvest the amounts collected by buying additional interests in our trade receivables until the securitized trade receivables agreements expire or are terminated. The buyers and their investors have no further claim on our other assets if customers do not pay the amounts owed.

CREDIT FACILITIES

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $2.5 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency which equals the aggregate amount available under Bell Canada’s supporting revolving and expansion credit facilities as at December 31, 2017. The total amount of the committed revolving and expansion credit facilities may be drawn at any time.

The table below is a summary of our total bank credit facilities at December 31, 2017.

	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE
Committed credit facilities
Unsecured revolving credit and expansion facilities (1)(2)	3,500	–	–	3,116	384
Other	134	–	106	–	28
Total committed credit facilities	3,634	–	106	3,116	412
Total non-committed credit facilities	1,829	–	1,148	–	681
Total committed and non-committed credit facilities	5,463	–	1,254	3,116	1,093

(1)	Bell Canada’s $2.5 billion revolving credit facility expires in November 2022 and its $1 billion expansion credit facility expires in November 2020.
(2)	As of December 31, 2017, Bell Canada’s outstanding commercial paper included $2,484 million in U.S. dollars ($3,116 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in debt due within one year.

144 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

RESTRICTIONS

Some of our credit agreements:

  require us to meet specific financial ratios
  require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada

We are in compliance with all conditions and restrictions under such credit agreements.

Note 20 Long-term debt

FOR THE YEAR ENDED DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE	MATURITY	2017	2016
Debt securities
1997 trust indenture		3.86%	2018–2047	14,950	13,600
1976 trust indenture		9.54%	2021–2054	1,100	1,100
2011 trust indenture (1)		4.28%	2018–2024	425	–
2001 trust indenture (1)		5.63%	2019	200	–
Subordinated debentures		8.21%	2026–2031	275	275
Finance leases	13	6.64%	2018–2047	2,172	2,260
Unsecured committed term credit facility (2)	19			–	479
Other				195	188
Total debt				19,317	17,902
Net unamortized premium				50	18
Unamortized debt issuance costs				(46)	(41)
Less:
Amount due within one year	19			(1,106)	(1,307)
Total long-term debt				18,215	16,572

(1)	As part of the acquisition of MTS, on March 17, 2017, Bell Canada assumed all of MTS’ debt issued under its 2001 and 2011 trust indentures.
(2)	In 2017, Bell Canada repaid $357 million in U.S. dollars ($480 million in Canadian dollars) representing all of the borrowings outstanding under its unsecured committed term credit facility. Accordingly, this credit facility was closed and the cross currency basis swap which was used to hedge the U.S. currency exposure under such credit facility was settled. See Note 24, Financial and capital management for additional details.

Bell Canada’s debt securities have been issued in Canadian dollars and bear a fixed interest rate.

RESTRICTIONS

Some of our debt agreements:

  impose covenants and new issue tests
  require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements

We are in compliance with all conditions and restrictions under such debt agreements.

All outstanding debt securities are issued under trust indentures and are unsecured. All debt securities are issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.

BCE Inc. 2017 ANNUAL REPORT 145

Notes to consolidated financial statements

2017

On October 30, 2017, Bell Canada redeemed, prior to maturity, its 4.40% Series M-22 medium-term note (MTN) debentures, having an outstanding principal amount of $1 billion, which were due on March 16, 2018. We incurred an $11 million charge for early debt redemption costs which was recorded in Other (expense) income in the income statement.

On October 9, 2017, Bell Canada redeemed, prior to maturity, its 4.88% Series M-36 debentures, having an outstanding principal amount of $300 million, which were due on April 26, 2018. We incurred a $5 million charge for early debt redemption costs which was recorded in Other (expense) income in the income statement.

On September 29, 2017, Bell Canada issued 3.00% Series M-40 MTN debentures (Series M-40 debentures) under its 1997 trust indenture, with a principal amount of $700 million, which mature on October 3, 2022. The Series M-40 debentures were issued as part of an existing series of MTN debentures. In addition, on the same date, Bell Canada issued 3.60% Series M-46 MTN debentures under its 1997 trust indenture, with a principal amount of $800 million, which mature on September 29, 2027.

On May 12, 2017, Bell Canada redeemed, prior to maturity, its 4.37% Series M-35 debentures, having an outstanding principal amount of $350 million which were due on September 13, 2017. We incurred a $4 million charge for early debt redemption costs which was recorded in Other (expense) income in the income statement.

On February 27, 2017, Bell Canada issued 2.70% Series M-44 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on February 27, 2024. In addition, on the same date, Bell Canada issued 4.45% Series M-45 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on February 27, 2047.

Subsequent to year end, on March 7, 2018, we announced the issuance of 3.35% Series M-47 MTN debentures under Bell Canada’s 1997 trust indenture, with a principal amount of $500 million, which mature on March 12, 2025. The net proceeds of the offering are intended to be used to redeem, prior to maturity, Bell Canada’s 5.52% Series M-33 debentures having an outstanding principal amount of $300 million, which are due on February 26, 2019, and for the repayment of other short-term debt.

2016

On September 16, 2016, Bell Canada redeemed, prior to maturity, its 5.00% Series M-18 MTN debentures, having an outstanding principal amount of $700 million which were due on February 15, 2017. The interest rate swap which was used to hedge the interest rate exposure was also settled in 2016. See Note 24, Financial and capital management for additional details.

On August 12, 2016, Bell Canada issued 2.00% Series M-42 MTN debentures under its 1997 trust indenture, with a principal amount of $850 million, which mature on October 1, 2021. In addition, on the same date, Bell Canada issued 2.90% Series M-43 MTN debentures under its 1997 trust indenture, with a principal amount of $650 million, which mature on August 12, 2026.

On March 31, 2016, Bell Canada redeemed, prior to maturity, its 5.41% Series M-32 debentures, having an outstanding principal amount of $500 million which were due on September 26, 2016. We incurred an $11 million charge for the early debt redemption costs which was recorded in Other (expense) income in the income statement.

On February 29, 2016, Bell Canada issued 3.55% Series M-41 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on March 2, 2026.

On January 11, 2016, Bell Canada redeemed, prior to maturity, its 4.64% Series M-19 MTN debentures, having an outstanding principal amount of $200 million which were due on February 22, 2016, as well as its 3.65% Series M-23 MTN debentures, having an outstanding principal amount of $500 million which were due on May 19, 2016.

Note 21 Provisions

FOR THE YEAR ENDED DECEMBER 31	NOTE	ASSET RETIREMENT OBLIGATIONS (AROs)	OTHER(1)	TOTAL
January 1, 2017		175	137	312
Additions		14	46	60
Usage		(2)	(30)	(32)
Reversals		(18)	(12)	(30)
Acquired through business combinations		1	17	18
December 31, 2017		170	158	328
Current	18	11	44	55
Non-current	23	159	114	273
December 31, 2017		170	158	328

(1)	Other includes environmental, legal, regulatory and vacant space provisions.

AROs reflect management’s best estimates of expected future costs to restore current leased premises to their original condition prior to lease inception. Cash outflows associated with our ARO liabilities are generally expected to occur at the restoration dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

146 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 22 Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.

We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust, and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Pension Fund Committee, a committee of our board of directors.

The interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth.

The longevity risk is managed using a longevity swap, which reduces the exposure of the DB plans to an increase in life expectancy.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE YEAR ENDED DECEMBER 31	2017	2016
DB pension	(208)	(203)
DC pension	(102)	(100)
OPEBs	(6)	(7)
Plan amendment gain on OPEBs and DB pension	16	27
Less:
Capitalized benefit plans cost	58	59
Total post-employment benefit plans service cost included in operating costs	(242)	(224)
Other costs recognized in severance, acquisition and other costs	(10)	5
Total post-employment benefit plans service cost	(252)	(219)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE YEAR ENDED DECEMBER 31	2017	2016
DB pension	(18)	(24)
OPEBs	(54)	(57)
Total interest on post-employment benefit obligations	(72)	(81)

The statements of comprehensive income include the following amounts before income taxes.

	2017	2016
Cumulative losses recognized directly in equity, January 1	(2,646)	(2,384)
Actuarial losses in other comprehensive income (1)	(313)	(264)
(Increase) decrease in the effect of the asset limit (2)	(25)	2
Cumulative losses recognized directly in equity, December 31	(2,984)	(2,646)

(1)	The cumulative actuarial losses recognized in the statements of comprehensive income are $3,217 million in 2017.
(2)	The cumulative decrease in the effect of the asset limit recognized in the statements of comprehensive income is $233 million in 2017.

BCE Inc. 2017 ANNUAL REPORT 147

Notes to consolidated financial statements

COMPONENTS OF POST-EMPLOYMENT BENEFIT (OBLIGATIONS) ASSETS

The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB PENSION PLANS		OPEB PLANS		TOTAL
	2017	2016	2017	2016	2017	2016
Post-employment benefit obligations, January 1	(20,853)	(20,675)	(1,684)	(1,705)	(22,537)	(22,380)
Current service cost	(208)	(203)	(6)	(7)	(214)	(210)
Interest on obligations	(896)	(852)	(65)	(68)	(961)	(920)
Actuarial (losses) gains (1)	(1,193)	(311)	(28)	12	(1,221)	(299)
Net curtailment (losses) gains	(4)	27	16	5	12	32
Loss on plan transfer	(6)	–	–	–	(6)	–
Benefit payments	1,320	1,169	81	79	1,401	1,248
Employee contributions	(10)	(5)	–	–	(10)	(5)
Acquisition of MTS	(2,677)	–	(5)	–	(2,682)	–
Plan transfer	122	–	–	–	122	–
Other	1	(3)	38	–	39	(3)
Post-employment benefit obligations, December 31	(24,404)	(20,853)	(1,653)	(1,684)	(26,057)	(22,537)
Fair value of plan assets, January 1	20,563	20,244	280	266	20,843	20,510
Expected return on plan assets (2)	878	828	11	11	889	839
Actuarial gains (1)	896	29	12	6	908	35
Benefit payments	(1,320)	(1,169)	(81)	(79)	(1,401)	(1,248)
Employer contributions	305	626	77	76	382	702
Employee contributions	10	5	–	–	10	5
Acquisition of MTS	2,735	–	–	–	2,735	–
Plan transfer	(122)	–	–	–	(122)	–
Fair value of plan assets, December 31	23,945	20,563	299	280	24,244	20,843
Plan deficit	(459)	(290)	(1,354)	(1,404)	(1,813)	(1,694)
Effect of asset limit	(33)	(8)	–	–	(33)	(8)
Post-employment benefit liability, December 31	(492)	(298)	(1,354)	(1,404)	(1,846)	(1,702)
Post-employment benefit assets included in other non-current assets	262	403	–	–	262	403
Post-employment benefit obligations	(754)	(701)	(1,354)	(1,404)	(2,108)	(2,105)

(1)	Actuarial (losses) gains include experience gains of $911 million in 2017 and $157 million in 2016.
(2)	The actual return on plan assets was $1,797 million or 8.2% in 2017 and $874 million or 4.7% in 2016.

On January 15, 2016, MTS completed the sale of its wholly-owned subsidiaries Allstream Inc., Allstream Fibre U.S., and Delphi Solutions Corp. (collectively, Allstream), to Zayo Group Holdings Inc. As part of the sale agreement, MTS retained Allstream’s two existing DB pension plans including the benefit obligations for retirees and other former employees. On October 31, 2017, we completed the transfer of assets and liabilities related to pre-closing service obligations for Allstream’s active employees from the existing Allstream DB pension plans to two new Zayo Canada Inc. pension plans.

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

FOR THE YEAR ENDED DECEMBER 31	FUNDED		PARTIALLY FUNDED(1)		UNFUNDED(2)		TOTAL
	2017	2016	2017	2016	2017	2016	2017	2016
Present value of post-employment benefit obligations	(23,746)	(20,249)	(1,976)	(1,995)	(335)	(293)	(26,057)	(22,537)
Fair value of plan assets	23,894	20,520	350	323	–	–	24,244	20,843
Plan surplus (deficit)	148	271	(1,626)	(1,672)	(335)	(293)	(1,813)	(1,694)

(1)	The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)	Our unfunded plans consist of OPEBs, which are pay-as-you-go.

148 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB PENSION PLANS AND OPEB PLANS
	2017	2016
At December 31
Post-employment benefit obligations
Discount rate	3.6%	4.0%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate (1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.2	23.1
For the year ended December 31
Net post-employment benefit plans cost
Discount rate	4.2%	4.3%
Rate of compensation increase	2.25%	2.5%
Cost of living indexation rate (1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.1	23.0

(1)	Cost of living indexation rate is only applicable to DB pension plans.

The weighted average duration of the post-employment benefit obligation is 15 years.

We assumed the following trend rates in healthcare costs:

  an annual increase in the cost of medication of 8.0% for 2017 decreasing to 4.5% over 20 years an annual increase in the cost of covered dental benefits of 4.0%
  an annual increase in the cost of covered hospital benefits of 3.3%
  an annual increase in the cost of other covered healthcare benefits of 3.0%

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.

The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

EFFECT ON POST-EMPLOYMENT BENEFITS – INCREASE/(DECREASE)	1% INCREASE	1% DECREASE
Total service and interest cost	7	(5)
Post-employment benefit obligations	133	(115)

SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2017 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2017 – INCREASE/(DECREASE)
	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION
Discount rate	0.5%	(70)	62	(1,636)	1,746
Life expectancy at age 65	1 year	33	(31)	834	(808)

POST-EMPLOYMENT BENEFIT PLAN ASSETS

The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of funds.

The following table shows the target allocations for 2017 and the allocation of our post-employment benefit plan assets at December 31, 2017 and 2016.

ASSET CATEGORY	WEIGHTED AVERAGE TARGET ALLOCATION	TOTAL PLAN ASSETS FAIR VALUE AT DECEMBER 31 (%)
	2017	2017	2016
Equity securities	20%–35%	22%	22%
Debt securities	55%–80%	65%	68%
Alternative investments	0%–25%	13%	10%
Total		100%	100%

BCE Inc. 2017 ANNUAL REPORT 149

Notes to consolidated financial statements

The following table shows the fair value of the DB pension plan assets at the end of the year for each category.

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Observable markets data
Equity securities
Canadian	1,045	901
Foreign	4,349	3,682
Debt securities
Canadian	13,126	12,469
Foreign	1,890	1,068
Money market	491	387
Non-observable markets inputs
Alternative investments
Private equities	1,484	1,164
Hedge funds	965	726
Real estate	484	55
Other	111	111
Total	23,945	20,563

Equity securities included approximately $13 million of BCE common shares, or 0.05% of total plan assets, at December 31, 2017 and approximately $17 million of BCE common shares, or 0.08% of total plan assets, at December 31, 2016.

Debt securities included approximately $11 million of Bell Canada debentures, or 0.05% of total plan assets, at December 31, 2017 and approximately $15 million of Bell Canada debentures, or 0.07% of total plan assets, at December 31, 2016.

Alternative investments included the pension plan’s investment in MLSE of $135 million, or 0.56% of total plan assets, at December 31, 2017 and $135 million, or 0.66% of total plan assets at December 31, 2016.

The Bell Canada pension plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $5 billion of post-employment benefit obligations.

The fair value of the arrangement is included within other alternative investments. As a hedging arrangement of the pension plan, the transaction requires no cash contributions from BCE.

CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.

We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

FOR THE YEAR ENDED DECEMBER 31	DB PLANS(1)		DC PLANS		OPEB PLANS
	2017	2016	2017	2016	2017	2016
Contributions	(305)	(626)	(108)	(99)	(77)	(76)

(1)	Includes voluntary contributions of $100 million in 2017 and $400 million in 2016.

We expect to contribute approximately $210 million to our DB pension plans in 2018, subject to actuarial valuations being completed. We expect to pay approximately $80 million to beneficiaries under OPEB plans and to contribute approximately $110 million to the DC pension plans in 2018.

150 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 23 Other non-current liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2017	2016
Long-term disability benefits obligation		322	302
Provisions	21	273	273
Deferred revenue on long-term contracts		174	105
CRTC deferral account obligation	24	96	104
Future tax liabilities		81	73
CRTC tangible benefits obligation	24	73	115
Other		204	305
Total other non-current liabilities		1,223	1,277

Note 24 Financial and capital management

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk.

DERIVATIVES

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares under our share-based payment plans.

The following derivative instruments were outstanding during 2017 and/or 2016:

  foreign currency forward contracts and options that manage the foreign currency risk of certain anticipated purchases and sales cross currency basis swaps that hedge foreign currency risk on a portion of our debt due within one year interest rate swaps that hedge interest rate risk on a portion of our long-term debt interest rate locks on future debt issuances and dividend rate resets on preferred shares forward contracts on BCE common shares that mitigate the cash flow exposure related to share-based payment plans

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable and loans secured by trade receivables approximate fair value as they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

	CLASSIFICATION	FAIR VALUE METHODOLOGY	NOTE	DECEMBER 31, 2017		DECEMBER 31, 2016
				CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	18, 23	111	110	166	169
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	18, 23	124	128	136	145
Debt securities, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	19, 20	19,321	21,298	17,879	20,093

BCE Inc. 2017 ANNUAL REPORT 151

Notes to consolidated financial statements

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	NOTE	CARRYING VALUE OF ASSET (LIABILITY) AT DECEMBER 31	FAIR VALUE AT DECEMBER 31
				QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
2017
AFS publicly-traded and privately-held investments	Other non-current assets	16	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		(48)	–	(48)	–
MLSE financial liability (3)	Trade payables and other liabilities	18	(135)	–	–	(135)
Other	Other non-current assets and liabilities		60	–	106	(46)
2016
AFS publicly-traded and privately-held investments	Other non-current assets	16	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		166	–	166	–
MLSE financial liability (3)	Trade payables and other liabilities	18	(135)	–	–	(135)
Other	Other non-current assets and liabilities		35	–	88	(53)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the Master Trust’s 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements. The option is exercisable in 2017 and thereafter.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2017 and 2016. We deal with institutions that have investment-grade credit ratings, and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables.

	NOTE	2017	2016
Balance, January 1		(60)	(64)
Additions		(99)	(102)
Usage		104	106
Balance, December 31	11	(55)	(60)

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables not impaired.

AT DECEMBER 31	2017	2016
Trade receivables not past due	2,257	2,187
Trade receivables past due and not impaired
Under 60 days	491	286
60 to 120 days	279	359
Over 120 days	56	75
Trade receivables, net of allowance for doubtful accounts	3,083	2,907

152 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

LIQUIDITY RISK

Our cash and cash equivalents, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new ones, to the extent available.

The following table is a maturity analysis for recognized financial liabilities at December 31, 2017 for each of the next five years and thereafter.

AT DECEMBER 31, 2017	NOTE	2018	2019	2020	2021	2022	THERE- AFTER	TOTAL
Long-term debt	20	661	1,541	1,424	2,247	1,714	9,558	17,145
Notes payable	19	3,151	–	–	–	–	–	3,151
Minimum future lease payments under finance leases	13	572	501	326	278	248	883	2,808
Loan secured by trade receivables	19	921	–	–	–	–	–	921
Interest payable on long-term debt, notes payable and loan secured by trade receivables		792	688	628	586	525	5,197	8,416
MLSE financial liability	18	135	–	–	–	–	–	135
Total		6,232	2,730	2,378	3,111	2,487	15,638	32,576

We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt. In 2017, we settled a cross currency basis swap with a notional amount of $357 million in U.S. dollars ($480 million in Canadian dollars) used to hedge borrowings under a credit facility. Refer to Note 19, Debt due within one year for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $2 million recognized in net earnings at December 31, 2017 and a gain (loss) of $133 million recognized in Other comprehensive loss at December 31, 2017, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and cross currency basis swaps as at December 31, 2017.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,492	CAD	3,180	2018	Commercial paper
Cash flow	USD	872	CAD	1,134	2018	Anticipated transactions
Cash flow	CAD	97	USD	75	2018–2019	Anticipated transactions
Cash flow	USD	576	CAD	721	2019	Anticipated transactions
Cash flow	USD	76	CAD	96	2020–2021	Anticipated transactions
Economic	USD	36	CAD	46	2018	Anticipated transactions

BCE Inc. 2017 ANNUAL REPORT 153

Notes to consolidated financial statements

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares.

In 2016, we settled interest rate locks which hedged long-term debt and dividend rate resets on preferred shares with a notional amount of $500 million and $350 million, respectively.

In 2016, we redeemed long-term debt prior to maturity, and settled an interest rate swap with a notional amount of $700 million used to hedge the interest rate exposure on the redeemed debt. In 2016, we also recognized a loss of $15 million on an interest rate swap used as a fair value hedge of long-term debt and an offsetting gain of $16 million on the corresponding long-term debt in Other (expense) income in the income statements.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $29 million in net earnings at December 31, 2017.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of share-based payment plans. See Note 26, Share-based payments for details on our share-based payment arrangements. The fair value of our equity forward contracts at December 31, 2017 was $45 million (2016 – $111 million).

A 5% increase (decrease) in the market price of BCE’s common shares at December 31, 2017 would result in a gain (loss) of $38 million recognized in net earnings for 2017, with all other variables held constant.

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.

Our definition of capital includes equity attributable to BCE shareholders, debt, and cash and cash equivalents.

The key ratios that we use to monitor and manage our capital structure are a net debt leverage ratio(1) and an adjusted EBITDA to net interest expense ratio(2). Our net debt leverage ratio target range is 1.75 to 2.25 times adjusted EBITDA and our adjusted EBITDA to net interest expense ratio target is greater than 7.5 times. We monitor our capital structure and make adjustments, including to our dividend policy, as required. At December 31, 2017, we had exceeded the limit of our internal net debt leverage ratio target range by 0.45. This excess over the limit of our internal ratio target range does not create risk to our investment-grade credit rating.

These ratios do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, our net debt leverage ratio and adjusted EBITDA to net interest expense ratio as measures of financial leverage and health of the company.

The following table provides a summary of our key ratios.

AT DECEMBER 31	2017	2016
Net debt leverage ratio	2.70	2.57
Adjusted EBITDA to net interest expense ratio	9.12	9.31

On February 7, 2018, the board of directors of BCE approved an increase of 5.2% in the annual dividend on BCE’s common shares, from $2.87 to $3.02 per common share. In addition, the board of directors of BCE declared a quarterly dividend of $0.7550 per common share, payable on April 15, 2018 to shareholders of record at March 15, 2018.

On February 8, 2018, BCE announced a normal course issuer bid (NCIB). See Note 25, Share capital for additional details.

On February 1, 2017, the board of directors of BCE approved an increase of 5.1% in the annual dividend on BCE’s common shares, from $2.73 to $2.87 per common share.

(1)	Our net debt leverage ratio represents net debt divided by adjusted EBITDA. We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents as shown in our statements of financial position. Adjusted EBITDA is defined as operating revenues less operating costs as shown in our income statements.
(2)	Our adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. Adjusted EBITDA is defined as operating revenues less operating costs as shown in our income statements. Net interest expense is net interest expense as shown in our statements of cash flows and 50% of declared preferred share dividends as shown in our income statements.

154 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 25 Share capital

PREFERRED SHARES

BCE’s articles of amalgamation, as amended, provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.

The following table provides a summary of the principal terms of BCE’s First Preferred Shares as at December 31, 2017. There were no Second Preferred Shares issued and outstanding at December 31, 2017. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

SERIES	ANNUAL DIVIDEND RATE	CONVERTIBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMPTION PRICE	NUMBER OF SHARES		STATED CAPITAL
						AUTHORIZED	ISSUED AND OUTSTANDING	DEC. 31, 2017	DEC. 31, 2016
Q	floating	Series R	December 1, 2025		$25.50	8,000,000	–	–	–
R (1)	4.13%	Series Q	December 1, 2020	December 1, 2020	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2021	At any time	$25.50	8,000,000	3,513,448	88	88
T (1)	3.019%	Series S	November 1, 2021	November 1, 2021	$25.00	8,000,000	4,486,552	112	112
Y	floating	Series Z	December 1, 2022	At any time	$25.50	10,000,000	8,081,491	202	219
Z (1)	3.904%	Series Y	December 1, 2022	December 1, 2022	$25.00	10,000,000	1,918,509	48	31
AA (1)	3.61%	Series AB	September 1, 2022	September 1, 2022	$25.00	20,000,000	11,398,396	291	259
AB	floating	Series AA	September 1, 2022	At any time	$25.50	20,000,000	8,601,604	219	251
AC (1)	3.55%	Series AD	March 1, 2018	March 1, 2018	$25.00	20,000,000	5,069,935	129	129
AD	floating	Series AC	March 1, 2018	At any time	$25.50	20,000,000	14,930,065	381	381
AE	floating	Series AF	February 1, 2020	At any time	$25.50	24,000,000	9,292,133	232	232
AF (1)	3.11%	Series AE	February 1, 2020	February 1, 2020	$25.00	24,000,000	6,707,867	168	168
AG (1)	2.80%	Series AH	May 1, 2021	May 1, 2021	$25.00	22,000,000	4,985,351	125	125
AH	floating	Series AG	May 1, 2021	At any time	$25.50	22,000,000	9,014,649	225	225
AI (1)	2.75%	Series AJ	August 1, 2021	August 1, 2021	$25.00	22,000,000	5,949,884	149	149
AJ	floating	Series AI	August 1, 2021	At any time	$25.50	22,000,000	8,050,116	201	201
AK (1)	2.954%	Series AL	December 31, 2021	December 31, 2021	$25.00	25,000,000	22,745,921	569	569
AL (2)	floating	Series AK	December 31, 2021	At any time		25,000,000	2,254,079	56	56
AM (1)	2.764%	Series AN	March 31, 2021	March 31, 2021	$25.00	30,000,000	9,546,615	218	218
AN (2)	floating	Series AM	March 31, 2021	At any time		30,000,000	1,953,385	45	45
AO (1)	4.26%	Series AP	March 31, 2022	March 31, 2022	$25.00	30,000,000	4,600,000	118	118
AP (3)	floating	Series AO	March 31, 2027			30,000,000	–	–	–
AQ (1)	4.25%	Series AR	September 30, 2018	September 30, 2018	$25.00	30,000,000	9,200,000	228	228
AR (3)	floating	Series AQ	September 30, 2023			30,000,000	–	–	–
								4,004	4,004

(1)	BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years after that date.
(2)	BCE may redeem Series AL and AN First Preferred Shares at $25.00 per share on December 31, 2021 and March 31, 2021, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AL or AN First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for such series of First Preferred Shares.
(3)	If Series AP or AR First Preferred Shares are issued on March 31, 2022 and September 30, 2018, respectively, BCE may redeem such shares at $25.00 per share on March 31, 2027 and September 30, 2023, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AP or AR First Preferred Shares at $25.50 per share on any date, in the case of Series AP First Preferred Shares, and on any date after September 30, 2018, in the case of Series AR First Preferred Shares, which is not a Series conversion date for each relevant series.

BCE Inc. 2017 ANNUAL REPORT 155

Notes to consolidated financial statements

VOTING RIGHTS

All of the issued and outstanding First Preferred Shares at December 31, 2017 are non-voting, except under special circumstances, when the holders are entitled to one vote per share.

PRIORITY AND ENTITLEMENT TO DIVIDENDS

The First Preferred Shares of all series rank at parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.

Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM, AO and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.

Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.

Holders of Series AL and AN First Preferred Shares are entitled to floating cumulative quarterly dividends. The floating dividend rate on these shares is calculated every quarter, as set out in BCE’s articles of amalgamation, as amended.

Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.

CONVERSION FEATURES

All of the issued and outstanding First Preferred Shares at December 31, 2017 are convertible at the holder’s option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

CONVERSION AND DIVIDEND RATE RESET OF FIRST PREFERRED SHARES

On December 1, 2017, 585,184 of BCE’s 1,227,532 fixed-rate Cumulative Redeemable First Preferred Shares, Series Z (Series Z Preferred Shares) were converted, on a one-for-one basis, into floating-rate cumulative Redeemable First Preferred Shares, Series Y (Series Y Preferred Shares). In addition, on December 1, 2017, 1,276,161 of BCE’s 8,772,468 Series Y Preferred Shares were converted, on a one-for-one basis, into Series Z Preferred Shares.

On September 1, 2017, 965,769 of BCE’s 10,144,302 fixed-rate Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) were converted, on a one-for-one basis, into floating rate Cumulative Redeemable First Preferred Shares, Series AB (Series AB Preferred Shares). In addition, on September 1, 2017, 2,219,863 of BCE’s 9,855,698 Series AB Preferred Shares were converted, on a one-for-one basis, into Series AA Preferred Shares.

Subsequent to year end, on March 1, 2018, 397,181 of BCE’s 5,069,935 fixed-rate Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were converted, on a one-for-one basis, into floating rate Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2018, 5,356,937 of BCE’s 14,930,065 Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares.

The annual fixed dividend rate on BCE’s Series AC Preferred Shares was reset for the next five years, effective March 1, 2018, at 4.38% from 3.55%. The Series AD Preferred Shares continue to pay a monthly floating cash dividend.

COMMON SHARES AND CLASS B SHARES

BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2017 and 2016.

The following table provides details about the outstanding common shares of BCE.

	NOTE	2017		2016
		NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Outstanding, January 1		870,706,332	18,370	865,614,188	18,100
Shares issued for the acquisition of MTS	3	27,642,714	1,594	–	–
Shares issued under employee stock option plan	26	2,555,863	122	2,236,891	104
Shares issued under dividend reinvestment plan		–	–	688,839	38
Shares issued under ESP		91,731	5	2,166,414	128
Outstanding, December 31		900,996,640	20,091	870,706,332	18,370

Subsequent to year end, on February 8, 2018, BCE announced its plan to repurchase and cancel up to 3.5 million common shares, subject to a maximum aggregate purchase price of $175 million over the twelvemonth period starting February 13, 2018 and ending no later than February 12, 2019 through a NCIB.

CONTRIBUTED SURPLUS

Contributed surplus in 2017 and 2016 includes premiums in excess of par value upon the issuance of BCE common shares and share-based compensation expense net of settlements.

156 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 26 Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2017	2016
ESP	(28)	(29)
RSUs/PSUs	(44)	(49)
Other (1)	(9)	(12)
Total share-based payments	(81)	(90)

(1)	Includes DSP, DSUs and stock options.

DESCRIPTION OF THE PLANS

ESP

The ESP is designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, employees can choose to have a certain percentage of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also will contribute a percentage of the employee’s eligible annual earnings to the plan, up to a specified maximum. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares.

The BCE ESP allows employees to contribute up to 12% of their annual earnings with a maximum employer contribution of 2%.

Employer contributions to the BCE ESP plan and related dividends are subject to employees holding their shares for a two-year vesting period.

The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.

At December 31, 2017, 5,591,566 common shares were authorized for issuance from treasury under the BCE ESP.

The following table summarizes the status of unvested employer contributions at December 31, 2017 and 2016.

NUMBER OF ESP SHARES	2017	2016
Unvested contributions, January 1	1,073,212	1,146,046
Contributions (1)	610,657	600,808
Dividends credited	49,299	49,988
Vested	(553,837)	(586,309)
Forfeited	(140,301)	(137,321)
Unvested contributions, December 31	1,039,030	1,073,212

(1)	The weighted average fair value of the shares contributed was $60 and $59 in 2017 and 2016, respectively.

RSUs/PSUs

RSUs/PSUs are granted to executives and other eligible employees. The value of an RSU/PSU at the grant date is equal to the value of one BCE common share. Dividends in the form of additional RSUs/PSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares.

Executives and other eligible employees are granted a specific number of RSUs/PSUs for a given performance period based on their position and level of contribution. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met, as determined by the board of directors.

BCE Inc. 2017 ANNUAL REPORT 157

Notes to consolidated financial statements

The following table summarizes outstanding RSUs/PSUs at December 31, 2017 and 2016.

NUMBER OF RSUs /PSUs	2017	2016
Outstanding, January 1	2,928,698	3,333,583
Granted (1)	879,626	874,888
Dividends credited	132,402	137,583
Settled	(1,096,403)	(1,321,846)
Forfeited	(103,931)	(95,510)
Outstanding, December 31	2,740,392	2,928,698
Vested, December 31 (2)	985,382	1,058,200

(1)	The weighted average fair value of the RSUs/PSUs granted was $58 in 2017 and 2016.
(2)	The RSUs/PSUs vested on December 31, 2017 were fully settled in February 2018 with BCE common shares and/or DSUs.

DSP

The value of a deferred share is equal to the value of one BCE common share. Dividends in the form of additional deferred shares are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. Deferred shares vest fully after three years of continuous employment from the date of grant. The liability related to the DSP is recorded in Trade payables and other liabilities in the statements of financial position and was $30 million and $37 million at December 31, 2017 and 2016, respectively.

DSUs

Eligible bonuses and RSUs/PSUs may be paid in the form of DSUs when executives or other eligible employees elect to or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met; thereafter, at least 50% of their compensation is paid in DSUs. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.

The following table summarizes the status of outstanding DSUs at December 31, 2017 and 2016.

NUMBER OF DSUs	2017	2016
Outstanding, January 1	4,131,229	3,796,051
Issued (1)	69,742	87,665
Settlement of RSUs/PSUs	101,066	323,428
Dividends credited	203,442	183,852
Settled	(195,951)	(259,767)
Outstanding, December 31	4,309,528	4,131,229

(1)	The weighted average fair value of the DSUs issued was $59 in 2017 and 2016.

STOCK OPTIONS

Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:

  the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant

At December 31, 2017, 14,586,683 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant.

158 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

The following table summarizes BCE’s outstanding stock options at December 31, 2017 and 2016.

	NOTE	2017		2016
		NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1		10,242,162	52	9,666,904	48
Granted		3,043,448	59	2,968,062	58
Exercised (1)	25	(2,555,863)	45	(2,236,891)	44
Forfeited		(239,498)	58	(155,913)	52
Outstanding, December 31		10,490,249	55	10,242,162	52
Exercisable, December 31		2,013,983	45	1,786,251	42

(1)	The weighted average share price for options exercised was $60 and $59 in 2017 and 2016, respectively.

The following table provides additional information about BCE’s stock option plans at December 31, 2017.

	STOCK OPTIONS OUTSTANDING
RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE ($)
$30–$39	35,408	0.14	36
$40–$49	1,978,575	2.54	46
$50–$59	8,377,818	5.19	58
$60 & above	98,448	5.84	61
	10,490,249	4.68	55

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2017
Weighted average fair value per option granted	$ 1.97
Weighted average share price	$ 58
Weighted average exercise price	$ 59
Dividend yield	5%
Expected volatility	13%
Risk-free interest rate	1%
Expected life (years)	4

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

BCE Inc. 2017 ANNUAL REPORT 159

Notes to consolidated financial statements

Note 27 Additional cash flow information

The following table provides a reconciliation of changes in liabilities arising from financing activities.

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT(1)	DIVIDENDS PAYABLE	OTHER LIABILITIES	TOTAL
January 1, 2017		21,459	(31)	617	–	22,045
Cash flows from (used in) financing activities
Increase in notes payable		452	(119)	–	–	333
Issue of long-term debt		3,011	–	–	–	3,011
Repayments of long-term debt		(2,653)	–	–	–	(2,653)
Cash dividends paid on common and preferred shares		–	–	(2,639)	–	(2,639)
Cash dividends paid by subsidiaries to non-controlling interests	30	–	–	(34)	–	(34)
Other financing activities		(44)	6	–	(22)	(60)
Total cash flows from (used in) financing activities excluding equity		766	(113)	(2,673)	(22)	(2,042)
Non-cash changes arising from
Finance lease additions		339	–	–	–	339
Dividends declared on common and preferred shares		–	–	2,692	–	2,692
Dividends declared by subsidiaries to non-controlling interests		–	–	45	–	45
Effect of changes in foreign exchange rates		(198)	198	–	–	–
Business acquisitions	3	972	–	–	–	972
Other		55	–	(3)	22	74
Total non-cash changes		1,168	198	2,734	22	4,122
December 31, 2017		23,393	54	678	–	24,125

(1)	Included in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position.

160 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 28 Commitments and contingencies

COMMITMENTS

The following table is a summary of our contractual obligations at December 31, 2017 that are due in each of the next five years and thereafter.

	NOTE	2018	2019	2020	2021	2022	THERE- AFTER	TOTAL
Operating leases		312	264	225	175	119	341	1,436
Commitments for property, plant and equipment and intangible assets		1,039	808	614	516	372	808	4,157
Purchase obligations		865	664	550	498	429	903	3,909
Proposed acquisition of Séries+ and Historia specialty channels	3	200	–	–	–	–	–	200
Acquisition of AlarmForce(1)	3	182	–	–	–	–	–	182
Total		2,598	1,736	1,389	1,189	920	2,052	9,884

(1)	This commitment was settled on January 5, 2018, upon completion of the acquisition of AlarmForce. See Note 3, Business acquisitions and dispositions for additional details.

BCE’s significant operating leases are for office premises, cellular tower sites, retail outlets and OOH advertising spaces with lease terms ranging from 1 to 50 years. These leases are non-cancellable. Rental expense relating to operating leases was $399 million in 2017 and $353 million in 2016.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 8, 2018, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

BCE Inc. 2017 ANNUAL REPORT 161

Notes to consolidated financial statements

Note 29 Related party transactions

SUBSIDIARIES

The following table shows BCE’s significant subsidiaries at December 31, 2017. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.

All of these significant subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	OWNERSHIP PERCENTAGE
SUBSIDIARY	2017	2016
Bell Canada	100%	100%
Bell Mobility	100%	100%
Bell Media	100%	100%

TRANSACTIONS WITH JOINT ARRANGEMENTS AND ASSOCIATES

During 2017 and 2016, BCE provided communication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint arrangements and associates. Our joint arrangements and associates include MLSE, Glentel Inc., and Dome Productions Partnership. From time to time, BCE may be required to make capital contributions in its investments.

In 2017, BCE recognized revenues and incurred expenses with our joint arrangements and associates of $11 million (2016 – $16 million) and $177 million (2016 – $180 million), respectively.

BCE MASTER TRUST FUND

Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust. Bimcor recognized management fees of $10 million from the Master Trust for 2017 and 2016. The details of BCE’s post-employment benefit plans are set out in Note 22, Post-employment benefit plans.

COMPENSATION OF KEY MANAGEMENT PERSONNEL AND BOARD OF DIRECTORS

The following table includes compensation of key management personnel and the board of directors for the years ended December 31, 2017 and 2016 included in our income statements. Key management personnel include the company’s Chief Executive Officer (CEO), Group President and the executives who report directly to them.

FOR THE YEAR ENDED DECEMBER 31	2017	2016
Wages, salaries, fees and related taxes and benefits	(23)	(24)
Post-employment benefit plans and OPEBs cost	(3)	(4)
Share-based compensation	(23)	(27)
Key management personnel and board of directors compensation expense	(49)	(55)

162 BCE Inc. 2017 ANNUAL REPORT

Notes to consolidated financial statements

Note 30 Significant partly-owned subsidiaries

The following tables show summarized financial information for our subsidiaries with significant non-controlling interest (NCI).

SUMMARIZED STATEMENTS OF FINANCIAL POSITION

	CTV SPECIALTY(1)(2)
FOR THE YEAR ENDED DECEMBER 31	2017	2016
Current assets	328	293
Non-current assets	1,013	1,013
Total assets	1,341	1,306
Current liabilities	153	130
Non-current liabilities	184	195
Total liabilities	337	325
Total equity attributable to BCE shareholders	700	687
NCI	304	294

(1)	At December 31, 2017 and 2016, the ownership interest held by NCI in CTV Specialty Television Inc. (CTV Specialty) was 29.9%. CTV Specialty was incorporated and operated in Canada as at such dates.
(2)	CTV Specialty’s net assets at December 31, 2017 and 2016, include $6 million and $2 million, respectively, directly attributable to NCI.

SELECTED INCOME AND CASH FLOW INFORMATION

	CTV SPECIALTY(1)
FOR THE YEAR ENDED DECEMBER 31	2017	2016
Operating revenues	832	824
Net earnings	179	182
Net earnings attributable to NCI	56	56
Total comprehensive income	172	173
Total comprehensive income attributable to NCI	54	54
Cash dividends paid to NCI	34	46

(1)	CTV Specialty’s net earnings and total comprehensive income include $3 million directly attributable to NCI for 2017 and 2016, respectively.

BCE Inc. 2017 ANNUAL REPORT 163